Form 20-F
period 2023-12-31
SharkNinja, Inc.
filed 2024-03-01
CIK 1957132

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___

Commission File Number: 001-41754

SHARKNINJA, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

89 A Street
Needham, MA 02494, United States
(Address of principal executive offices)

 Mark Barrocas
Chief Executive Officer
SharkNinja, Inc.
89 A Street
Needham, MA 2494
(617) 243-0235
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, $0.0001 par value per share	SN	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares: 139,083,369

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”,“accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

        ☐ Large accelerated filer        ☐ Accelerated filer        ☒ Non-accelerated filer        ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Unless the context requires otherwise, (i) references to “SharkNinja,” the “Company,” “we,” “us” and “our” refer to (a) SharkNinja Global SPV, Ltd. (“SharkNinja SPV”) and its consolidated subsidiaries prior to the separation and (b) SharkNinja, Inc. and its consolidated subsidiaries after the completion of the separation, (ii) references to “JS Global” refer to JS Global Lifestyle Company Limited, SharkNinja’s parent prior to the completion of the separation and distribution, and its consolidated subsidiaries other than SharkNinja and SharkNinja’s subsidiaries and (iii) references to “Joyoung” refer to Joyoung Co., Ltd., a subsidiary of JS Global.

All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars. The terms "United States" and the "U.S." refer to the United States of America.

We report our financial statements in U.S. dollars and prepare our Consolidated Financial Statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We also report certain non-U.S. GAAP financial measures (“Item 5. Operating and Financial Review and Prospects — A. Operating Results”), which are derived from the amounts presented in the financial statements prepared under U.S. GAAP.

Certain amounts, percentages and other figures presented in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.

MARKET AND INDUSTRY DATA

This Annual Report includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our retailers and consumers, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research. For certain market share and brand ranking data, we rely upon the Circana Retail Tracking Service (“Circana”) data, which is based on brand-level dollar sales for the 52-week period ended December 30, 2023, unless expressed otherwise, and references to consecutive periods reflect the preceding 52-week time periods.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this Annual Report is reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information — D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates.

TRADEMARKS, SERVICE MARKS, COPYRIGHTS AND TRADENAMES

We own or otherwise have rights to the trademarks, service marks and copyrights, including those mentioned in this Annual Report, used in conjunction with the operation of our business. This Annual Report includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report may appear without the ®,™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;

•our ability to commercialize a continuing stream of new products and line extensions that create demand;

•our ability to effectively manage our future growth;

•general economic conditions and the level of discretionary consumer spending;

•our ability to expand into additional consumer markets;

•our ability to maintain product quality and product performance at an acceptable cost;

•our ability to compete with existing and new competitors in our markets;

•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;

•the risks associated with doing business globally;

•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;

•our ability to hire, integrate and retain highly skilled personnel;

•our ability to maintain, protect and enhance our intellectual property;

•our ability to securely maintain consumer and other third-party data;

•our ability to comply with regulatory requirements;

•the increased expenses associated with being a public company;

•our status as a “controlled company” within the meaning of the rules of NYSE;

•our ability to achieve some or all of the anticipated benefits of the separation from JS Global;

•the payment of any declared dividends; and

•the other risks and uncertainties described under "Item 3. Key Information — D. Risk Factors.”

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Annual Report. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this Annual Report.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.    [Reserved]

Not required.

B.    Capitalization and indebtedness

Not applicable.

C.    Reasons for the offer and use of proceeds

Not applicable.

D.    Risk factors

You should consider carefully the following risks, together with the financial and other information contained in this Annual Report, which we believe are the principal risks that we face. If any of the following risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that case, the market price of our ordinary shares could decline. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of the events discussed below will not occur.

Summary of Principal Risk Factors

Our business is subject to change, risks, and uncertainties, as described herein. The risk factors that the Company considers material include, but are not limited to, the following:

Risks Related to Our Business, Operations and Industry
•Our business depends on maintaining and strengthening our brands to generate and maintain ongoing demand for our products, and a significant reduction in such demand, or misuse by licensees of our brands, could harm our business, financial condition and results of operations.
•We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
•Our net sales and profits depend on the level of consumer spending on our products, which is sensitive to general economic conditions and other factors; during a downturn in the economy, consumer purchases of discretionary items may be adversely affected, which could materially harm our business, financial condition and results of operations.
•We participate in highly competitive markets, and we may not be able to compete successfully, causing us to lose market share and sales.

•We rely principally on suppliers, and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business, financial condition and results of operations.
•If we fail to timely and effectively obtain shipments of products from our suppliers and deliver products to our retailers, consumers and distributors, our business, financial condition and results of operations could be harmed.
•We have significant international operations and are exposed to risks associated with doing business globally.
•Our results of operations have been and may continue to be adversely affected by inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services.
•We rely substantially on our retailers and distributors.
•As a result of retailers maintaining tighter inventory control, we face risks related to meeting demand and storing inventory.
•Use of social media and influencers may materially and adversely affect our reputation, business, financial condition and results of operations.
•We depend on highly skilled personnel, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges.

Risks Related to Intellectual Property, Information Technology and Data Privacy
•If we fail to adequately protect our intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.
•A cybersecurity breach or failure of one or more key information technology systems could have a material adverse effect on our business or reputation.
•We may not be able to enforce our intellectual property rights throughout the world.
•If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be harmed significantly.
•If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.

Risks Related to Our Legal, Tax and Regulatory Environment
•From time to time, we may be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention and materially harm our business, financial condition and results of operations.
•Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.
•Changes to U.S. trade policies that restrict imports or increase import tariffs may have a material adverse effect on our business.
•The Chinese government may intervene in or influence our operations or the operations of our third party suppliers at any time, which could result in a material change in our business, financial condition and results of operations as well as the value of our ordinary shares.
•Increased focus by governmental and non-governmental organizations, consumers and shareholders on sustainability issues, including those related to climate change, may increase our costs and litigation risks, which may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Risks Related to Our Financial Condition
•Our indebtedness could materially adversely affect our financial condition.
•Our net sales could decline due to changes in credit markets and decisions made by credit providers.
•We depend on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on terms acceptable to us or at all.

Risks Related to the Separation and Distribution
•We may be unable to achieve some or all of the anticipated benefits of the separation, and the separation may adversely affect our business, financial condition and results of operations.
•Conflicts of interest may arise because the Chairperson of our Board holds a management and board position with JS Global.

Risks Related to Ownership of Our Ordinary Shares
•An active trading market for our ordinary shares may not be sustained and our share price may be volatile such that you may not be able to resell your shares at or above the public offering price.
•We have limited history as a stand-alone public company, and our historical financial data is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.
•We are obligated to maintain internal control over financial reporting and to evaluate and determine its effectiveness. We have identified a material weakness in our internal control over financial reporting that remains unremediated at this time. The identification of material weaknesses in the future or any failure of our internal systems, controls, and procedures could have an adverse effect on our business, financial condition, results of operations, and investor confidence.
•We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and may cause us to incur significant legal, accounting and other expenses.
•Mr. Wang is a substantial shareholder and has influence over matters outside the ordinary course of our business requiring a shareholder vote, which may limit your ability to influence our actions.
•Members of our management team have limited experience managing a U.S. public company.

The risks described above should be read together with the text of the full risk factors below and the other information set forth in this Annual Report, including the consolidated financial statements and the related notes, as well as in other documents that are filed with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that are currently determined to be immaterial, may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

Risks Related to Our Business, Operations and Industry

Our business depends on maintaining and strengthening our brands to generate and maintain ongoing demand for our products, and a significant reduction in such demand, or misuse by licensees of our brands, could harm our business, financial condition and results of operations.

The “Shark” and “Ninja” names and related brand images are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business into new categories and markets. Our success depends on the value and reputation of our brands, which, in turn, depends on factors such as the quality, design, performance, functionality and durability of our products, the image of our direct-to-consumer (“DTC”) sales channels and retailer floor spaces, our communication activities, including advertising, social media and public relations, and our management of the consumer experience, including direct interfaces through support services. Maintaining, promoting and positioning our brands is important to expanding our consumer base and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality consumer experiences. We intend to continue making substantial investments in these areas in order to maintain and enhance our brands, and such investments may not be successful.

Ineffective marketing, negative publicity, product diversion to unauthorized distribution channels, product or manufacturing defects, product recalls, counterfeit products, unfair labor practices, failure to protect the intellectual property rights in our brands and detrimental acts by third parties are potential threats to the strength of our brands, and those and other factors could rapidly and severely diminish consumer confidence in us, which may materially and adversely affect our business, financial condition or results of operations. Additionally, the growing use of social media increases the speed with which information and opinions can be shared and the speed with which a company’s reputation can be affected. If we fail to correct or mitigate misinformation or negative information, including information spread through social media or traditional media channels, about us, the products we offer, our consumer experience or any aspect of our brands, our business, financial condition and results of operations could be adversely impacted. Maintaining and enhancing the image of our brands in our current key markets, including North America, Europe and other select international markets, and in new markets where we currently may have limited brand recognition, is important to expanding our consumer base. If we are unable to maintain or enhance our brands in current or new markets, or if we fail to continue to successfully market and sell our products to our existing consumers or expand our consumer base, growth strategy, business, financial condition and results of operations could be harmed.

We also license certain of our brands and other product-related intellectual property to JS Global and certain affiliates of JS Global for use in certain markets, as well as the right for JS Global and certain affiliates of JS Global to independently manufacture and distribute products under those brands in such markets, and such licenses and other grants of rights may create additional exposure for those brands to issues related to product safety, quality and sustainability, among other concerns, including risks to our intellectual property and our reputation. If JS Global or its affiliates fail to comply with our quality standards and other controls, or otherwise breach the terms of an agreement with us, such failure or breach could materially and adversely affect our brands, business, financial condition and results of operations. Any dispute with JS Global or its affiliates could be complex, expensive and time-consuming.

Additionally, independent third parties and consumers often review our products as well as those of our competitors. Perceptions of our product offerings in the marketplace may be significantly influenced by these reviews, which are disseminated via various media, including the internet. If reviews of our products or our brands are negative or less positive as compared to those of our competitors, our brands may be adversely affected and our business, financial condition and results of operations may be materially harmed.

If we are unable to commercialize a continuing stream of new products and line extensions that create demand, our ability to compete in the marketplace may be materially and adversely impacted.

Our strategy includes investment in new product development and a focus on continuous innovation to enhance our product offerings. Our long-term success in the competitive retail environment depends on our ability to develop and commercialize a continuing stream of innovative new products and line extensions that create consumer demand. Our ability to quickly innovate in order to adapt our products to meet changing consumer demands is essential, especially in light of e-commerce significantly reducing the barriers for even small competitors to quickly introduce new brands and products directly to consumers, which may increase competition in our industry and has the potential to divert demand for our products to competitors. New product development and commercialization efforts, including efforts to enter markets or product categories in which we have limited or no prior experience, have inherent risks. These risks include the costs involved, such as development and commercialization, product development or launch delays and the failure of new products and line extensions to achieve anticipated levels of market acceptance or growth in sales or operating income. We also face the risk that our competitors will introduce innovative new products that compete with our products and thereby divert demand for our products to such competitors’ products. In addition, sales generated by new products or line extensions could cause a decline in sales of our existing products. If new product development and commercialization efforts are not successful, our business, financial condition and results of operations could be adversely affected.

Past growth may not be indicative of future growth.

Historically, we have experienced sales growth mainly through organic market share gains, geographic expansion, technological innovation, new product offerings and increased consumer demand for our product lines. Our various business strategies and initiatives, including our growth initiatives, are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In the future, we may not be able to:

•acquire new consumers, retain existing consumers or grow or maintain our share of our current key markets, including North America, Europe and other select international markets;

•penetrate new markets;

•identify and develop new products that meet the demand of rapidly evolving consumer expectations;

•generate sufficient cash flows to support expansion plans and general operating activities;

•obtain financing for our growth initiatives, including acquisitions;

•identify suitable acquisition candidates and successfully integrate acquired businesses;

•maintain favorable supplier, retailer and distributor arrangements and relationships;

•manage an effective pricing strategy to meet changing consumer demands or preferences;

•maintain our intellectual property to promote and sustain our growth in existing and new categories;

•maintain our omni-channel presence through our relationships with various online and retailers and distributors;

•maintain consumer satisfaction and retention; and

•identify and divest assets that do not continue to create value consistent with our strategic or financial objectives.

If we are not able to manage these potential difficulties successfully in order to continue to compete in our markets and grow our business, financial condition and results of operations could be adversely affected.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

We have experienced rapid and consistent growth in our business operations and the scope and complexity of our business has increased substantially over the past several years. As a result, the number of our full-time employees increased from approximately 2,619 as of December 31, 2021, to approximately 3,019 as of December 31, 2023, and we have expanded our operations to include new supplier engagements. We have made, and expect to continue to make, significant investments in our research and development efforts and in our sales and marketing organizations, including with respect to future product offerings and accessories and to expand our operations and infrastructure both domestically and internationally. This growth has placed, and may continue to place, significant demands on our management, our personnel and our operational and financial infrastructure. For example, our consumers may increasingly rely on our support services to resolve any issues related to the use of our products and smart features. Providing a high-quality consumer experience is vital to our success in generating word-of-mouth and social media referrals to drive sales, maintain and expand our brand recognition and retain existing consumers. The importance of high-quality support services will increase as we continue to expand our business and introduce new and/or enhanced product offerings, especially if we face limited brand recognition in certain markets that leads to non-acceptance or delayed acceptance of our products by consumers. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain consumer satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our products could suffer, which could negatively affect our reputation, business, financial condition and results of operations, and our corporate culture may be harmed.

Our net sales and profits depend on the level of consumer spending on our products, which is sensitive to general economic conditions and other factors; during a downturn in the economy, consumer purchases of discretionary items may be adversely affected, which could materially harm our business, financial condition and results of operations.

Our products are discretionary items for consumers. Therefore, the success of our business depends significantly on economic factors and trends in consumer spending. There are a number of factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, inflation levels, disposable consumer income, consumer credit availability, unemployment and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other products if we do not continue to provide authentic, compelling and high-quality products at appropriate price points. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and consumer spending levels may be subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our products, decreased prices and harm to our business, financial condition and results of operations. Moreover, consumer purchases of discretionary items, such as our products, tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty, which may adversely affect our net sales and profits and slow our growth. A downturn in the economies in markets in which we sell our products, particularly in the United States, may materially harm our sales, profitability and financial condition.

Our growth depends, in part, on our continued penetration and expansion into new markets, and we may not be successful in doing so.

We believe that our future growth depends not only on continuing to reach our current core demographic, but also continuing to penetrate and broaden our retailer, consumer and distribution bases, including through retail brick-and-mortar and online sales channels and our websites, in the United States and international markets. In these markets, we have faced, and may continue to face, challenges that are different from those we currently encounter, including competitive, merchandising, pricing, distribution, hiring, legal and regulatory and other difficulties, such as understanding and accurately predicting the demographics, preferences and purchasing habits of consumers in these new markets. We have encountered, and may continue to encounter, problems in our logistical operations, including our fulfillment and shipping functions, related to increased consumer demand for our products from online sales channels. We have also encountered, and may continue to encounter, difficulties in attracting consumers due to a lack of familiarity with, or acceptance of, our brands or a resistance to paying for our products, particularly in international markets. We continue to evaluate our marketing efforts and other strategies to expand our retailer, consumer and distribution bases in the United States and international markets. Our efforts to invest in sales and marketing activities to further penetrate newer geographies and product categories may not be successful. If we are not successful with such investments, our business, financial condition and results of operations may be harmed.

Our business could be adversely affected if we fail to maintain product safety, quality and performance at an acceptable cost.

In order to maintain and increase net sales, we must produce safe, high quality products at acceptable costs. If we are unable to maintain the safety, quality and performance of our products at acceptable costs, our brands, the market acceptance of our products and our results of operations may suffer. As we periodically update our products and incorporate new materials and technologies, we may encounter unanticipated issues with product safety, quality and performance or production and supply delays. Our product testing may not in all cases identify and address any product safety, quality or performance issues before we introduce products to market and unanticipated product safety, quality or performance issues may be identified after a product has been introduced and sold. As we continue to introduce new products and enhancements, we expect the costs associated with such products and enhancements will continue to increase.

We participate in highly competitive markets, and we may not be able to compete successfully, causing us to lose market share and sales.

We compete for consumer acceptance and limited shelf space based upon brand recognition, perceived product quality, price, performance, product features and enhancements, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies and new product introductions. Our ability to compete in these highly competitive markets may be adversely affected by a number of factors, including, but not limited to, the following:

•we compete against many well-established companies that may have substantially greater financial and other resources, including personnel and research and development, and greater overall market share than us, as well as established supplier, retailer and distributor relationships;

•in some key product categories, our competitors may have lower production costs and higher profit margins than us, which may enable them to compete more aggressively in offering retail discounts, rebates and other promotional incentives;

•our competitors have obtained, and may in the future be able to obtain, exclusivity or sole source at particular retailers and distributors or favorable in-store placement;

•technological advancements, product improvements or effective advertising campaigns by competitors may weaken consumer demand for our products;

•consumer preferences may change to lower or higher margin products or products other than those we market; and

•we may not be successful in the introduction, marketing and manufacturing of any new products, product innovations or line extensions or be able to develop and introduce, in a timely manner, innovations to our existing products that satisfy consumer needs or achieve market acceptance.

Some competitors may be willing to reduce prices and accept lower profit margins to compete with us. As a result of this competition, we could lose market share and sales or be forced to reduce our prices to meet competition. If our product offerings are unable to compete successfully, our business, financial condition and results of operations could be materially and adversely affected. In addition, we may be unable to implement changes to our products or otherwise adapt to changing consumer trends. If we are unable to respond to changing consumer trends, our business, financial condition and results of operations could be adversely affected.

The pace of technological change continues to accelerate and our ability to react effectively to such change may present significant competitive risks.

The pace of technological change is increasing at an exponential rate. To remain competitive, we must invest in developing tools and processes to improve the speed at which we are able to develop competitive products, including significant investment in the development and advancement of new technologies, such as artificial intelligence, data analytics, robotics, sensor technology, data storage, among others, as well as other technologies in the future that are not foreseen today. Failure to adapt or react effectively to such changes could adversely affect our business, financial condition and results of operations.

We rely principally on suppliers, and problems with, or loss of, our suppliers or an inability to obtain raw materials could harm our business, financial condition and results of operations.

Our operation is highly dependent on our relationships with suppliers. We face the risk that these suppliers may not produce or deliver our products on a timely basis. We have experienced, and expect that we will continue to experience, operational difficulties and risk within our supply chain. These difficulties include reductions in the availability of production capacity, delays due to compliance with product specifications and regulatory and consumer requirements, failures to meet production deadlines, failure to meet our product quality standards, increases in costs of materials and manufacturing, operational impacts due to regional shutdowns, shipping and port disruptions, environmental impacts or other business interruptions. The ability of our suppliers to effectively satisfy our production requirements could also be impacted by financial difficulty or damage to their operations caused by fires, floods and other natural disasters, terrorist attacks, riots, geopolitical events, public health issues such as pandemics or epidemics or other events. The failure of any supplier to perform to our expectations could result in supply shortages or delays for certain products and harm our business, financial condition and results of operations. If we experience significantly increased demand, or if we need to replace an existing supplier due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins and harm our ability to deliver our products on time or at a cost that is acceptable to retailers and consumers. For certain of our products, it may take a significant amount of time to identify and qualify a supplier that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards.

The capacity of our suppliers to produce our products is also dependent upon the availability of raw materials. Our suppliers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our suppliers or increased costs. Any shortage of raw materials or inability of a supplier to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our retailers. As a result, we could experience cancellations of orders, refusals to accept deliveries or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Further, our new products may utilize customized components available from limited sources. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. Continued availability of these components or products at acceptable prices, or at all, may be affected for various reasons, including if those suppliers decide to concentrate on the production of common components and products instead of components and products customized to meet our requirements.

We have also entered into various supply agreements with JS Global and certain affiliates of JS Global. Our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them may be limited. If JS Global or its affiliates fails to provide the supply and sourcing services contemplated by such agreements, or otherwise breach the terms of such agreements, such failure or breach could materially and adversely affect our brands, business, financial condition and results of operations. Any dispute with JS Global or its affiliates could be complex, expensive and time-consuming. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Party Transactions with JS Global.”

We rely on a series of purchase orders with our suppliers. Some of these relationships are not exclusive, which means that these suppliers could produce similar products for our competitors.

Although we typically have contractual agreements with our suppliers, we primarily rely on a series of purchase orders. Our suppliers have, and may in the future, raise prices, which would increase our costs and harm our margins. Our suppliers may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain finished products in adequate quantities, of required quality and at acceptable prices from our suppliers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retailers, consumers and distributors and increase our product costs thereby reducing our margins.

In addition, not all of our arrangements with our suppliers are exclusive. As a result, our suppliers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Further, suppliers subject to contractual exclusivity with us could choose to breach our agreements and work with our competitors. Our competitors could also enter into restrictive or exclusive arrangements with our suppliers that could impair or eliminate our access to manufacturing capacity or supplies, which could adversely affect our business, financial condition and results of operations.

If we fail to timely and effectively obtain shipments of products from our suppliers and deliver products to our retailers, consumers and distributors, our business, financial condition and results of operations could be harmed.

Our business depends on our ability to source and distribute products in a timely manner. We import most of our products and have been, and are, vulnerable to risks associated with products manufactured abroad, including, among other things, transportation and other delays in shipments, including as a result of labor disputes or shortages, heightened security screening, port congestion, container shortages and inspection processes or other port-of-entry limitations or restrictions in the countries in which we operate.

In addition, we rely upon independent land-based, ocean freight and air freight carriers for product shipments to our retailers and distributors, as well as consumers who purchase through our DTC sales channels. We may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, may not be able to receive products from suppliers or deliver products to retailers, consumers or distributors in a timely and cost-effective manner. Failure to procure our products from our suppliers and deliver our products to our retailers, consumers and distributors in a timely and cost-effective manner could damage our brands and harm our business, financial condition and results of operations.

If we fail to maintain existing consumers and attract new consumers, or fail to do so in a cost-effective manner, we may not be able to increase sales.

Our success depends, in part, on our ability to cost-effectively attract consumers to our products, retain our existing consumers and encourage these consumers to continue to utilize our products. We have made, and we expect that we will continue to make, significant investments in attracting new consumers, including through the use of corporate partnerships, product ambassadors, traditional, digital and social media, original infomercials and engagement in sponsorship initiatives. Marketing campaigns can be expensive and may not result in the cost-effective acquisition of consumers. We cannot guarantee that any increase in our consumer acquisition costs will result in any new consumer acquisitions or net sales growth. Inflation and rising product costs may also affect our ability to provide products in a cost-effective manner and hinder us from attracting new consumers.

We spend significant amounts on advertising and other marketing campaigns, as well as increased promotional activities, to acquire new consumers, and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to increase awareness of our brands and our products. For the years ended December 31, 2023, 2022 and 2021, our advertising expenses were $409.2 million, $270.8 million and $296.0 million, respectively, representing approximately 9.6%, 7.3% and 7.9% of our net sales, respectively. Our paid marketing initiatives include television and other advertising, search engine marketing, email, displays and dedicated in-store arrangements and social media marketing. For example, we actively market our products through television and buy search advertising through search engines, such as Google and Bing, major mobile application stores and social media platforms, such as Facebook, TikTok and Instagram, and use internal analytics and external vendors for bid optimization and channel strategy. Our non-paid advertising efforts include search engine optimization, non-paid social media and email marketing. Search engines frequently modify their search algorithms and these changes can cause our websites to receive less favorable placements, which could reduce the number of consumers who visit our websites or are directed to information about our products. The costs associated with advertising through search engines can also vary significantly from period to period and have generally increased over time. We may be unable to modify our strategies in response to any future search algorithm changes made by the search engines, which could require a change in the strategy we use to generate consumer traffic and drive consumer interactions. In addition, our websites must comply with search engine guidelines and policies, which are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results, penalize us or could remove our content altogether from their indices. Further, changes to third-party policies that limit our ability to deliver, target or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google, could reduce the effectiveness of our marketing, which may reduce consumer demand for our products and adversely affect our business, financial condition and results of operations.

We may fail to identify advertising opportunities that satisfy our anticipated return on advertising spend as we scale our investments in marketing or to fully understand or estimate the conditions and behaviors that drive consumer behavior. If any of our advertising campaigns prove less successful than anticipated in attracting consumers, we may not be able to recover our advertising spend and our net sales may fail to meet market expectations, either of which could have an adverse effect on our business, financial condition and results of operations. There can be no assurance that our advertising and other marketing efforts will result in increased sales of our products. If we are unable to attract new consumers, or fail to do so in a cost-effective manner, our growth could be slower than we expect, and our business, financial condition and results of operations may be harmed.

If we are not successful in expanding our DTC sales channel by driving consumer traffic and consumer purchases through our infomercials and websites, our business, financial condition and results of operations could be harmed.

We are currently investing in our DTC sales channels, primarily through our infomercials and websites, and our future growth relies, in part, on our ability to attract consumers through these channels, which requires significant expenditures in marketing and infrastructure. If we are unable to drive traffic to, and increase sales through, our infomercials and websites, our business, financial condition and results of operations could be harmed. The success of our DTC sales is subject to risks associated with the e-commerce marketplace, many of which are outside of our control. Our inability to adequately respond to these risks and uncertainties or to successfully maintain and expand our DTC business via our infomercials and websites may have an adverse impact on our business, financial condition and results of operations.

We have significant international operations and are exposed to risks associated with doing business globally.

We sell and distribute our products in many key international markets in North America, Europe and elsewhere around the world. These activities have resulted, and will continue to result, in investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. In addition, we rely on suppliers located outside of the United States. The operation of foreign distribution in our international markets, as well as the management of relationships with suppliers, will continue to require the dedication of management, our workforce and other resources.

As a result of this international business, we are exposed to increased risks inherent in conducting business outside of the United States. These risks include the following:

•adverse changes in foreign currency exchange rates can have a significant and adverse effect upon our business, financial condition and results of operations;

•increased difficulty in protecting our intellectual property rights and trade secrets, including litigation costs and the outcome of such litigation in jurisdictions outside the United States;

•increased exposure to events that could impair our ability to operate internationally with third parties such as problems with such third parties’ operations, finances, insolvency, labor relations, manufacturing capabilities, costs, insurance, natural disasters, public health emergencies or other catastrophic events;

•unexpected legal or government action or changes in legal or regulatory requirements;

•difficulties in managing, growing and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

•social, economic or political instability;

•potential negative consequences from changes to taxation or tariff policies;

•increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including, but not limited to, the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), international environmental, health and safety laws and increasingly complex regulations relating to the conduct of international commerce, including import/export laws and regulations, economic sanctions laws and regulations and trade controls;

•increased exposure to cybersecurity risks in foreign jurisdictions that may materially and adversely affect our business, financial condition and results of operations;

•increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations and maintaining appropriate protocols and guidelines for managing our foreign operations; and

•increased exposure to interruptions in land, air carrier or vessel shipping services.

We may not be able to penetrate or successfully operate in any foreign markets we have entered or may choose to enter. In addition, we may incur significant expenses as a result of our continued international expansion, and we may not be successful in converting those expenditures into increased consumer demand and sales. We may face limited brand recognition in certain parts of the world that could lead to non-acceptance or delayed acceptance of our products by consumers in new markets. We may also face challenges to acceptance of our products in new markets. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products and manage product inventory in an effective and efficient manner.

To ensure adequate inventory supply for our various products, we must forecast inventory needs and place orders with our suppliers before firm orders are placed by our retailers, consumers and distributors. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product to deliver to our retailers, consumers and distributors. Factors that could affect our ability to accurately forecast demand for our products include:

•an increase or decrease in consumer demand for our products;

•a failure to accurately forecast consumer acceptance for our new products;

•product introductions by competitors;

•unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers;

•weakening of economic conditions or reduced consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products;

•the uncertainties and logistical challenges that accompany operations on a global scale; and

•terrorist attacks or acts of war, or the threat thereof, riots, political or labor instability, civil unrest, geopolitical events, public health issues such as pandemics or epidemics, including the severity and transmission rates of new variants, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs, and the sale of excess inventory at discounted prices or in less preferred distribution channels could impair the image of our brands and harm our gross margin. In addition, if we underestimate the demand for our products, our suppliers may not be able to produce products to meet our retailer requirements, and this could result in delays in the shipment of our products, thereby impacting our ability to recognize net sales, generate lost sales and cause damage to our reputation and relationships with our retailers, consumers and distributors.

Challenges in forecasting demand due to changes in the market can also make it difficult to estimate future results of operations and financial conditions from period to period. A failure to accurately predict the level of demand for our products or manage product inventory in an effective and efficient manner could adversely impact our business, financial condition and results of operations.

Our results of operations have been and may continue to be adversely affected by inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services.

We are currently experiencing inflationary pressures on our operating costs. Among other things, competition for labor is becoming more acute, and we have experienced, and may continue to experience, increased labor costs as a result. In addition, we have experienced, and may continue to experience, increased costs from suppliers and for the transportation of our products, including shipping supplies. We also have experienced, and may continue to experience, increased costs for, and limited availability of, warehouse space. There is no assurance that we will be able to fully offset any cost increases through cost reduction programs or price increases of our products, especially given the competitive environment. If we are not able to sufficiently increase our pricing to offset these increased costs or if increased costs and prolonged inflation continue, it could materially and adversely affect our business, financial condition and results of operations. Sustained price increases may lead to declines in demand volume as competitors may not adjust their prices or consumers may decide not to pay the higher prices, which could lead to sales declines and loss of market share. While we seek to project tradeoffs between price increases and volume, our projections may not accurately predict the volume impact of price increases. In addition, volatility in certain commodity markets could significantly affect our manufacturing costs, which may result in reduced profitability.

In addition, our success is dependent, in part, on our continued ability to reduce our exposure to, or mitigate the impact of, increases in the cost of raw materials, finished goods, energy, transportation and other necessary supplies and services through a variety of programs, including future delivery purchases, long-term contracts and sales price adjustments, while maintaining and improving margins and market share. Also, we rely on suppliers to manufacture our products. These suppliers are also subject to price volatility, labor costs and other inflationary pressures, which may, in turn, result in an increase in the amount we pay for sourced products. During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases onto consumers. Conversely, when raw material prices decline, consumer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, financial condition and results of operations.

Some of the products we manufacture require particular types of glass, metal, paper, plastic, resin, wood, electronics or other materials. Lead times for these items vary significantly and are increasing in light of global shortages of critical components, including semi-conductors. Supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. Pricing and availability of finished goods, raw materials, energy, transportation and other necessary supplies and services can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, supply chain issues, natural disasters, labor costs, production levels, competition, consumer demand, import duties and tariffs, currency exchange rates, international treaties and changes in laws, regulations and related interpretations.

We rely substantially on our retailers and distributors.

We have established comprehensive and integrated global retail and distribution networks. In many cases, we sell our products to our retailers or distributors who then in turn sell our products, directly or indirectly, to our consumers. As of December 31, 2023, we had relationships with over 140 retailers and distributors globally. Purchases are normally made through the use of individual purchase orders by our retailers and distributors. Any significant reduction in purchases, failure to obtain anticipated orders or delays or cancellations of orders by any of these major retailers or distributors, or significant pressure to reduce prices from any of these major retailers or distributors, could have a material adverse effect on our business, financial condition and results of operations. Factors that could affect our ability to maintain or expand our sales to these third parties include:

•failure to accurately identify the needs of our consumers;

•a lack of consumer acceptance of new products or enhancements to existing products;

•unwillingness of our key retailers and consumers to attribute value to our new or existing products relative to competing products;

•failure to obtain shelf space from our retailers;

•new, well-received product introductions by competitors;

•damage to our relationships with key retailers and distributors due to brand or reputational harm;

•delays or defaults on our retailers’ or distributors’ payment obligations to us; and

•store closures, decreased foot traffic, recessionary pressures, adverse economic or market conditions or other adverse effects, including public health crises such as pandemics or epidemics.

We cannot ensure that our current retailers and distributors will continue to carry our current products, carry any new products that we develop, display our products in attractive spaces in their stores and e-commerce platforms, train their sales personnel to sell our products, or continue to operate. If we lose any of our key retailers or distributors or any key retailer reduces its purchases of our existing or new products or promotes products of our competitors over ours, our sales would be harmed. Additionally, a significant deterioration in the financial condition of the retail industry in general could have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of the consolidation of retailers that has occurred during the past several years, particularly in the United States and Europe, and consumer trends toward national mass retailers, we may see an increase in the concentration of our sales that are attributable to a limited group of retailers. As these retailers grow larger and become more sophisticated, they may demand lower pricing, special packaging or impose other requirements on us, our distributors and suppliers. Because of the importance of these key retailers, demands for price reductions or promotions, reductions in their purchases, changes in their financial condition or loss of their accounts could have a material adverse effect on our business, financial condition and results of operations. Our success is dependent, in part, on our ability to effectively manage our retailer relationships, including offering mutually acceptable trade terms.

Use of social media and influencers may materially and adversely affect our reputation, business, financial condition and results of operations.

We use third-party social media platforms as marketing tools, among other things. For example, we maintain Instagram, TikTok, Facebook, Twitter, YouTube and Pinterest accounts, as well as our own content on our websites. We maintain relationships with many influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve, new platforms develop and new influencers emerge, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms and with new or emerging influencers. If we are unable to cost-effectively use social media platforms and influencers as marketing tools, if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms or if the influencers we use lose their following, our ability to acquire new consumers and our business, financial condition and results of operations may suffer as a result.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our consumers in a manner that reflects poorly on our brands and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases.

In addition, an increase in the use of social media for marketing may increase our burden to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, the Federal Trade Commission (the “FTC”) can seek enforcement action where an endorsement has failed to clearly and conspicuously disclose a material relationship between an influencer and an advertiser. We generally require influencers to comply with the FTC regulations and regularly monitor what our influencers post. Nevertheless, if they fail to comply with these regulations and we are held responsible for the content of their posts, we could be forced to alter our practices, among other things, which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, as laws and regulations rapidly evolve to govern the use of these social media platforms, the failure by us, our employees, our network of influencers or third parties acting at our direction (including retailers and distributors) to abide by the evolving applicable laws and regulations in the use of these platforms or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.

Insolvency, credit problems or other financial difficulties that could confront our retailers and distributors could expose us to financial risk.

We are exposed to credit risk primarily on our accounts receivable. We provide credit to our retailers and distributors in the ordinary course of our business and perform ongoing credit evaluations. The majority of our accounts receivable with our retailers and distributors are unsecured and we run the risk of our retailers and distributors not being able to meet their payment obligations, particularly in a future economic downturn. Insolvency, credit problems or other financial difficulties confronting our retailers or distributors could expose us to financial risk. These actions could expose us to risks if our retailers or distributors are unable to pay for the products they purchase from us. Financial difficulties of our retailers could also cause them to reduce their sales staff, use of attractive displays, number or size of stores and the amount of shelf space dedicated to our products. Any reduction in sales by, or loss of, our current retailers or distributors, or consumer demand or credit risks associated with our retailers or distributors could harm our business, financial condition and results of operations.

If our suppliers, retailers and distributors do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, financial condition and results of operations could be harmed.

Our reputation and our consumers’ willingness to purchase our products depend in part on the compliance of our suppliers, retailers and distributors with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions and with all legal and regulatory requirements relating to the conduct of their businesses. We cannot control our suppliers, retailers and distributors and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, retailers or distributors fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices or other obligations, norms or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, regulatory proceedings, liability or additional costs that may harm our reputation, business, financial condition and results of operations.

The United States and various foreign governments recently have adopted measures to oppose the use of forced labor. Governments, including the U.S. Government, also have imposed sanctions and export control restrictions with respect to entities that are deemed to have engaged in, or supported the use of, forced labor. We have strong policies against the use of forced labor and do not tolerate this practice within our company or by our suppliers. While we do not expect that our operations will be directly impacted by any government measures targeting forced labor, it is possible that customs authorities could detain shipments of goods based on concerns over the possible use of forced labor, resulting in delays, litigation, damages and reputational harm. Likewise, we cannot rule out the possibility that in the future one of our suppliers could be named to a sanctions or restricted party list, such as the U.S. Department of Commerce’s Bureau of Industry and Security Entity List, based on concerns over forced labor, with similar negative effects on our reputation, business, financial condition and results of operations.

Changes in consumer shopping trends and changes in distribution channels could significantly harm our business.

We sell our products through a variety of trade channels with a significant portion dependent upon retail partnerships, through both traditional brick-and-mortar retail channels and e-commerce channels. We are seeing the emergence of strong e-commerce channels generating more online competition and declining in-store traffic in brick-and-mortar retailers. Consumer shopping preferences have shifted, and may continue to shift in the future, to distribution channels other than traditional retail, such as e-commerce channels. If we are not successful in adopting and utilizing e-commerce channels that future consumers may prefer, we may experience lower than expected net sales.

We are also seeing more traditional brick-and-mortar retailers closing physical stores and filing for bankruptcy, which could negatively impact our distribution strategies and/or sales if such retailers decide to significantly reduce their inventory levels for our products or to designate more shelf space to our competitors. Further consolidation, store closures and bankruptcies of retailers could have a material adverse effect on our business, financial condition and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including:

•general business risks;

•product liability;

•product recall; and

•damage to third parties (e.g., our suppliers, retailers, distributors and fulfillment and shipping providers), our infrastructure or our properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, riots, cyberattacks, geopolitical events, public health issues such as pandemics or epidemics, human errors and similar events.

Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim or a claim in excess of the insurance coverage limits maintained by us could harm our business, financial condition and results of operations.

Our reputation and profitability may be adversely affected if our products are counterfeited or imitated in the market.

Our products may be counterfeited in the market, such as unauthorized imitation, replication of our design, infringement of trademarks or labeling by third parties, which may affect our reputation and profitability. We are not currently aware of any substantial counterfeiting of our products. We monitor any unauthorized use of our registered designs and trademarks, counterfeiting or imitation of our products to help ensure that our intellectual property rights are protected. However, we cannot assure you that counterfeiting and imitation would not occur, or if it does occur, that we would be able to detect and address the problem effectively. A significant presence of counterfeit products in the market could have a negative impact on the value and image of our brands, lead to loss of consumer confidence in our brands and materially and adversely affect our business, financial condition and results of operations.

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our business, financial condition and results of operations.

For our DTC sales, as well as for sales to certain retailers, we accept a variety of payment methods, including credit cards, buy-now-pay-later and certain other financing services, electronic funds transfers and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us, or if the cost of using these providers increases, our business could be harmed. We and our payment processing providers are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our business, financial condition and results of operations.

The failure of any bank in which we deposit our funds could have an adverse effect on our business, financial condition and results of operations.

We currently have cash and cash equivalents deposited in several financial institutions in the United States significantly in excess of federally insured levels. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000 at such financial institutions, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to third parties, which could have an adverse effect on our business, financial condition and results of operations.

Our sales and results of operations are subject to seasonal and quarterly variations.

We believe that our sales and results of operations are subject to seasonal fluctuations. We expect our net sales to be highest in our third and fourth quarters as a result of holiday shipments. Our sales are subject to fluctuations in retailer buying patterns as they manage their own inventory levels based on evolving strategies and trends. In addition, due to our more recent, and therefore more limited, experience with beauty and outdoor cooking products and accessories, we are continuing to analyze the seasonality of these products. We expect that this seasonality will continue to be a factor in our results of operations and sales.

Our annual and quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including, among other things, the timing of the introduction of, and advertising for, our new products and those of our competitors, changes in our product mix and the shifting dynamics of retailer and distributor trade inventories in products viewed as seasonal in nature.

As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our operational results between different quarters within a single fiscal year or across different fiscal years are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of our future performance. In the event that any seasonal or quarterly fluctuations in our net sales and results of operations result in our failure to meet our forecasts or the forecasts of the research analysts that may cover us in the future, the market price of our ordinary shares could fluctuate or decline.

Conflicts with our retailers could harm our business and operating results.

The expansion of our DTC sales channels could alienate some of our retailers and cause a reduction in product sales from these retailers. Retailers may perceive themselves to be at a disadvantage based on the DTC sales offered through our websites and infomercials. Due to these and other factors, conflicts in our sales channels could arise and cause retailers to divert resources away from the promotion and sale of our products. Any of these situations could adversely impact our business, financial condition and results of operations.

We may be unable to generate anticipated cost savings, successfully implement our strategies or efficiently manage our supply chain and manufacturing processes, and our business, financial condition and results of operations could suffer as a result.

We continue to work with our suppliers to implement plans to improve our competitive position by reducing material costs and manufacturing inefficiencies and realizing productivity gains and distribution and supply chain efficiencies. If we cannot successfully implement our cost savings plans or offset the cost of making these changes, we may not realize all anticipated benefits, which could adversely affect our business, financial condition and results of operations or our long-term strategies. We also continue to penetrate new markets and introduce new products and line extensions. We may fail to implement these goals and strategies or to achieve the desired results and we may fail to achieve one or more of our financial goals.

We expect to continue to restructure our operations as necessary to improve operational efficiency, including occasionally opening or closing offices or facilities. Gaining additional efficiencies may become increasingly difficult over time. There may be one-time and other costs and negative impacts on sales growth relating to facility closures or other restructurings and anticipated cost savings. Our strategies may not be implemented or may fail to achieve desired results. If we are unable to generate anticipated cost savings, successfully implement our strategies or efficiently manage our supply chain and manufacturing processes, our results of operations could suffer. These plans and strategies could also have a negative impact on our relationships with suppliers, retailers, employees or consumers, which could also adversely affect our business, financial condition and results of operations.

We may acquire or invest in other companies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations and harm our business, financial condition and results of operations.

We may acquire or invest in businesses, products or technologies that we believe could complement or expand our business, enhance our capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

In any such acquisitions, we may not be able to successfully integrate acquired personnel, operations and technologies or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from future acquisitions due to a number of factors, including:

•an inability to integrate or benefit from acquisitions in a profitable manner;

•unanticipated costs or liabilities associated with the acquisition;

•the incurrence of acquisition-related costs;

•the diversion of management’s attention from other business concerns;

•the loss of our or the acquired business’ key employees; or

•the issuance of dilutive equity securities, the incurrence of debt or the use of cash to fund such acquisitions.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could harm our results of operations.

Further, in connection with business acquisitions, we may assume certain potential liabilities. To the extent such liabilities are not identified by us or to the extent the indemnifications obtained from third parties are insufficient to cover such liabilities, these liabilities could have a material adverse effect on our business, financial condition and results of operations.

As a result of retailers maintaining tighter inventory control, we face risks related to meeting demand and storing inventory.

As a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase products on a “just-in-time” basis, which will put greater demands on warehouse labor and carrier compliance as we compress shipping windows. Due to a number of factors, including manufacturing lead-times, seasonal purchasing patterns and the potential for material price increases, we may be required to shorten our lead-time for production and more closely anticipate our retailers’ and consumers’ demands, which could in the future require us to carry additional inventories and increase our working capital and related financing requirements. This may increase the cost of warehousing inventory, result in excess inventory becoming difficult to manage, unusable or obsolete or require inventory deviations or substitutions. In addition, if our retailers significantly change their inventory management strategies, we may encounter difficulties in filling consumer orders resulting in chargebacks or liquidating excess inventories or we may find that retailers and consumers are cancelling orders or returning products, which may have a material adverse effect on our business, financial condition and results of operations.

We depend on highly skilled personnel, and if we are unable to hire, integrate and retain our personnel, we may not be able to address competitive challenges.

Our future success will depend upon our continued ability to hire, integrate and retain highly skilled personnel, including senior management, engineers, product designers, finance and legal personnel and support service professionals. Our workplace is fast-paced and intensely dedicated to delivering on our mission of positively impacting people’s lives, every day in every home. This focus and obsession to win requires a unique mindset. Competition for highly skilled personnel is intense. We compete with many other companies for engineers and product designers with meaningful experience in designing, developing and managing software, as well as for skilled marketing, operations and support service professionals, and we may not be successful in attracting and retaining the professionals we need. We may need to invest significant amounts of cash and equity to attract and retain new and highly skilled employees, and may never realize returns on these investments. If we are not able to effectively hire, train and retain employees, our ability to achieve our strategic objectives may be adversely impacted and our business, financial condition and results of operations may be harmed.

In addition to hiring and integrating new employees, we must continue to focus on retaining our key employees who foster and promote our innovative corporate culture. Our future performance depends on the continued services and contributions of our Chief Executive Officer, Mr. Barrocas, who is critical to the development of our business and growth strategy, in addition to other key employees to execute on our business plan and to identify and pursue new opportunities and solutions. The failure to properly develop or manage succession plans or develop leadership talent or the loss of services of key employees could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. We also do not have key person insurance on the life of any of our executive officers or other key personnel. The loss of one or more of our key employees (including any limitation on the performance of their duties or short-term or long-term absences as a result of illness or other factors) could adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property, Information Technology and Data Privacy

Claims by third parties that we are infringing their intellectual property and other litigation could adversely affect our business.

From time to time we have been, and expect we will continue to be, subject to claims that we are infringing the patents and other intellectual property of others, and it is possible that third parties will assert infringement, misappropriation, unfair competition or similar claims against us in the future. An adverse finding against us in these or similar patent or other intellectual property litigation or disputes may have a material adverse effect on our business, financial condition and results of operations. Any such claims, with or without merit, could be time consuming and expensive and may require us to incur substantial costs, including the diversion of the resources of management and technical personnel, cause product delays or require us to redesign our products or enter into licensing or other agreements in order to secure continued access to necessary or desirable intellectual property. If we are deemed to be infringing or otherwise violating a third party’s intellectual property and are unable to continue using that intellectual property as we had been, our business and results of operations could be harmed if we are unable to successfully develop non-infringing alternative products or features on a timely basis or license non-infringing alternatives or substitutes, if any exist, on commercially reasonable terms. In addition, an unfavorable ruling in intellectual property litigation could subject us to significant liability, as well as require us to cease developing, manufacturing or selling the affected products or using the affected processes or product feature. Any significant restriction on our proprietary or licensed intellectual property or operations that impedes our ability to develop and commercialize our products could have a material adverse effect on our business, financial condition and results of operations.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.

Our success with our proprietary products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights, including our patent, trade secret, copyright and trademark rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market similar products, which may reduce consumer demand for our products and adversely affect our business, financial condition and results of operations.

We hold numerous design and utility patents, in numerous jurisdictions, that cover a wide variety of products and processes. We cannot be certain that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge and potentially invalidate any existing or future patents that we receive or license. In addition, patent rights may not prevent competitors from developing, using or selling products that are similar or functionally equivalent to our products.

A cybersecurity breach or failure of one or more key information technology systems could have a material adverse effect on our business or reputation.

We rely extensively on information technology (“IT”) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business. Disruption or failures of our IT systems could have a material adverse effect on our business.

Our IT systems have been, and will likely continue to be, subject to security breaches, operational data loss, general disruptions in functionality, computer viruses or other malicious codes, unauthorized access attempts, phishing and other cyberattacks. We continue to assess potential threats and make investments seeking to address and prevent these threats, including monitoring of our networks and systems and upgrading skills, employee training and security policies for us and our third-party providers. However, because the techniques used in these cyberattacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. To date, we have seen no material impact on our business or operations from these attacks; however, we cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third-party providers’ databases or systems or that such breaches or breakdowns will not have a material adverse impact on our business, financial condition and results of operations. If the IT systems, networks or service providers we rely upon fail to function properly or if we or one of our third-party providers suffer a loss, significant unavailability of or disclosure of our business or stakeholder information and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action, including administrative fines. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.

We may not be able to enforce our intellectual property rights throughout the world.

We may be required to protect our proprietary technology in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location due to costs, complexities or other reasons. Filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our products and technologies in all countries throughout the world would be prohibitively expensive and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and technologies and, further, may export otherwise infringing, misappropriating or violating products and technologies to territories where we do not have patent or other intellectual property protection or we do have such protection but enforcement is not as strong as that in the United States. These products and technologies may compete with our products and technologies, and our intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. For example, we maintain operations in China, where third parties manufacture a majority of our products, and we currently sell our products and manage operations in multiple additional jurisdictions outside of the United States. Subject to contractual confidentiality obligations, we are required to share significant product design and manufacturing information and materials with third parties necessary for the design and manufacture of our products. We cannot be sure that our data or intellectual property will not be compromised through cyber-intrusion, theft or other means, particularly when the data or intellectual property is held by partners in foreign jurisdictions. Should our intellectual property be compromised, it may be difficult to enforce our rights in China and other foreign jurisdictions in which we operate, which could harm our business, financial condition and results of operations.

These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some countries, particularly developing countries, may not favor or facilitate the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and the attention of our management from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products and technologies and the enforcement of intellectual property rights. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management. In addition, while it is our policy to require certain of our employees, suppliers, consultants, advisors and independent contractors who may be involved in the conception or development of intellectual property rights for us to execute agreements assigning such intellectual property rights to us, we cannot guarantee that we have entered into such agreements with each party that may have developed intellectual property rights for us. Individuals involved in the development of intellectual property rights for us may make adverse ownership claims to our current and future intellectual property rights, which may compromise our ability to pursue commercial objectives that utilize our intellectual property assets. The assignment of intellectual property rights in agreements entered into by individuals involved in the development of intellectual property rights for us may not be self-executing, or the assignment agreements otherwise may be insufficient or breached, and we may not be able to obtain adequate remedies for such breaches. We may be forced to bring claims against third parties or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property rights. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property rights owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

The risk that other parties may breach confidentiality agreements or that our trade secrets become known or independently discovered by competitors could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The unauthorized use or disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products and harming our ability to maintain or increase our consumer base.

We are subject to data security and privacy risks that could negatively affect our reputation, business, financial condition and results of operations.

In addition to our own sensitive and proprietary business information, we handle transactional and personal information about our employees, consumers, suppliers and retailers. Hackers and data thieves are increasingly sophisticated and operate social engineering, such as phishing and large-scale, complex automated attacks that can evade detection for long periods of time. Any breach of our or our service providers’ network or other vendor systems, may result in the loss of confidential business and financial data, misappropriation of our consumers’, users’ or employees’ personal information or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and retailer relationships and damage to our reputation, resulting in lost sales and consumers, fines, lawsuits or significant legal and remediation expenses. We also may need to expend significant resources to protect against, respond to and/or redress problems caused by any breach.

In addition, as a global company, we are subject to global privacy and data security laws, regulations and codes of conduct that apply to our various business units. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing interpretations. Government regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business.

New and emerging global and local laws on privacy, data and related technologies, as well as industry self-regulatory codes, are creating new compliance obligations and expanding the scope of potential liability, either jointly or severally with our retailers and suppliers. These new and emerging laws, regulations and codes may affect our ability to reach current and prospective consumers, to respond to consumer requests under the laws (such as individual rights of access, correction and deletion of their personal information) and to implement our business models effectively. The costs of compliance or failure to comply with such laws, regulations, codes of conduct and expectations could have a material adverse effect on our business, financial condition and results of operations. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, investigations or proceedings against us by governmental entities or others, damage to our reputation and credibility and could have a negative impact on net sales and profits.

For example, the European Union adopted the General Data Protection Regulation (the “GDPR”), which became effective on May 25, 2018, and has been transposed into the national laws of the United Kingdom (the “U.K. GDPR”) following the exit of the United Kingdom from the European Union in a currently substantially unvaried form which is likely to be subject to divergence from the GDPR over time. While the United States does not have a federal privacy law yet, California passed the California Consumer Privacy Act, which took effect in 2020 and was amended by the California Privacy Rights Act, which became effective on January 1, 2023 (the “CCPA”). Many other states have also passed state privacy laws imposing new regulatory requirements, some of which have become effective and others we expect to become effective in the near term. These laws impose additional obligations on companies such as ours regarding the handling of personal data and provide certain individual privacy rights to persons whose data is processed or stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR, U.K. GDPR and U.S. state privacy laws like the CCPA) and regulations can be costly. In particular, GDPR and U.K. GDPR can each trigger similar and separate administrative fines for noncompliance up to €20 million (£17.5 million) or 4% of annual global revenue, whichever is higher.

We are also subject to evolving European Union and U.K. privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an European Union regulation known as the ePrivacy Regulation, which will significantly increase fines for noncompliance. Recent guidance and case law in the European Union and the United Kingdom require opt-in, informed consent for the placement of a cookie or similar tracking technologies on a consumer’s device and for direct electronic marketing. The GDPR and U.K. GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or tracking technology. While the text of the ePrivacy Regulation is still under development, recent European case law and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies and e-marketing may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand consumers.

A variety of state, national, foreign and international laws and regulations in addition to those discussed above apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development of new products.

Our actual or alleged failure to comply with applicable laws, regulations or policies or to protect personal data could result in enforcement actions and significant penalties against us, which could result in negative publicity, reputational risks, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business, financial condition and results of operations.

Recent changes to patent laws in the United States and in foreign jurisdictions may limit our ability to obtain, defend and/or enforce our patents.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the U.S. federal courts and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent laws or regulations in other countries or jurisdictions, changes in the governmental bodies that enact them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

If we fail to comply with our obligations under license, technology or intellectual property agreements with third parties, we may be required to pay damages and we could lose license, technology or intellectual property rights that are critical to our business.

We license certain intellectual property rights, including technologies, data, content and software from third parties, that are important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology, including under our agreements with JS Global and certain affiliates of JS Global. If we fail to comply with any of the obligations under our license agreements, we may be subject to liability or required to pay damages, and the licensor may have the right to terminate the license. Termination by the licensor may cause us to lose valuable rights and could prevent us from selling our products or inhibit our ability to commercialize future products. Our business could suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable or infringe or otherwise violate third-party rights or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors or other third parties may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s or other third party’s rights. In addition, the agreements under which we license intellectual property rights or technology from third parties are generally complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property rights or technology or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Some of our products and technologies contain open source software, which may pose particular risks to our proprietary software, products and technologies in a manner that could have a material and adverse effect on our business, financial condition and results of operations.

We use open source software in connection with our products and technologies and anticipate using open source software in the future. Some open source software licenses require users who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute the products or technologies related to, the open source software subject to those licenses. Our open source software could be used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, or claims could be made that such use had occurred, in part because open source license terms are often ambiguous. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or technologies unless and until we can recode or reengineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the reengineering process successfully. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality of the code. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and technologies that are similar to or better than ours. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.

In the future, we may identify additional third-party intellectual property rights we may need to license in order to engage in our business, including to develop or commercialize new products or technologies. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other well-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources or greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales or anticipated sales of our products. Such royalties are a component of the cost of our products and may affect the margins on our products. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property rights licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties or if the licensed intellectual property rights are found to be invalid or unenforceable, our business, financial condition and results of operations could be materially and adversely affected. Moreover, we could encounter delays in the introduction of products while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

We rely on operating system providers and app stores to support some of our products and technologies, including our app, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our reputation, business, financial condition and results of operations.

The success of some of our products and technologies depends upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores (“Providers”). We do not control these Providers and as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers. We largely utilize Android-based and iOS-based technology for our SharkClean app.

The Providers that control these operating systems frequently introduce new technology, and from time to time, they may introduce new operating systems or modify existing ones. Further, we are also subject to the policies, practices, guidelines, certifications and terms of service of Providers’ platforms on which we publish our SharkClean app and content. These policies, guidelines and terms of service govern the promotion, distribution, content and operation generally of applications and content available through such Providers. Each Provider has broad discretion to change and interpret its terms of service, guidelines and policies and those changes may have an adverse effect on our or our consumers’ ability to use our products and technologies. A Provider may also change its fee structure, add fees associated with access to and use of its platform or app store, limit the use of personal information and other data for advertising purposes or restrict how users can share information on their platform or across other platforms. If we or our consumers were to violate a Provider’s terms of service, guidelines, certifications or policies or if a Provider believes that we or our consumers have violated, its terms of service, guidelines, certifications or policies, then that Provider could limit or discontinue our or our consumers’ access to its platform or app store. In some cases, these requirements may not be clear and our interpretation of the requirements may not align with the interpretation of the Provider, which could lead to inconsistent enforcement of these terms of service or policies against us or our consumers and could also result in the Provider limiting or discontinuing access to its platform or app store. If our products and technologies are unable to work effectively on or with these operating systems, either because of technological or operational constraints or because the Provider impairs our ability to operate on their platform, this could have a material adverse effect on our business, financial condition and results of operations.

If any Providers, including either Google (for Android) or Apple (for iOS) stop providing us with access to their platform or infrastructure, fail to provide reliable access, cease operations, modify or introduce new systems or otherwise terminate services, the delay caused by qualifying and switching to other operating systems could be time consuming and costly and could materially and adversely affect our business, financial condition and results of operations. Any limitation on or discontinuation of our or our consumers’ access to any Provider’s platform or app store could materially and adversely affect our business, financial condition, results of operations or otherwise require us to change the way we conduct our business.

Risks Related to Our Legal, Tax and Regulatory Environment

From time to time, we may be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert our management’s attention and materially harm our business, financial condition and results of operations.

From time to time, we have been, and may continue to be, subject to claims, lawsuits, including class actions, government investigations and other proceedings involving products liability, competition and antitrust, intellectual property, privacy, consumer protection, securities, tax, labor and employment, commercial disputes and other matters that could adversely affect our business, financial condition and results of operations. As we have grown, we generally have seen a rise in the number and significance of such disputes and inquiries, and we may face increased exposure to securities litigation as a public company. Litigation and regulatory proceedings that we are currently facing, or could face, may be protracted and expensive and the results are difficult to predict. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, regardless of their subject matter or merits, any claims, lawsuits, including class actions, government investigations and other proceedings may result in significant cost to us, which may not be covered by insurance, may divert the attention of management or may otherwise have an adverse effect on our business, financial condition and results of operations. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines or require us to modify our products or technologies, make products unavailable or require us to stop offering certain features, all of which could negatively affect our business, financial condition and results of operations.

The results of litigation, investigations, claims and regulatory proceedings cannot be predicted with certainty, and determining reserves for pending litigation and other legal and regulatory matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters and the time and resources necessary to litigate or resolve them, could harm our business, financial condition and results of operations. In addition, we have agreed to provide indemnification in connection with prior acquisitions or dispositions for certain of these matters, and we cannot provide assurances that material indemnification claims will not be brought against us in the future.

Our business involves the potential for product delays, product recalls, product liability and other claims against it, which could affect our business, financial condition and results of operations.

We manufacture products exclusively through our suppliers. As a designer, marketer and distributor of consumer products, we are subject to the United States Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Product Safety Commission (the “CPSC”) to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. Our products may contain defects and errors, and may in the future contain defects and errors, when first introduced, when new versions or enhancements are released or even after these products have been on the market for some time. There can be no assurance we will be able to detect, prevent or fix all defects or errors, and the presence of any such defects or errors in our products may result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, reputational harm, product recalls and liability exposure, all of which may adversely affect our business, financial condition and results of operations.

We are regularly subject to inquiries from regulators about product safety in the United States and in other jurisdictions. Under certain circumstances, the CPSC or comparable foreign agency could require us to repair, recall, replace or refund the purchase price of one or more of our products or potentially even discontinue entire product lines. We also may voluntarily take such action within strictures recommended by the CPSC or other regulators. The CPSC and other regulators also can impose fines or penalties on a supplier for noncompliance with its requirements. Furthermore, failure to timely notify the CPSC or other regulators of a potential safety hazard can result in significant fines being assessed. Additionally, laws regulating consumer products exist in certain states and some cities in the United States, as well as other countries in which our products are sold, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products, monetary judgment, fine or other penalty could be costly and damaging to our brands and our reputation. If we were required to remove, or we voluntarily removed, any of our products from the market, our reputation could be impaired and we may have large quantities of finished products that we may not be able to sell. We also face exposure to product liability claims and litigation in the event that one or more of our products is alleged to have resulted in bodily injury, property damage or other adverse effects. Furthermore, the occurrence of any material defects in our products could expose us to product liability claims in excess of our insurance coverage or current reserves, and if our insurance coverage or current reserves are inadequate to cover future product liability claims on our products, our business, financial condition and results of operations may be harmed.

In addition to the risk of monetary judgments or other penalties that may result from product liability claims, such claims could result in negative publicity that could harm our reputation, adversely impact our brands or result in an increase in the cost of producing our products. As a result, these types of claims could have a material adverse effect on our business, financial condition and results of operations. We also face exposure to class action lawsuits related to the performance, safety or advertising of our products. Such class action suits could result in substantial monetary judgments and injunctions related to the sale of products and could potentially damage our reputation, business, financial condition and results of operations.

Public perceptions that some of the products we produce and market are not safe could adversely affect us.

On occasion, consumers have alleged that some of our products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that any of our products are not safe, whether justified or not, could impair our reputation, damage our brands and have a material adverse effect on our business, financial condition and results of operations. In addition, we rely on certain third-party trademarks, brand names and logos of which we do not have exclusive use. Public perception that any such third-party trademarks, brand names and logos used by us are not safe or otherwise have negative reputations or associations, whether justified or not, could have a material adverse effect on our business, financial condition and results of operations.

Compliance with various public health, consumer protection and other regulations applicable to our products and facilities could increase our cost of doing business and expose us to additional requirements with which we may be unable to comply.

Certain of our packaging materials and products sold through, and/or facilities operated under, each of our business segments are regulated by the CPSC, the Federal Communications Commission, the U.S. Environmental Protection Agency, the Occupational Safety and Health Administration, the U.S. Food and Drug Administration, the FTC and other federal or state consumer protection and product safety agencies and are subject to the regulations such agencies enforce, as well as by similar state, foreign and multinational agencies and regulations. Failure to comply with such regulatory requirements could result in government-imposed fines, stop sale orders or other penalties, as well as consumer litigation. Our inability to obtain, or the cancellation of, any registration or approval required by such agencies could have an adverse effect on our business, financial condition and results of operations. The severity of the effect could depend, among other things, on factors such as which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals and other ingredients, but we may not always be able to avoid or minimize these risks.

Certain of our products may be regulated under programs within the United States, Canada, the United Kingdom, the European Union or in other countries that may require that those products and the associated product packaging be recycled or managed for disposal through a designated recycling program. Some programs are funded through assessment of a fee on the suppliers, including us. We do not expect that such programs will cause us to incur expenditures that are material to our business, financial condition or results of operations; however, it is possible that our future liability could be material. Furthermore, where we make claims about our products’

recyclability, recycled content or other environmental attributes, we are subject to enforcement by the FTC that any such claims are not false or misleading.

Any failure to comply with U.S. or foreign consumer safety, food and/or environmental laws or regulations could result in us incurring substantial costs, including fines, penalties and other civil and criminal sanctions, civil damages or the prohibition of sales of our products. Such legal and regulatory requirements and the enforcement thereof change frequently, have tended to become more stringent over time and could require us to incur significant expenses. Our retailers routinely require certification by independent third-party laboratories, such as UL Solutions, Inc., which are engaged in the testing of our products for compliance with certain nationally accredited standards in the markets in which we operate. Failure to obtain retailer-required certifications could result in the inability to sell our products.

Given the increasing number of foreign laws to which we are subject and the high level of complexity of these laws, there is a risk that some provisions may be inadvertently violated by us, for example, through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. If we incur liability for noncompliance under these laws or regulations, we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products, which would negatively affect our business, financial condition and results of operations. In addition, any negative publicity directed to us as a result of lawsuits, regulatory proceedings and legislative proposals could harm our brands or otherwise impact the growth of our business. Any costs incurred as a result of compliance efforts or other liabilities under these laws or regulations could harm our business, financial condition and results of operations.

Changes to U.S. trade policies that restrict imports or increase import tariffs may have a material adverse effect on our business.

There have been significant changes and proposed changes in recent years to U.S. trade policies, tariffs and treaties affecting imports. For example, the United States has imposed supplemental tariffs of up to 25% on certain imports from China, as well as increased tariffs and import restrictions on products imported from various other countries. In response, China and other countries have imposed or proposed additional tariffs on certain imports from the United States.

A significant proportion of our products are manufactured in China, Vietnam and other regions outside of the United States. Accordingly, such U.S. policy changes have made it, and may continue to make it, difficult or more expensive for us to obtain certain products manufactured outside the United States, which could affect our net sales and profitability. For instance, we currently benefit from exclusions to 25% tariffs on certain products imported from China. If these exclusions are not extended, we would face a substantial increase in costs. The expiration of these exclusions or additional tariff increases could require us to increase our prices, which could decrease consumer demand for our products. Retaliatory tariff and trade measures imposed by other countries could affect our ability to export products and therefore adversely affect our net sales. Any of these factors could depress economic activity and restrict our access to suppliers, retailers or consumers and could have a material adverse effect on our business, financial condition and results of operations and affect our strategy in China, Vietnam and elsewhere around the world. There can be no assurance that our tariff exposure mitigation efforts will be successful.

We are subject to governmental export and import controls, customs and economic sanction laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain products, as well as customs and other import regulatory requirements. Our products may be subject to U.S. export controls. Compliance with applicable regulatory requirements regarding the import and export of our products may create delays in the introduction of our products in international markets and, in some cases, prevent the export of our products to some countries altogether. Over the past year, several countries have imposed far-reaching export controls with respect to geopolitical conflicts in addition to export control measures targeting certain industries. We do not believe our products are directly impacted by these recent measures, but we cannot rule out the possibility that these measures could have an indirect negative impact on our business and our ability to source certain products from key jurisdictions.

Furthermore, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and other relevant agencies of the U.S. government administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons, from conducting activities, transacting business with or making investments in certain countries or with governments, entities and individuals subject to U.S. economic sanctions. Similar economic sanctions are imposed by the European Union and other jurisdictions. Sanctions may evolve rapidly and with far-reaching impact on global business—for example, over the past year, the United States, the United Kingdom, the European Union, as well as certain other countries have imposed multiple rounds of significant sanctions in response to geopolitical conflicts. Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries, governments, entities and individuals and are constantly changing. Penalties for noncompliance with these complex laws and regulations can be significant and include substantial fines, sanctions or civil and/or criminal penalties and violations can result in adverse publicity, which could harm our business, financial condition and results of operations. Business could be conducted with targets of U.S. sanctions or conducted by our retailers. Any such business could have negative consequences, including government investigations, penalties and reputational harm. Our failure to obtain required import or export approval for our products or to comply with applicable laws and regulations with regard to our import and export activity, could harm our international and domestic sales and adversely affect our net sales.

We could be subject to future enforcement action with respect to compliance with governmental export and import controls, customs laws and economic sanctions laws that result in penalties, costs and restrictions on export privileges that could have an adverse effect on our business, financial condition and results of operations.

Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or government controlled entities. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws generally prohibit companies, their employees and third-party intermediaries from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments of anything of value to government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any improper advantage. Certain laws, including the U.K. Bribery Act, also prohibit soliciting or receiving bribes or improper payments. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

Some of the countries where we operate or where our products are sold may not have as strong a commitment to anti-corruption and ethical behavior that is required by U.S. laws or by our corporate policies. Noncompliance with anti-corruption, anti-bribery, anti-money laundering or similar laws and regulations could subject us to substantial fines, whistleblower complaints, adverse media coverage, investigations and severe administrative, civil and criminal sanctions and penalties, collateral consequences, including restrictions on the marketing of our products in certain countries, remedial measures and legal expenses, all of which could have a material adverse effect on our reputation, business, financial condition and results of operations. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

In addition, if any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (the “FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to income taxes in various jurisdictions around the world. Our effective income tax rate could be adversely affected in the future by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations or their interpretations and application and the outcome of income tax audits in any of the jurisdictions in which we operate or are otherwise subject to tax. Our effective tax rate may also be impacted by changes in the geographic mix of our earnings.

A significant change in U.S. tax law, or that of other countries where we operate or have a presence, may materially and adversely impact our income tax liability, provision for income taxes and effective tax rate. We regularly assess all of these matters to determine the adequacy of our income tax provision, which is subject to significant judgment.

In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our historical income tax provisions and accruals. There can be no assurance that the resolution of any audits or litigation will not have an adverse effect on future operating results.

The Organisation for Economic Cooperation and Development (the “OECD”) is conducting a project focused on base erosion and profit shifting in international structures, which seeks to establish certain international standards for taxing the worldwide income of multinational companies. In addition, the OECD is working on a “BEPS 2.0” initiative, which is aimed at (i) shifting taxing rights to the jurisdiction of the consumer and (ii) ensuring all companies pay a global minimum tax. In December 2022, the member states of the European Union unanimously voted to adopt the OECD’s minimum tax rules and phase them into national law, and in February 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the BEPS 2.0 Pillar Two signatory jurisdictions. Under the European Union’s minimum tax directive, member states are to adopt domestic legislation implementing the minimum tax rules effective for periods beginning on or after December 31, 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after December 31, 2024. Legislatures in multiple countries outside of the European Union have also drafted legislation to implement the OECD’s minimum tax proposal. As a result of these developments, the tax laws of certain countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our business, cash flows, results of operations and financial position.

We may be subject to the Economic Substance Regime in the Cayman Islands.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Cayman Economic Substance Act”). The Cayman Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities. The Cayman

Economic Substance Act generally requires legal entities domiciled or registered in the Cayman Islands to have demonstrable substance in the Cayman Islands. The Cayman Economic Substance Act was introduced by the Cayman Islands to ensure that it meets its commitments to the European Union, as well as its obligations under the Organization for Economic Co-operation and Development’s global Base Erosion and Profit Shifting initiatives. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act. The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following two consecutive years of failing the economic substance test, the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or order that the entity become defunct or struck off.

The Chinese government may intervene in or influence our operations or the operations of our third party suppliers at any time, which could result in a material change in our business, financial condition and results of operations as well as the value of our ordinary shares.

Currently, we maintain operations in China where various third party suppliers manufacture a majority of our products. The Chinese government has significant oversight and discretion over the conduct of these suppliers in China and may intervene or influence their operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affect certain industries and we cannot rule out the possibility that it will, in the future, implement regulations or policies that impact our suppliers, which may adversely affect our business, financial condition and results of operations. In addition, the Chinese government may, in the future, seek to affect operations of any company with any level of operations in China. If we were to become subject to the direct intervention or influence of the Chinese government at any time due to changes in policies, regulations, laws or otherwise, our business, financial condition and results of operations as well as the value of our ordinary shares could be adversely impacted.

Increased focus by governmental and non-governmental organizations, consumers and shareholders on sustainability issues, including those related to climate change, may increase our costs and litigation risks, which may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Expectations of our Company relating to environmental, social and governance factors may impose additional costs and expose us to new risks. There is an increasing focus from certain investors, consumers and other key stakeholders concerning corporate responsibility, specifically related to environmental, social and governance (“ESG”) factors. We expect that an increased focus on ESG considerations will affect some aspects of our operations. There are a number of constituencies that are involved in a range of ESG issues including investors, special interest groups, public and consumer interest groups and third-party service providers. As a result, there is an increased emphasis on corporate responsibility ratings and a number of third parties provide reports on companies to measure and assess corporate responsibility performance. We risk damage to our brands and our reputation in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. We may be required to make substantial investments due to new regulations or otherwise in matters related to ESG, which could require significant investment and impact our operating results. Any failure in our decision-making or related investments in this regard could affect consumer perception of our brands. In addition, in the event that we communicate certain initiatives and goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized by various constituencies for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives are not executed as planned with respect to our ESG considerations, our business, financial condition and results of operations could be materially and adversely affected.

Additionally, as climate change, land use, water use, deforestation, plastic waste, recyclability or recoverability of packaging, including single-use and other plastic packaging and other sustainability concerns become more prevalent, governmental and non-governmental organizations, consumers and investors are increasingly focusing on these issues. In particular, changing consumer preferences may result in increased consumer concerns and demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging and their environmental impact on sustainability, a growing demand for natural or organic products and ingredients or increased consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain consumer products. This increased focus on environmental issues and sustainability may result in new or increased regulations and consumer and investor demands that could cause us to incur additional costs or to make changes to our products to comply with any such regulations and address demands. If we are unable to respond or perceived to be inadequately responding to sustainability concerns, consumers may choose to purchase products from a competitor.

Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. For example, in 2022, the SEC proposed climate disclosure rules that would require new climate related disclosure in SEC filings. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with manufacturing our products. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business, financial condition, results of operations and reputation.

In addition, shareholders are increasingly sensitive to the climate change impacts and mitigation efforts of companies, are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies and are demanding that companies take a proactive approach to addressing perceived environmental risks, including risks associated with climate change, relating to their operations. Adverse publicity or climate-related litigation that may result from enhanced disclosure or shareholder perception could have a negative impact on our business, financial condition and results of operations.

We are subject to environmental and health and safety laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.

Our facilities and operations are subject to a limited number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. Given that we rely on suppliers to manufacture our products, the principal environmental, health and safety laws that apply to our facilities and operations relate to safe use, storage and management of the few hazardous chemicals used in our operations, reporting inventories of certain hazardous chemicals stored at our facilities to state and local emergency responders and proper storage and management of batteries.

We expect to continue to incur costs to comply with these laws and regulations. If we fail to comply with these laws and regulations, we could incur civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures or perform other actions.

In addition, future developments such as new and more restrictive or changes to existing, environmental, health or safety laws and regulations, more aggressive enforcement of existing laws and regulations or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Financial Condition

Our indebtedness could materially adversely affect our financial condition.

At December 31, 2023, we had $804.9 million in outstanding debt. Our indebtedness could have important consequences to the holders of our ordinary shares, including the following:

•making it more difficult for us to satisfy our obligations with respect to our other debt;

•limiting our ability to refinance any of our other debt or to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate purposes;

•requiring us to dedicate a substantial portion of our cash flows to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•increasing our vulnerability to general adverse economic and industry conditions;

•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•placing us at a disadvantage compared to other, less leveraged competitors; and

•increasing our cost of future borrowings.

In addition, if we are unable to timely reduce our level of indebtedness, we will be subject to increased demands on our cash resources, which could increase our total debt-to-capitalization ratios, decrease our interest coverage ratios, lower our credit ratings, result in a breach of covenants or otherwise adversely affect our business and financial results going forward.

Restrictive covenants in our debt agreements may restrict our ability to pursue our business strategies.

Our credit facilities include certain restrictive covenants, which limit our ability to, among other things:

•incur additional debt;

•issue shares;

•pay dividends or repurchase shares;

•create liens on our assets or provide guarantees;

•enter certain transactions with affiliates;

•make certain investments or loans; or

•dispose of or sell assets, make acquisitions or enter into a merger or similar transaction.

Compliance with such restrictive covenants in our credit facilities may limit our ability to engage in acts that may be in our best long-term interests. Additionally, a breach of any of the restrictive covenants in our credit facilities could result in a default under these facilities. If a default occurs, the lenders under our credit facilities may elect to declare all outstanding borrowings, together with accrued interest, to be immediately due and payable, to terminate any commitments they have to provide further borrowings and to exercise any other rights and remedies they have under the facilities or applicable law, including foreclosing on any collateral securing the facilities.

Our net sales could decline due to changes in credit markets and decisions made by credit providers.

Certain of our retailers and consumers finance their purchase of our products through third-party credit providers with whom we have existing relationships. If we are unable to maintain our relationships with our financing partners, there is no guarantee that we will be able to find replacement partners who will provide our retailers and consumers with financing on similar terms and our ability to sell our products may be adversely affected. Further, reductions in consumer lending and the availability of consumer credit could limit the number of consumers with the financial means to purchase our products. Higher interest rates could increase our costs or the monthly payments for products financed through other sources of consumer financing. In the future, we cannot be assured that third-party financing providers will continue to provide retailers and consumers with access to credit or that available credit limits will not be reduced. Such restrictions or reductions in the availability of consumer credit or the loss of our relationship with our current financing partners, could have an adverse effect on our business, financial condition and results of operations.

Our financial results and future growth could be harmed by currency exchange rate fluctuations.

As our international business grows, our results of operations could be adversely impacted by changes in foreign currency exchange rates. Net sales and certain expenses in markets outside of the United States are recognized in local foreign currencies, and we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our financial statements. Similarly, we are exposed to gains and losses resulting from currency exchange rate fluctuations on transactions generated by our foreign subsidiaries in currencies other than their local currencies. We cannot guarantee that our risk management strategies, including financial hedging instruments, will be effective, and our business, financial condition and results of operations could be adversely impacted.

In addition, the business of our suppliers may also be disrupted by currency exchange rate fluctuations by making their purchases of raw materials more expensive and more difficult to finance. Further, under most of our supply agreements, the purchase price payable by us for finished goods is tied to movements in local foreign currency rates. As a result, foreign currency exchange rate fluctuations may adversely impact our business, financial condition and results of operations.

We depend on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not be available on terms acceptable to us or at all.

We primarily rely on cash flow generated from our sales to fund our current operations and our growth initiatives. As we expand our business, we will need significant cash from operations to purchase inventory, increase our product development, expand our supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand internationally and further invest in our sales and marketing efforts. If our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available from our current or future credit facility, we may need to obtain additional equity or debt financing. If such financing is not available to us on satisfactory terms or in a timely manner, our ability to operate and expand our business or to respond to competitive pressures could be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, the ownership of our existing shareholders may be diluted. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of ordinary shares. In addition, any indebtedness we incur may subject us to covenants that restrict our operations and our ability to effectuate certain corporate decisions for our business and will require interest and principal payments that could create additional cash demands and financial risk for us.

Future financing activities may adversely affect our leverage and financial condition.

Subject to the limitations set forth in our debt agreements, we may incur additional indebtedness and issue dividend-bearing redeemable equity interests. We may incur substantial additional financial obligations to enable us to execute our business objectives. These obligations could result in:

•default and foreclosure on our assets if our gross profit after an investment or acquisition are insufficient to repay our financial obligations;

•acceleration of our obligations to repay the financial obligations even if we make all required payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•our immediate payments of all amounts owed, if any, if such financial obligations are payable on demand;

•our inability to obtain additional financing if such financial obligations contain covenants restricting our ability to obtain such financing while the financial obligations remain outstanding;

•our inability to pay dividends on our share capital;

•using a substantial portion of our cash flow to pay principal and interest or dividends on our financial obligations, which will reduce the funds available for dividends on our ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•limitations on our flexibility in planning for and reacting to changes in our business and in the industries in which we operate;

•an event of default that triggers a cross default with respect to other financial obligations, including our indebtedness;

•increased vulnerability to adverse changes in general economic, industry, financial, competitive, legislative, regulatory and other conditions and adverse changes in government regulation; and

•limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our business, financial condition and results of operations could be harmed.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors and could result in a decline in our share price.

If our goodwill, other intangible assets or fixed assets become impaired, we may be required to record a charge to our earnings.

We may be required to record future impairments of goodwill, other intangible assets or fixed assets to the extent the fair value of these assets falls below their book value. Our estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows and current market estimates of value. Estimates used for future sales growth rates, gross profit performance and other assumptions used to estimate fair value could cause us to record material non-cash impairment charges, which could harm our business, financial condition and results of operations.

Circumstances associated with divestitures and product category exits could adversely affect our business, financial condition and results of operations.

We may decide to sell or discontinue certain brands or product categories in the future based on an evaluation of performance and strategic fit. Divestitures or discontinuations of businesses or products may result in asset impairments, including those related to goodwill and other intangible assets and losses upon disposition, both of which could have an adverse effect on our business, financial condition and results of operations. In addition, we may encounter difficulty in finding buyers or executing alternative exit strategies at acceptable prices and terms and in a timely manner and prospective buyers may have difficulty obtaining financing. Past and future divestitures and business discontinuations also involve additional risks, including the following:

•difficulties in the separation of operations, services, products and personnel;

•the retention of certain current or future liabilities in order to induce a buyer to complete a divestiture;

•the disruption of our business;

•the potential loss of key employees; and

•disputes or litigation with the buyers.

We may not be successful in managing these or any other significant risks that we may encounter in divesting or discontinuing a business or exiting product categories, which could have a material adverse effect on our business, financial condition and results of operations.

We are a holding company and depend on our subsidiaries to meet our obligations and pay any dividends.

We are a holding company. Accordingly, our ability to conduct our operations, service any debt that we may incur and pay dividends, if any, is dependent upon the earnings from the business conducted by our subsidiaries. The distribution of those earnings or advances or other distributions of funds by our subsidiaries to us, as well as our receipt of such funds, are contingent upon the earnings of our subsidiaries and are subject to various business considerations and applicable law, including Cayman Law. If our subsidiaries are unable to make sufficient distributions or advances to us, or if there are limitations on our ability to receive such distributions or advances, we may not have the cash resources necessary to conduct our corporate operations, which could adversely affect our business, financial condition and results of operations.

Risks Related to the Separation and Distribution

We may be unable to achieve some or all of the anticipated benefits of the separation, and the separation may adversely affect our business, financial condition and results of operations.

We may not realize some or all of the anticipated strategic, financial, operational or other benefits of the separation for a variety of reasons, including, among others:

•as a standalone public company, we may be more susceptible to macroeconomic factors, have less leverage with suppliers, retailers and distributors and may experience other adverse events compared to if we were still a part of JS Global; and

•our business is less diversified than prior to the separation.

If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, our business, financial condition and results of operations could be adversely affected.

Conflicts of interest may arise because the Chairperson of our Board holds a management and board position with JS Global.

Mr. Wang, the Chairperson of our Board, is also the Chairman, Executive Director and Chief Executive Officer of JS Global. Mr. Hui and Mr. Warner, who joined our Board in connection with the separation and distribution, previously served as members of the JS Global Board. The interests of these directors in JS Global and us could create, or appear to create, conflicts of interest with respect to decisions involving both us and JS Global that could have different implications for JS Global and us. These decisions could, for example, relate to:

•disagreement over corporate opportunities;

•competition between us and JS Global;

•employee retention or recruiting;

•our dividend policy; and

•the services and arrangements from which we benefit as a result of our relationship with JS Global.

Conflicts of interest could also arise if we enter into any new commercial arrangements with JS Global in the future, or if JS Global decides to compete with us in any of our markets. The presence of directors or officers of entities affiliated with JS Global on our Board could create, or appear to create, conflicts of interest and conflicts in allocating their time with respect to matters involving both us and any one of them, or involving us and JS Global, that could have different implications for any of these entities than they do for us. We cannot assure you that our memorandum and articles of association (the “Memorandum and Articles of Association”), policies and procedures will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are directors of both us and entities affiliated with JS Global. As a result, we may be precluded from pursuing certain advantageous transactions or growth initiatives.

We or JS Global may fail to perform under various transaction agreements that were executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, we entered into the Separation and Distribution Agreement and several other ancillary agreements with JS Global and its subsidiaries (as applicable), including the Transition Services Agreement, the Employee Matters Agreement, the Brand License Agreement, the Sourcing Services Agreement (JS Global), the Sourcing Services Agreement (Joyoung) and the Product Development Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Party Transactions with JS Global.” Certain of these agreements provide for the performance of key business services by us and JS Global for each other’s benefit. The services provided by JS Global to us may cease to meet our needs and the terms of such services may not be equal to or better than the terms we might receive, or have previously received, from unaffiliated third parties, including our ability to obtain redress. These agreements also provide for, among other things, indemnification obligations. If we are required to indemnify JS Global under the circumstances set forth in these agreements, we may be subject to substantial liabilities. In addition, third parties could also seek to hold us responsible for any of the liabilities that JS Global has agreed to retain, and we cannot assure you that the indemnity from JS Global will be sufficient to protect us against the full amount of such liabilities, or that JS Global will be able to fully satisfy its indemnification obligations.

In addition, we currently rely, and will continue to rely, on JS Global to satisfy its performance and payment obligations under these agreements. If JS Global is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have our own systems and services in place, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with JS Global expire, we may not be able to obtain these services at as favorable prices or on as favorable terms. As a result of any the above factors, we may be precluded from pursuing growth opportunities or other opportunities that we would otherwise pursue, which in turn may adversely affect our business, financial condition and results of operations.

A court could require that we assume responsibility for obligations allocated to JS Global under the Separation and Distribution Agreement.

Under the Separation and Distribution Agreement and related ancillary agreements, we and JS Global are generally responsible for the debts, liabilities and other obligations related to the businesses which we own and operate following the separation. Although we do not expect to be liable for any obligations that are not allocated to us under the Separation and Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to JS Global (for example, tax liabilities), particularly if JS Global were to refuse or to be unable to pay or perform the allocated obligations.

Risks Related to Ownership of Our Ordinary Shares

An active trading market for our ordinary shares may not be sustained and our share price may be volatile such that you may not be able to resell your shares at or above the public offering price.

It is possible that an active trading market for our ordinary shares will not be sustained. If an active trading market for our ordinary shares is not sustained, the liquidity of our ordinary shares, your ability to sell your ordinary shares when desired and the prices you may obtain for your ordinary shares may be adversely affected. The market price of our ordinary shares could vary significantly as a result of a number of factors, some of which are beyond our control. If the market price of our ordinary shares declines significantly, you may be unable to resell your ordinary shares at or above your purchase price, if at all, and you could lose a substantial part or all of your investment in our ordinary shares.

The following factors could affect our share price:

•our financial performance;

•quarterly variations in the rate of growth of our financial indicators, such as net sales and profitability;

•the public reaction to our press releases, our other public announcements and our filings with the SEC;

•strategic actions by our competitors;

•changes in net sales or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•speculation in the press or investment community;

•publication of research reports about us or the investment management industry, or the failure of securities analysts to cover our ordinary shares;

•sales of our ordinary shares by us or other shareholders, or the perception that such sales may occur;

•changes in accounting principles, policies, guidance, interpretations or standards;

•additions or departures of key management personnel;

•actions by our shareholders;

•general market and economic conditions;

•adverse publicity about the investment management industry generally, or particular scandals, specifically;

•domestic and international economic, legal and regulatory factors unrelated to our performance; and

•the realization of any risks described under this “Risk Factors” section.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our ordinary shares. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Substantial sales of our ordinary shares by our shareholders could cause the market price of our ordinary shares to decline.

Sales of a substantial number of our ordinary shares into the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline. We are unable to predict the timing or effect of such sales on the market price of our ordinary shares.

At December 31, 2023, we have a total of 139,083,369 ordinary shares outstanding. All of the ordinary shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions under Rule 144 of the Securities Act and applicable lock-up agreements.

Furthermore, we may also issue additional ordinary shares or convertible securities in future public offerings or as consideration for future acquisitions. We also expect to continue to grant equity awards under our equity incentive plans. We cannot predict the size of future issuances of our ordinary shares or securities convertible into ordinary shares or the effect, if any, that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. The issuance by us of additional ordinary shares or securities convertible into our ordinary shares would dilute your ownership of us and sales of substantial amounts of our ordinary shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our ordinary shares.

We have limited history as a stand-alone public company, and our historical financial data is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

Prior to the separation and distribution, we operated as part of JS Global’s broader corporate organization and not as a stand-alone entity. We have limited operating history as a separate publicly traded company following the separation and distribution.

Therefore, our historical financial data reflecting periods prior to the separation may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial data. We cannot assure you that our profits will continue at a similar level going forward.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

As a public company, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and results in increased costs to us, which may have a negative effect on our business, financial condition and results of operations.

We are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems, personnel and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we are committing significant resources, hiring additional staff and providing additional management oversight. We are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join our company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

We are obligated to maintain internal control over financial reporting and to evaluate and determine its effectiveness. We have identified a material weakness in our internal control over financial reporting that remains unremediated at this time. The identification of material weaknesses in the future or any failure of our internal systems, controls, and procedures could have an adverse effect on our business, financial condition, results of operations, and investor confidence.

In the course of preparing the financial statements that were included in our Registration Statement on Form F-1 (File No. 333-272973), filed with the SEC on June 28, 2023, as well as the financial statements for the third quarter ended September 30, 2023, we identified material weaknesses in our internal control over financial reporting. The material weaknesses identified related to controls to ensure proper accounting for non-routine and complex transactions, as well as controls over the financial statement close process. We initially identified these material weaknesses due to the absence of necessary business processes, appropriate accounting personnel, and related internal controls essential for satisfying the accounting and financial reporting requirements of a public company.

During the year ended December 31, 2023, we made significant progress in remediating the material weakness identified in our internal control over financial reporting in 2022. Specifically, we have hired additional accounting resources with sufficient public company experience and technical accounting expertise and enhanced internal controls surrounding our financial statement close process. We believe we have successfully remediated the material weakness in 2023 related to controls to ensure proper accounting for non-routine and complex transactions, however, operational deficiencies in the financial statement close process, including IT general controls around logical access and change management in IT systems remain. The unremediated deficiencies at December 31, 2023 continue to aggregate into a material weakness. Full remediation of the remaining material weakness related to our financial close process will require our internal controls, including IT general controls, to operate effectively for a sufficient period of time. We may also continue to incur significant costs in executing various aspects of our remediation plan but cannot provide a reasonable estimate of such costs at this time.

Furthermore, we cannot assure you that we have identified all material weaknesses. In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that we may be unable to remediate timely. If we fail to maintain effective systems, controls and procedures, including disclosure controls and procedures and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations and prevent fraud could be adversely impacted. We are upgrading and standardizing our information systems and related controls, but failure to achieve these goals effectively or in a timely manner could adversely impact our ability to maintain an effective internal control environment and our financial results. We may also experience higher than anticipated operating expenses during and after the implementation of any of these changes to our systems, controls or procedures, or become subject to investigations by the SEC or other regulatory authorities.

Further, if we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion as to the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our ordinary shares. Failure to remedy any material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Irrespective of compliance with Section 404, as we mature, we will need to further develop our internal control systems and procedures to keep pace with our rapid growth and we are currently working to improve our controls. Our current controls and any new controls that we develop may become inadequate because, among other reasons, they may not keep pace with our growth or the conditions in our business may change. We are in the process of developing and implementing an enterprise risk management framework, but this development and implementation may not proceed on our projected timetable, and this framework may not fully protect us against operational risks and losses.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we will not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in the Cayman Islands under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”). In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Cayman Law insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material nonpublic information under the Companies Act, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Cayman Law corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Cayman Law practices we follow instead. We currently do not rely on this exemption. We may in the future elect to follow home country practices in the Cayman Islands with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and may cause us to incur significant legal, accounting and other expenses.

As discussed above, we are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any one of the following is true: (i) a majority of our directors or executive officers are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with mandatory U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE. As a U.S. listed public company that is not a foreign private issuer, we may incur significant additional legal, accounting and other expenses that we may not otherwise incur as a foreign private issuer, which could harm our business, financial condition and results of operations.

Mr. Wang is a substantial shareholder and has influence over matters outside the ordinary course of our business requiring a shareholder vote, which may limit your ability to influence our actions.

As of February 15, 2024, Mr. Wang, the Chairperson of our Board, controls approximately 54.6% of the voting power of our outstanding share capital. As long as Mr. Wang continues to control a majority of the voting power of our outstanding shares, he will generally be able to control significant corporate activities, subject to applicable laws, including, among other things:

•the composition of our Board and through our Board, decision-making with respect to our policies and the appointment and removal of corporate officers;

•determinations with respect to mergers, business combinations or dispositions of assets; and

•the adoption of amendments to our Memorandum and Articles of Association.

In addition, the concentration of Mr. Wang’s ownership could discourage others from making tender offers, which could prevent holders from receiving a premium for their ordinary shares.

Furthermore, our Memorandum and Articles of Association provide that Mr. Wang, so long as he and/or his affiliates (as defined in our Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital, shall have the right to appoint a director and that director will serve as the Chairperson of our Board. Should no such director be appointed, the Chairperson of our Board shall be decided by a majority of the directors then in office.

Because Mr. Wang’s interests may differ from, or conflict with, ours or from those of our other shareholders, actions that Mr. Wang takes with respect to us, as our controlling shareholder, may not be favorable to us or our other shareholders.

We are a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.

As of February 15, 2024, Mr. Wang, the Chairperson of our Board, controls approximately 54.6% of the voting power of our outstanding share capital. We are a “controlled company” as defined under the corporate governance rules of NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•the requirement that a majority of our Board consist of independent directors;

•the requirement that our compensation, nominating and corporate governance committee be composed entirely of independent directors; and

•the requirement for an annual performance evaluation of our compensation, nominating and corporate governance committee.

While we do not intend to rely on these exemptions at this time, we may in the future elect to rely on these exemptions and, accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Members of our management team have limited experience managing a U.S. public company.

Some members of our management team have limited experience managing a publicly traded company in the United States, interacting with U.S. public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. As a U.S. public company, we are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition and results of operations.

Our Memorandum and Articles of Association, as well as Cayman Law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our ordinary shares.

Our Memorandum and Articles of Association authorize our Board to issue one or more classes or series of preferred shares, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include super voting, special approval, dividend, repurchase rights, liquidation preferences or other rights or preferences superior to the rights of the holders of ordinary shares. The terms of one or more classes or series of preferred shares could adversely impact the value of our ordinary shares. Furthermore, if our Board elects to issue preferred shares it could be more difficult for a third party to acquire us. For example, our Board may grant holders of preferred shares the right to elect some number of our directors in all events or upon the occurrence of specified events or the right to veto specified transactions. Under Cayman Islands law, our Board may only exercise the rights and powers granted to them under the Memorandum and Articles of Association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

In addition, some provisions of our Memorandum and Articles of Association could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:

•establishing advance notice provisions with regard to shareholder proposals relating to the nomination of candidates for appointment as directors or new business to be brought before meetings of our shareholders;

•providing that the authorized number of directors may be changed only by resolution of our Board;

•providing that all vacancies in our Board may, except as otherwise be required, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•providing that our Memorandum and Articles of Association may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding voting shares;

•limitations on the ability of shareholders to call extraordinary general meetings; and

•limitations on the ability of shareholders to act by written consent.

Our Memorandum and Articles of Association designate the courts of the Cayman Islands as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Memorandum and Articles of Association provide that, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands (“Cayman Courts”) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•any derivative action or proceeding brought on our behalf;

•any action asserting a claim of breach of a fiduciary or other duty owed by any of our current or former directors, officers or other employees or our shareholders;

•any action asserting a claim arising pursuant to any provision of the Companies Act or our Memorandum and Articles of Association; or

•any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States).

Unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws of the United States, including those arising under the Securities Act or Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our share capital will be deemed to have notice of, and consented to, the provisions of our Memorandum and Articles of Association described in the preceding sentence. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Memorandum and Articles of Association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

We are an exempted company incorporated under the Companies Act. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by our Memorandum and Articles of Association and the Companies Act. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that Cayman Courts are unlikely to (i) recognize or enforce against us judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, Cayman Courts will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or controlling shareholders than they would as public shareholders of a U.S. company.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Memorandum and Articles of Association provide that we will indemnify our directors and officers to the fullest extent permitted by Cayman Law. Our Memorandum and Articles of Association also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Cayman Law would permit indemnification. We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Cayman Law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Our Memorandum and Articles of Association also provide, to the fullest extent permissible under Cayman Law, that our directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. Cayman Law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their duties as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by our directors’ and officers’ liability insurance or the coverage limitation amounts may be exceeded. As a result, any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We do not currently anticipate paying regular dividends on our ordinary shares. Consequently, your only opportunity to achieve a return on your investment may be if the price of our ordinary shares appreciates.

Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Cayman Law affecting the payment of dividends and distributions to shareholders and other considerations that our Board deems relevant. Consequently, your only opportunity to achieve a return on your investment in us may be if the price of our ordinary shares appreciates. See “Item 8. Financial Information—A.8. Dividend Policy.”

ITEM 4. INFORMATION ON THE COMPANY

A.    History and development of the company

SharkNinja has a proud history as a pioneer in small household appliances, and we continue to create a broad array of products that consumers love. With a legacy that dates back several decades, SharkNinja has transformed from its origins as an early-stage pioneer into a portfolio of trusted, global, billion-dollar brands driving rapid growth and innovation across the multiple categories in which we compete today.

SharkNinja includes product offerings under the Shark and Ninja brands. The Shark brand was first created in 2000 by entrepreneur Mark Rosenzweig. With the launch of the No-Loss-of-Suction vacuum technology in 2007, the Shark brand spurred a new era in home cleaning. Shortly thereafter, the executive bench was expanded to include Mark Barrocas as SharkNinja’s President and second-generation co-founder driving the launch of the Ninja brand in 2009.

Mr. Barrocas established a foundational culture with roots in consumer-centric disruptive innovation that drives SharkNinja’s ethos each day. Under Mr. Barrocas’ leadership and strategic vision, we have grown from less than $250 million in net sales for the twelve months ended March 31, 2008 to over $4.3 billion in net sales for the fiscal year ended December 31, 2023, consistently expanding into new categories and geographies while remaining focused on our mission to positively impact people’s lives every day in every home in our Global Markets. Throughout this period, we have maintained an intense company-wide focus on building a highly scalable, yet nimble, supply chain that allows us to sustain our entrepreneurial approach to innovation. We further enhanced these capabilities through a strategic partnership with Joyoung in 2017, and, today, we possess relationships with a diversified supplier base to ensure that our supply chain remains highly competitive and adaptive to evolving market and economic conditions.

We are an innovation engine that delivers consumer solutions with brands that we believe are synonymous with quality, performance and value. Our consumers choose our products to enhance their everyday lives, and we aspire to delight consumers in all that they do with our products. Our brands are powered by our engineering and innovation capabilities, and we have cultivated a reputation for achieving industry-leading innovations and 5-star consumer reviews.

SharkNinja, Inc. was incorporated in the Cayman Islands on May 17, 2023 as a wholly-owned subsidiary of JS Global. The Company was incorporated for the purpose of completing the listing of the Company on the New York Stock Exchange (“NYSE”) and related transactions to carry on the business of SharkNinja Global SPV, Ltd., and its subsidiaries.

SharkNinja Global SPV, Ltd. was incorporated in 2017 as a wholly-owned subsidiary of JS Global. Prior to July 28, 2023, SharkNinja Global SPV, Ltd. operated as a combination of wholly-owned businesses of JS Global, which is a listed entity on the Hong Kong Stock Exchange.

On July 30, 2023, in connection with (1) the separation (the “separation”) of the Company from JS Global and (2) the distribution to the holders of JS Global ordinary shares of all of JS Global’s equity interest in SharkNinja Global SPV, LTD. in the form of a dividend of the Company’s ordinary shares, JS Global contributed all outstanding shares of SharkNinja Global SPV, Ltd. to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. We periodically provide other information for investors on our corporate website, www.sharkninja.com. This includes press releases and other information about financial performance, information on corporate governance and details related to our annual meeting of shareholders. The information contained on the websites referenced in this Form 20-F is not incorporated by reference into this filing.

B.    Business overview

At SharkNinja, our mission is to positively impact people’s lives every day in every home in our Global Markets.

SharkNinja: World-Class Household Appliance Brands Built on Continuous, Disruptive Innovation

SharkNinja is a global product design and technology company that creates 5-star rated lifestyle solutions through innovative products for consumers around the world. We seek to leverage our global, agile and cross-functional engineering know-how, product development and manufacturing expertise along with our solutions-driven marketing to increase the efficiency, convenience and enjoyment of consumers’ daily tasks and improve everyday lives. We have built two billion-dollar brands, Shark and Ninja, and have a proven track record of establishing leadership positions by disrupting numerous household product categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other, which includes Home Environment and Beauty. We have successfully gained market share across geographies, taking share from competitors priced both above and below our offerings. We believe our success is centered around our advanced engineering and innovation capabilities coupled with our deep understanding of consumer needs, enabling us to solve consumer problems that others either do not see or are unable to solve.

We are driven by our relentless pursuit of perfection to deliver innovative products at compelling value to delight consumers. We constantly analyze consumers’ interactions with small home appliances and leverage consumer reviews across multiple platforms, which we refer to as our “always-on” approach. Our global product design and engineering team applies these always-on consumer insights to create new technologies and intellectual property that differentiates our products. Further, we continuously enhance our products through rapid iteration and constant refinement with the goal of increasing the value of our legacy products while decreasing costs. We believe this constant pursuit of perfection through continuous innovation extends our product life cycles and differentiates us from competitors with longer innovation cycles. Our approach enables us to rapidly bring new products to market, grow share of shelf and market share and thus quickly establish leadership positions in both existing and new categories.

Trusted Global Brands with Large and Growing Market Share

Our trusted global brands have established a firm reputation for industry-leading innovation and 5-star consumer reviews. Our unwavering consumer focus manifests in our leading market positions. Shark was the #1-selling floorcare brand in the United States, and Ninja was the #1-selling brand in small kitchen appliances in the United States for the last four consecutive years, according to Circana (unless otherwise noted, all market share claims are based on dollars sold for the period ending December 30, 2023).

Our proven track record of bringing disruptive products to market and developing one consumer solution after another has allowed us to enter into multiple product categories, driving significant growth and market share gains. As we continue to innovate, typically our legacy products continue to be sold at more accessible price points, which diversifies our product offering across price points within a category and creates increasing market share positions. We believe our products have broad appeal across income brackets as we aim to deliver industry-leading innovation, design and product quality at compelling value. As a result, we aim to acquire market share from higher and lower priced competitors. We believe our products are aspirational, offering the performance of more expensive competitor products, and attainable, representing a compelling value.

Scaled Engineering Powerhouse Focused on Disruptive Innovation and Continuous Optimization

SharkNinja is built to continuously innovate products that exceed consumer expectations.

To win in the market, we leverage the diverse expertise of our cross-functional design and engineering teams to capitalize on our deep knowledge of consumer needs. We have a dynamic, in-house global product design team located across the United States, the United Kingdom and China that collaborates seamlessly around the clock to integrate unique local market insights into the design and functionality of our products. Our engineering prowess continuously drives our new product innovation, including design, construction, material performance requirements, manufacturing protocols, supplier selection, packaging specifications and quality assurance. Our scaled engineering organization possesses wide-ranging skillsets across mechanical design, mechatronics, electronics engineering, robotics, firmware, app and cloud, deep learning, algorithmic engineering and industrial design. Our team of over 700 cross-functional engineering and design associates is integrated across Shark and Ninja solutions, introducing disruptive technologies within our portfolio to new market segments, in addition to accessing the latest technologies from across the globe. The breadth of our engineering team’s competencies allows us to develop innovative products, while our continuous global collaboration produces a rapid and iterative development cycle.

Our always-on consumer input fuels our world-class innovation. We deploy a wide variety of tools to understand what consumers need today and what will delight them tomorrow. In addition, through our development of local insights, we are able to design and develop products that are tailored for specific regions, and then leverage applicable insights across our global offering.

Our dynamic testing model tests our products to the extreme. We test across various environments, from our laboratories and simulated home facilities to restaurants, beauty salons and homes. This approach enables us to collect valuable input from category experts, professional users and everyday consumers. We use in-person consumer testing to gather direct observations and insights. We leverage internal software that scours product reviews to learn consumer likes and dislikes with existing solutions. Our constant qualitative and quantitative testing informs every stage of our design, engineering, manufacturing and marketing processes, during late-stage development and also through further refinements after product release.

Delivering Critical Consumer Value Points with Every Product

SharkNinja is differentiated by our ability to innovate while identifying and solving consumer pain points that others either do not see or are unable to solve. SharkNinja strives to deliver on all four of the following critical consumer value points in every innovative product we bring to market:

Speed: Deliver first-to-market disruptive innovations

Our global consumer insights and product development approach enables us to discover some of the most pressing consumer problems and develop innovative solutions to solve them. Our global product development team collaborates around the world and around the clock, producing an ongoing cycle of development, thereby increasing our speed of innovation and ultimately our speed to market. Whether it is a first-to-market innovation in an emerging category or our disruption of a mature category with new technologies, we redefine what is possible. Our differentiated pace of innovation enables us to be first-to-market in many product sub-categories; we rapidly grow our market share and launch new products often faster than our competitors, creating competitive advantages that deliver strong and sustainable growth.

Performance: Deliver innovative high-performing products that exceed expectations and improve consumers’ quality of life

Our scaled global team of designers and engineers is passionate about delivering a high level of performance that increases consumers’ quality of life. Our products are designed to solve existing problems, often problems consumers do not even know they have. We rigorously test our products against our high-performance expectations under extreme use cases. Our product development process allows us to deliver innovative, high-performance technologies that are designed to meet or exceed consumers’ expectations. This is product performance in the pursuit of unwavering consumer trust.

Quality: Deliver a 5-star quality product experience, winning over consumers one review at a time

We know a discerning and educated consumer never gives you a second chance. Therefore, we focus on quality in designing our products and test repeatedly, recreating extreme cases of use and misuse to deliver high-quality products with long-lasting reliability in the real world. We have rigorous sourcing and manufacturing standards, and we maintain high-quality standards to which our manufacturing partners must adhere, including through frequent quality checks and manufacturing score cards. We are quick to react to negative feedback that we receive through our call centers, online reviews or on social media. We strive to deliver a seamless consumer experience with our products to ensure our consumers have a 5-star experience across the entirety of their journey with our products, starting from the very first use out of the box. Our pursuit of excellence in overall quality not only leads to more highly satisfied consumers, but also produces an army of global brand ambassadors.

Value: Deliver products at accessible prices for incredible value

We are obsessed with delivering world-class, innovative products to every consumer in every home in our Global Markets at great value. With our consumers always in mind, we have built hyper-efficient, global product design and supply chain organizations designed to deliver the perfect product at a compelling price. We believe that, in purchasing our products, our consumers receive the greatest value and a high level of performance for every hard-earned dollar they spend. We accomplish this through our design and manufacturing engineering team and our on-the-ground sourcing organization in Asia, which facilitates a competitive bidding process across numerous manufacturers to secure favorable pricing terms. Furthermore, we are a crucial partner to many of our manufacturers given the scale of our brands. This allows us to enter new categories that are dominated by a few big players, disrupt them through innovation and compelling value and grow the overall market while gaining market share.

Open and Agile Manufacturing and Supply Chain

Our open and highly scalable manufacturing base and supply chain achieve competitive costs as well as high quality and performance. While competitors are limited by a traditional linear manufacturing model, our iterative method gives us multiple opportunities to optimize our products. We have developed and invested in this approach for years, to help ensure maximum control and flexibility over production. This approach drives our goal of delivering 5-star products the first time off the line and at high global volumes.

Omni-channel Strategy Driven by Consumer-focused Storytelling

We have secured a leading position in most of our product sub-categories in the United States, in part, by establishing differentiated channel strategies and a robust omni-channel sales, marketing and distribution network. We adopt distribution channel strategies tailored to specific regions and deliver innovative products specific to local needs. Our products are available, often with disproportionate share of shelf, across retailers in each channel and online. Continuous innovation across our product offerings further drives our share of shelf and our category growth. Shark and Ninja serve as the category captains, the market leaders, in a majority of our most important sub-categories.

Our goal is to be the most relevant and prominent brand wherever consumers shop. Our always-on media strategy leverages the power of storytelling to educate consumers about our technologies and performance. We leverage many forms of media, including television, digital advertising, print and social.

Category-leading trusted brands with a diverse product portfolio across the home

Our diverse product portfolio spans 31 household sub-categories, across Cleaning, Cooking and Beverage, Food Preparation and Other, which includes Home Environment and Beauty.

Ninja has been an innovative and trusted kitchen brand for well over a decade. In 2009, we launched the Ninja Master Prep blender, which enabled consumers to produce restaurant-quality, at-home frozen drinks. We rapidly emerged as a leading player in the mature blender category, and we have maintained our leading position by continuously evolving our products: Ninja has been the #1-selling blender brand in America for the past four years, according to Circana. We have expanded Ninja into a portfolio of food preparation and cooking appliances (electric and non-electric). Today, we believe we are becoming the brand of choice for consumers: Ninja has been ranked the #1-selling brand in small kitchen appliances in the United States for four consecutive years, according to Circana. Ninja empowers consumers to achieve more than they thought possible and has transformed how consumers cook and utilize their kitchens.

Our Shark brand, which we believe is synonymous with power and versatility, has transcended across small household appliance sub-categories, leveraging the credibility of its award-winning brand. Shark has been the #1-selling vacuum brand in the United States for the last four consecutive years. In late 2021, we launched the Shark HyperAIR hair dryer, marking our first entry into the beauty space, which quickly became the #1-selling hair dryer in the United States priced between $100 and $300 for the three months ended December 31, 2021 and remained the #1-selling hair dryer in the same category for the last two consecutive years, according to Circana. Our HyperAIR product launch was followed by the Shark FlexStyle hair dryer and styler in September 2022, which became the #1-selling hot air styler in the United States priced under $500 in 2023, according to Circana.

Our Growth Strategies

Our highly diversified business is powered by trusted brands, which enables us to drive sustainable long-term global growth. We continuously broaden our geographic footprint and scale into new product categories and markets that reach more consumers in the constant pursuit of our mission to positively impact people’s lives every day in every home in our Global Markets. Our goal is to expand and strengthen relationships with our existing consumers and cultivate relationships with new consumers to drive our continued growth and profitability.

We believe we are well-positioned for continued growth driven by the following strategies:

Grow Share in Existing Categories

Innovation by using consumer insights to identify and develop solutions enables us to maintain and continuously grow share in our existing product categories

We build products to delight discerning, educated global consumers who only trust brands that have proven their worth. We aim to offer our consumers the technologies of tomorrow, today. Our global consumer insights and product development approach enable us to deliver innovative solutions for pressing consumer problems that others either do not see or are unable to solve. Combining our speed of innovation and engineering expertise with our ability to translate consumer insights into tangible outputs helps us gain a significant share of the market, which propels and sustains our growth and profitability.

Our model of innovation and optimization enables us to consistently launch new technologically-advanced products in order to satisfy our consumers’ evolving needs and preferences. Once we have entered a category, we consistently launch new products with additional high-quality features and functionality while we simultaneously identify ways to optimize the cost of the existing products that we are selling. This approach allows us to reach additional price points, create a diversified lineup of products and expand our presence on retailers’ shelves.

Leveraging our always-on media marketing drives awareness and educates consumers on product technologies and innovative solutions across both new and existing categories

Our global marketing organization is designed to deploy 360-degree marketing strategies that capture the hearts and minds of consumers worldwide. By leveraging solution-based storytelling across omni-channel media, we educate and create awareness of our technology solutions and new products, ultimately driving high volumes of traffic and interest across all channels. When a consumer arrives at the shelf, in store or online, we want them to find SharkNinja products across a wide range of price points offering various solutions with clear benefit-oriented messaging. We believe in communicating for impact because consumer-relevant storytelling has the ability to make products go viral, enabling us to reach more consumers and drive our continued growth.

Expand Our Brands in New Categories

We believe SharkNinja is uniquely equipped to disrupt massive and fragmented markets through our proprietary consumer insights and innovative product development approach. We have a proven track record of launching game-changing innovations and rapidly capturing market share across sub-categories. We are not limited by our current categories, because our cross-functional design and engineering capabilities allow us to enter adjacent and altogether new categories. We intend to continue to enter new categories around the home by:

Leveraging our proprietary innovation process to identify new opportunities

Our proprietary innovation process enables us to proactively identify and develop consumer solutions. We incorporate constant and detailed consumer feedback in our dynamic product development process, allowing us to iterate on and improve our products throughout development and identify new adjacent opportunities. We scour ratings and reviews using proprietary software to find and understand opportunities to improve the consumer experience. This always-on dialogue with the consumer leads to our continuous identification of unsolved consumer pain points in multiple new categories.

Adapting technologies and engineering new solutions to solve consumer problems in new areas

Our global, cross-functional product development and engineering teams are constantly improving our consumer solutions. Leveraging these teams’ expertise, we solve consumer problems that we have uncovered, adapt our technologies to new uses or solve new problems from scratch.
Expanding the product assortment and retailer placements of our new categories

Within the new categories we enter, we continuously expand our product assortment, further disrupting these markets and growing retailer placements of our new products.

We consistently launch into new categories to bring original consumer-centric innovations to market. Year after year, SharkNinja has accelerated its pace of growth by entering and capturing share in 31 sub-categories, swiftly disrupting and gaining leading market share in many of them. In the past three years alone, we have entered and disrupted the following product sub-categories: Countertop Ovens, Indoor Grills, Cookware, Ice Cream Makers, Cutlery, Bakeware, Home Environment, Hair Dryers, Wet/Dry Floorcare and Outdoor Grilling. These new product sub-categories not only increase our household penetration but also expand use occasions, the number of products per home and our brand presence across households.

Globalize Our Brand

We operate in 32 markets and our international expansion remains a key area of strategic focus. In 2014, we transformed our United Kingdom model from a distributor model to a direct SharkNinja operation and unleashed a new phase of category expansion and market share gains. Since shifting to a direct SharkNinja operation, we scaled the United Kingdom business to net sales of $840 million in 2023. With the success of our direct model in the United Kingdom, SharkNinja has captured significant share across all major categories in which we operate, and in 2020, we began leveraging our success in the United Kingdom to drive further expansion across Europe, particularly in Germany and France. We have been able to consistently leverage this model to successfully enter and meaningfully grow in new markets.

Our international presence enables us to develop local consumer insights to create new consumer-driven innovations that we are able to offer globally. We are confident that globalizing our brand will drive synergistic growth.

Drive Operating Margins and Efficiencies

At SharkNinja, we are rarely satisfied. That tenacious spirit extends beyond producing some of the world’s most innovative and technologically advanced household appliances, to our production processes and the way we operate. We have built an agile and quality-oriented supply chain with ample capacity to support future growth. We intend to grow our margins by enhancing our product mix through innovation and by pursuing additional cost-saving opportunities. We achieved a gross margin of over 44% for the year ended December 31, 2023; we view our gross margin as a competitive advantage providing us with significant flexibility over how much we invest in our R&D, selling and marketing and other growth-oriented investments.

Our Culture and People

At SharkNinja, we are intensely dedicated to delivering on our mission of positively impacting people’s lives, every day in every home. We succeed because when others say “it’s good enough” we keep going; we strive to do everything possible to make our products as good as they can possibly be. When we do this right, we have the opportunity to create something great: as a company, as a team and as individuals. Five success drivers permeate everything we do at SharkNinja:

We are rarely satisfied. We “dream big” and set ambitious aspirations because we have high expectations for our own success. When we achieve a goal, we set the next “beacon” and align our entire team around it. We use our grit and resiliency to drive us to the next milestone and achieve success in the marketplace.

We believe in progress over perfection. We believe that it is more important to make a decision, start executing and course-correct as needed and encourage a highly proactive mindset. Our engineers and designers embrace change and evaluate feedback from consumers and professionals as part of our agile development process and continuous iteration, ensuring that when our products go to market we are confident that they are high-quality, will resonate with consumers and will deliver superior performance at great value relative to our competitors’ products.

We believe details make the difference. We invest to understand how things really work, seek out new perspectives and inputs and feel compelled to challenge assumptions and ask the second- and third-order questions to find the best possible way of doing something. We constantly question everything and challenge the status quo, assessing whether we can do it faster or better.

We believe winning is a team sport. We make better decisions when we bring our collective minds to the table. We align ourselves around clear expectations and own the big-picture outcomes, actively holding ourselves and others accountable for delivering exceptional results.

We believe that success comes when we communicate for impact. We share information and bring our broad teams together to iterate and align on our thinking. We challenge assumptions and are open to challenge without taking it personally.

As of December 31, 2023, approximately 3,019 employees located in approximately 10 countries and 24 offices drive our success. We were voted one of the “Best Large Companies to Work For in Boston” and one of the “100 Best Large Companies to Work For” in 2023 by Built In. We believe that our award-winning culture ultimately drives our success across our brands and with our consumers.

Manufacturing, Supply Chain & Logistics

Our manufacturing, supply chain and logistics reflect our intensive focus on quality and performance. We distinguish ourselves not only through our products and our brands but also through our commitment to refining every detail across our manufacturing, supply chain and logistics. Our supply chain infrastructure harnesses three differentiating factors: factory partnerships, factory flexibility and inbound freight. Our partnerships enable us to move rapidly from an idea on a whiteboard to full production, collaborating to drive quality and reduce cost. Whenever possible, we require our factory partners to possess the flexibility to make changes to purchase orders if production has not yet occurred and typically only require purchase orders 30 days in advance of the cargo ready date for shipping. Lastly, our volumes and long-term strategic partnerships with key shippers allow us to attain competitive inbound freight rates, even when the market is constrained.

We manage the design of our products and oversee the quality assurance programs and manufacturing standards applied across our supply chain. Although we do not manufacture any of our own products, we have relationships with various third party suppliers to manufacture our products. These suppliers are responsible for the assembly of our products and are primarily based in China. We also work with certain suppliers in various regions across Southeast Asia, including Vietnam, Malaysia, Thailand and Indonesia. Our suppliers are often responsible for the sourcing of components used to manufacture our products but in certain instances, we directly source these components from sub-suppliers and pay for and own certain tooling and equipment used by our suppliers in assembly. Further, we have made significant investments in local talent to manage production as well as ensure quality and competitive costs with employees on the ground in Asia who work directly with many of our suppliers.

These employees work closely with owner-operated factories to ensure that our products meet our strenuous quality standards and to enable maximum flexibility and input in the manufacturing process.

There are no existing long-term manufacturing contracts on which we are substantially dependent. While we have selected suppliers for commercial and operational reasons, we believe that there are alternative firms that we can engage to supply products of the same or similar quality, in similar quantities and on substantially similar terms as our current suppliers. Further, most of our products are dual-sourced, enabling us to maintain a competitive sourcing environment among our suppliers, and we deploy a rigorous bidding process to secure favorable pricing across our entire supply chain. We have leveraged pre-existing supplier relationships to scale our supply chain and enter new categories more quickly. Today, we have established direct and strong relationships with our suppliers. We annually require and assist in processes to remove costs from production, allowing our legacy innovations to compete against less capable, lower-priced competitors.

Our global commitment to quality flows through every stage of the design, development, production and post-production process. This quality assurance program requires that inspection and testing are completed by SharkNinja employees prior to a product leaving the factory and feeds into ongoing product design and production improvement reviews.

To further manage our supply chain, we have developed a dedicated Supply Planning team that compares demand forecasts to inventory on hand and production and inbound forecasts. We regularly track our inventory with retailers to assess how each product is performing on the shelf. Through our proprietary data and tracking process, we understand when it is time to shift shelf space towards more in-demand models. This allows us to deliver a wide variety of solutions in a category and maintain our average price point across each brand by phasing out older models as we introduce newer ones. However, several of our legacy products, which we refine and optimize over time, continue to see strong demand, and remain prominently on shelves, including the Ninja Mega Kitchen System which was introduced in 2012 and the Shark Navigator Lift-Away which was introduced in 2010. By producing leading-edge innovations and leveraging our proprietary data and processes, we have been able to continuously reduce our obsolete inventory rates. In addition, we have numerous retail and DTC third-party logistics (“3PL”) distribution centers across North America and Europe: eight 3PL distribution centers in the United States, one in Canada and four in Europe.

Marketing & Consumer Engagement

Our global marketing organization deploys a variety of marketing strategies across outlets that capture the hearts and minds of our consumers. Today, our global marketing organization consists of over 350 employees in offices across North America, Europe and Asia, with functions spanning brand marketing, digital marketing and retail product marketing.

Our marketing strategy is focused on growing our army of ambassadors by leveraging large-scale, omni-channel media strategies, powerful consumer data and dynamic product storytelling to educate and create awareness of our solutions. Our differentiated storytelling complements our innovative products and has the ability to make our products go viral and attract new consumers to our brands. Just like our products, our marketing strategy is solutions-driven, focused on educating the consumer about a consumer problem and highlighting our innovative solution. We bring the consumer along in the story of the technology we have developed. This approach engages the consumer and fuels demand for our solutions, which span across our product offerings.

We leverage diverse and cost-effective means to educate consumers and inspire conversion across all our marketing channels. We run our always-on marketing campaign for both Shark and Ninja products. We run campaigns ranging from 28-minute long-form infomercials to 15 and 30 second short-form commercials. We additionally utilize social media on a variety of apps, display advertisements and engage in search engine optimization media and public relations. Further, we drive engagement on social / over-the-top platforms like YouTube, Pinterest, Instagram, Facebook and TikTok. Our marketing methods ensure that we support both our core categories and new product launches, rather than focusing on only the latest drop. Overall, we believe our media focus on solutions successfully creates a halo effect across Shark and Ninja, promoting both brands rather than a single product.

We possess a strong data-driven, fluid media planning and marketing strategy that is tailored to our various product offerings. When a consumer arrives at the shelf looking for a vacuum with a self-cleaning brushroll, or a blender with the ability to produce restaurant-quality drinks, we want the consumer to discover that solution in SharkNinja products at a variety of price points. The consumer can choose the right combination of attributes at the right price for their needs. This makes our marketing efforts exceptionally efficient, with advertising representing 9.6%, 7.3% and 7.9% of net sales in 2023, 2022 and 2021, respectively.

Our Customers & Sales Organization

Our Customers

We believe we create category demand across our categories, which effectively positions us to sell our products at most major retailers, never practicing retail exclusivity. Our innovation, performance, quality and value make our products desirable to carry, and we can drive significant traffic into stores. We have low retailer concentration, with our largest customer representing 19.9% of net sales for the year ended December 31, 2023. As of December 31, 2023, we partnered with 42 retailers across the United States and over 140 retailers globally. Our largest retailers include Walmart, Amazon and Costco, each of which accounted for more than 10% of our net sales, and together made up 44.7% of our net sales for the year ended December 31, 2023. We are one of fewer than 50 brands selected to be part of the Amazon Global Vendor Management (“GVM”) program. Amazon’s GVM strategy intends to accelerate Amazon’s worldwide growth through prioritizing top-tier, globally important vendors via C-level engagement and formalized business planning, and we are capitalizing on market opportunities presented by our participation in this program. We also participate in a strategic joint business plan with Target, which enables us to work together on long term objectives and planning timelines.

Seasonality

We believe that our sales and results of operations are subject to seasonal fluctuations. We expect our net sales to be highest in our third and fourth quarters as a result of holiday shipments. Our sales are subject to fluctuations in retailer buying patterns as they manage their own inventory levels based on evolving strategies and trends. In addition, due to our more recent, and therefore more limited, experience with beauty and outdoor cooking products and accessories, we are continuing to analyze the seasonality of these products. We expect that this seasonality will continue to be a factor in our results of operations and sales.

Our Sales Organization

Today, our sales organization is made up of over 150 employees. Within our global sales organization we have dedicated team members working across e-commerce and retail marketing as well as strategic sales. E-commerce and retail marketing focus on e-commerce channels, retail digital strategy, e-commerce experience and co-op and trade marketing. Our strategic sales team members focus on pricing, channel and marketplace and sales, which focuses on replenishment, national accounts, sales operations, key accounts and account planning. We have developed a presence adjacent to many of our major retailers and growth regions, in Bentonville, Minneapolis, Toronto, Leeds, Munich and Paris in order to be in close contact with our key retailers.

Competition

We operate across numerous highly competitive product categories within the small appliance market. These categories are characterized by frequent product introductions and rapid technological advances. Our competitors vary by product category, and we operate across a diverse and growing range of product categories. We generally compete with other household appliances companies, which may also offer a wide variety of products, including vacuums, air purifiers, blenders, pressure cookers and other products. Given the breadth of our offerings across numerous categories, we compete with several established, well-known brands; however, there is no single competitor across all of the categories in which we compete.

Most of our competitors typically sell at a lower price point with some exceptions, such as Dyson and Vitamix. We have succeeded in the marketplace by capitalizing on the sale of product offerings situated in the mid-price range, taking market share from competitors who sell products at price points above and below our own. Shark competes with brands including Dyson, Hoover and Bissell. These competitors offer a broad array of vacuums and other floorcare appliances at different price points. Dyson also operates in Beauty, a category which we recently entered and within which we have rapidly grown our presence. Ninja competes with brands including Vitamix, De’Longhi, Breville, Hamilton Beach, Cuisinart and others. These competitors sell kitchen appliances such as blenders, food processors, pressure cookers, air fryers and other products at different price points.

Competition in the various product categories in which we operate is based on a number of factors, including product quality, performance, technology, ease of use, reliability, durability, styling, brand image and recognition, safety and price.

Sustainability

Our mission is to positively impact people’s lives every day in every home around the world, and this includes our pursuit of a future-positive world. We are deeply committed to applying our strength in innovative thinking for the greater good through our commitment to being Product Positive, Planet Positive and People Positive, including through our Positive Impact Plan.

Product Positive: We aspire to continue designing innovative, smart and safe products that make a meaningful and measurable difference to the environment, society and our consumers’ lives.

Planet Positive: We pledge to use our deep knowledge to lead the way in remanufacturing and developing innovative and sustainable products that reduce landfill waste, minimize our carbon footprint and decrease our environmental impact.

People Positive: We commit to fostering a culture of diversity, equity and inclusion (“DEI”) that empowers our people to achieve their personal and professional aspirations, while making a societal impact in all the communities and geographies we serve.

Our Positive Impact Plan: As an organization, we are rarely satisfied. Progress for us is more important than perfection, which is why we believe that every small victory will make a big difference in bringing us closer to a future-positive world for all. Some of the ways in which we have implemented our Positive Impact Plan include product manufacturing to help keep our products out of landfills through refurbishing and remanufacturing, carbon offsetting by supporting high-quality, Verified Carbon Standard projects and DEI groups that focus on DEI initiatives across our business and operations.

Government Regulations

We are subject to many varying laws and regulations in the United States, the European Union, the United Kingdom and throughout the world, including those related to privacy, data protection, intellectual property, consumer protection, e-commerce, marketing, advertising, messaging, rights of publicity, health and safety, employment and labor, product liability, accessibility, competition and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm our business, financial condition and results of operations. In addition, it is possible that certain governments may seek to block or limit our product features or products or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our product features or products for an extended period of time or indefinitely.

We are also subject to U.S. and foreign laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by OFAC, as well as anti-bribery and anti-corruption laws and regulations, including the FCPA and the U.K. Bribery Act 2010.

Data Privacy Laws and Regulations

Our business uses, collects, handles, stores, receives, transmits and otherwise processes consumer and other data. As a result, we are or will be subject to federal, state, local and international laws and regulations related to the privacy and protection of such data, such as the GDPR, the U.K. GDPR, the CCPA and the Data Protection Act (As Revised) of the Cayman Islands (the “Cayman Data Protections Act”).

The GDPR and U.K. GDPR regulate the processing of personal data within the European Economic Area and the United Kingdom, respectively, that relates to a directly or indirectly identifiable individual and imposes stringent data protection requirements on organizations with significant penalties for noncompliance. Continuing to maintain compliance with the requirements of the GDPR and the U.K. GDPR, including monitoring and adjusting to any divergence between the European Union and United Kingdom data protection regimes following the exit of the United Kingdom from the European Union, may require changes to our products, policies, procedures, notices and business practices and may increase operating costs or limit our ability to operate or expand our business.

We are also subject to evolving European Union and U.K. privacy laws on cookies and e-marketing. In the European Union and the United Kingdom, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an European Union regulation known as the ePrivacy Regulation, which will significantly increase fines for noncompliance.

In the United States, while there is not a single generally applicable federal law governing the processing of personal data, there are federal laws that apply to the processing of certain types of personal data, or the processing of personal data by certain types of entities, and the FTC and other enforcement agencies may bring enforcement actions against companies that engage in processing of personal data in a manner that constitutes an unfair or deceptive trade practice. In addition, all fifty states have enacted laws related to data privacy.

The CCPA grants California consumers robust data privacy rights and control over their personal information, including the right to notice, the right to disclosure, the right to delete, the right to opt-out of the sale or sharing of personal information that businesses collect, the right not to be discriminated against for exercise of CCPA rights, the right to request correction and the right to limit use and disclosure of sensitive personal information, as well as additional protections for minors. The CCPA applies to any enterprise that does business in California and has annual gross revenues in excess of $25 million (and meets certain other criteria), as well as certain other enterprises.

Regulators and legislators in jurisdictions around the world continue to propose and enact more stringent data protection and privacy laws. New laws as well as any significant changes to applicable laws, regulations, interpretations of laws or regulations, or market practices, regarding privacy and data protection, or regarding the manner in which we seek to comply with applicable laws and regulations, could require us to make modifications to our products, policies, procedures, notices and business practices, all of which may increase operating costs or limit our ability to operate or expand our business.

Any actual, alleged or perceived failure to comply with the laws of each jurisdiction or adequately protect personal data could result in damage to our reputation, negative publicity, loss of consumers and sales, loss of competitive advantages over our competitors, increased costs to remedy any problems, costs to provide any required notifications and consents (including to regulators and/or individuals) and otherwise respond to any incident, claims, regulatory investigations and enforcement actions, costly litigation, administrative fines and other liabilities.

Environmental, Health and Safety Matters

Our facilities and operations are subject to a limited number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. Given that we rely on suppliers to manufacture our products, the principal environmental, health and safety laws that apply to our facilities and operations relate to safe use, storage and management of the few hazardous chemicals used in our operations, reporting inventories of certain hazardous chemicals stored at our facilities to state and local emergency responders and proper storage and management of batteries.

Product Safety

We are subject to laws regulating consumer products in the jurisdictions in which our products are sold. In the United States for instance, certain of our products are subject to the U.S. Consumer Product Safety Act, under which the CPSC may exclude products from the market that are found to be unsafe or hazardous, require repair, replacement or refunds of products, impose fines for noncompliance with requirements and impose fines for failure to timely notify them of potential safety hazards.

Intellectual Property

The protection of our brands, technology and intellectual property is an important aspect of our business. In particular, we believe the Shark and Ninja brands are significant to the success of our business. We protect our intellectual property, including our brands, through a combination of trademarks, patents, copyrights, trade secrets, contractual provisions, confidentiality procedures and non-disclosure agreements. For example, we generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information. We protect our intellectual property rights in the United States and certain international jurisdictions. We believe these intellectual property rights, combined with our innovation and distinctive product design, performance, brand names and reputation, contribute to our competitive position and success of our business.

As of December 31, 2023, we had approximately 3,000 trademark registrations and 5,870 issued patents and pending patent applications in the United States and other jurisdictions. As of December 31, 2023, we had approximately 830 issued U.S. patents and 470 U.S. patent applications pending. Our U.S. patents for our current products generally expire between 2024 and 2043, and cover rights related to the configuration, operation and design of many of our products, related subsystems and/or features. As of December 31, 2023, we also had approximately 3,788 issued foreign patents and 785 foreign patent applications pending.

We have a proactive online marketplace monitoring and seller/listing termination program to disrupt online counterfeit offerings. In addition, we work to shut down counterfeit stand-alone sites through litigation and administrative procedures.

We aggressively pursue and defend our intellectual property rights to protect our brands, designs and inventions. We have processes and procedures in place to identify, protect and optimize our intellectual property assets on a global basis. In the future, we intend to continue to seek intellectual property protection for our new products, technologies and processes that we believe are innovative and material, and we intend to take appropriate action to protect our intellectual property from those who infringe on these valuable assets.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the ordinary course of business activities. We are not presently a party to any litigation the outcome of which we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations.

C.    Organizational structure

SharkNinja, Inc. is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.”

SharkNinja, Inc. and its subsidiaries, including SharkNinja Global SPV, Ltd. primarily operate in North America, the United Kingdom, the European Union, and various other international locations.

As of February 15, 2024, Mr. Wang, the Chairperson of our Board, controls approximately 54.6% of the voting power of our outstanding share capital. As a result, we are a “controlled company” as defined under NYSE corporate governance rules. As long as Mr. Wang continues to control a majority of the voting power of our outstanding shares, he will generally be able to control significant corporate activities, including the appointment of our directors and approval of significant corporate transactions. Mr. Wang’s controlling interest may discourage or prevent a change in control of our company that other holders of our ordinary shares may favor. We have currently elected not to avail ourselves of any “controlled company” exemptions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Ownership of Our Ordinary Shares — Mr. Wang is a substantial shareholder and has influence over matters outside the ordinary course of our business requiring a shareholder vote, which may limit your ability to influence our actions” and “Item 3. Key Information — D. Risk Factors — Risks Related to Ownership of Our Ordinary Shares — We are a “controlled company” within the meaning of the rules of NYSE and, as a result, will qualify for exemptions from certain corporate governance requirements. Although we do not intend to rely on these exemptions at this time, we may do so in the future and you may not have the same protections afforded to shareholders of companies that are subject to such requirements.”

Our principal executive offices are located at 89 A Street, Needham, MA 02494. Our telephone number is (617) 243-0235 and our website address is www.sharkninja.com. The information on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be a part of this Annual Report. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC (www.sec.gov).

D.    Property, plants and equipment

Our corporate headquarters is located in Needham, Massachusetts. It covers approximately 248,000 square feet pursuant to an operating lease that expires in 2030. Our headquarters is primarily used for accounting, finance, information technology, legal, human resources, sales and marketing, customer support, product development and supply chain management functions. As of December 31, 2023, we leased additional facilities totaling approximately 1,342,000 square feet in multiple locations in the United States and internationally. Our facilities in the United States and Canada, which account for approximately 1,110,000 of the 1,342,000 square feet, are primarily used for sales and marketing, product quality assurance, distribution, supply chain management, finance and human resources. Our offices in Europe and the UK, which account for approximately 73,000 of the 1,342,000 square feet of additional facilities, are primarily used for accounting, finance, human resources, sales and marketing, customer support, product development and supply chain management. Our facilities in Asia, which account for approximately 159,000 of the 1,342,000 square feet of additional facilities, are primarily used for sales and marketing, product testing, product development, supply chain management, product quality assurance, distribution, finance, information technology and human resources. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes and other information for the years ended December 31, 2023, 2022 and 2021 included elsewhere in this Annual Report on Form 20-F.

The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “—Comparison of the Years Ended December 31, 2023 and 2022", "—Non-GAAP Financial Measures", “— Liquidity and Capital Resources” Critical Accounting Estimates”, “— Business Outlook”, “— Liquidity and Capital Resources” and “— Financial Outlook: Capital Investment.” Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors.” We assume no obligation to update the forward-looking statements or such risk factors.

A.    Operating results

Overview

SharkNinja is a global product design and technology company that creates innovative 5-star rated lifestyle solutions for consumers around the world. We have built two billion-dollar brands that drive strong growth and innovation across the 31 sub-categories in which we compete today. We have a proven track record of entering and establishing leadership positions by disrupting the market across household product categories, including Cleaning, Cooking and Beverage, Food Preparation and Other, which includes Home Environment and Beauty.

Our success is centered around our advanced engineering and innovation capabilities coupled with our deep understanding of consumer needs. We seek to deliver innovative home appliances at compelling value in order to delight consumers. We believe our continued growth in sales and increasing market share demonstrate that our products deliver lifestyle solutions that meet our consumers’ evolving needs and desires.

We drive high brand engagement through our dynamic approach to solutions-driven storytelling in categories that we believe have not been historically known for high engagement. This solutions-driven approach focuses on educating the consumer on our innovative solution to a consumer problem that makes their experience more efficient and more enjoyable. Our differentiated storytelling complements our innovative products across a variety of channels, including in-store, online, on television and across social media. This approach engages current and new consumers, fueling demand for our solutions across a variety of categories. Utilizing this strategy, we have built a global community of passionate brand ambassadors who we believe value our innovation, quality and performance.

We sell our products using an omnichannel distribution strategy that consists primarily of retail and DTC channels. Our retail channel covers brick-and-mortar retailers, e-commerce platforms and multichannel retailers, which, in turn, sell our products to the end consumers. Some of the largest retailers we sell to include Walmart, Amazon, Costco, Target and Best Buy, as well as a significant number of independent retailers. Our DTC channel covers sales directly to consumers through our websites. The goal of our omnichannel distribution strategy is to be the most prominent and relevant brand wherever our consumers choose to shop.

We have built an agile and efficient supply chain over time and have made significant investments to optimize manufacturing and sourcing. Our supply chain infrastructure harnesses three differentiating factors: (i) long-standing factory partnerships that allow us to rapidly develop and produce our products, (ii) factory flexibility that allows us to incorporate insights and adapt at any stage of the production process and (iii) our volumes and long-term strategic partnerships with key shippers allow us to attain competitive inbound freight rates, even when the market is constrained. We have also made significant investments in local talent to help oversee the production process and ensure that our manufacturers’ products meet our strenuous quality standards.

Key Components of Results of Operations

Net Sales

We offer a broad range of products that span 31 sub-categories primarily within small household appliances. We generate net sales from product sales to retailers, both brick-and-mortar and online, as well as through DTC sales and distributors. We recognize sales upon transfer of control of products to retailers, consumers and distributors, net of returns, discounts and allowances provided to retailers and funding provided to retailers for promotions and advertising of our products. Control is generally transferred upon shipment or delivery of the products, depending on shipping terms. Net sales are impacted by the effect of foreign exchange rates, competition, consumer spending habits and general economic conditions.

We disaggregate the net sales of our products across four categories:

•Cleaning Appliances, which includes corded and cordless vacuums, including handheld and robotic vacuums, as well as other floorcare products including steam mops, wet/dry cleaning floor products and carpet extraction;

•Cooking and Beverage Appliances, which includes air fryers, multi-cookers, outdoor and countertop grills and ovens, coffee systems, carbonation, cookware, cutlery, kettles, toasters and bakeware;

•Food Preparation Appliances, which includes blenders, food processors, ice cream makers and juicers; and

•Other, which includes beauty appliances such as hair dryers and stylers, home environment products, such as air purifiers and humidifiers.

Gross Profit and Gross Margin

Gross profit reflects net sales less the cost of sales. Cost of sales primarily consists of the purchase cost of our products from third-party manufacturers, inbound freight costs, tariffs, product quality testing and inspection costs, the costs associated with receiving inventory into our warehouses, depreciation on molds and tooling that we own, warranty costs, damages, obsolescence and shrinkage costs and allocated overhead, including the service fee paid to JS Global for supply chain services.

We calculate gross margin as gross profit divided by net sales. Gross margin is generally impacted by changes in channel mix since our DTC sales usually generate a higher gross margin than sales to retailers and distributors. Additionally, gross margin is also impacted by product category mix, changes in foreign currency fluctuations, changes in tariff policies, fluctuations in inbound freight costs and fluctuations in commodity and component costs.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Advertising expenses are the most significant component of our operating expenses and consist of television advertising as well as digital advertising. Personnel-related expenses are the second most significant component of operating expenses and consist of salaries and bonuses, share-based compensation and employee benefit costs. Our operating expenses also include allocated overhead. Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Allocated overhead costs include shared costs associated with facilities, including rent and utilities, information technology and related personnel and depreciation of property and equipment. We expect our operating expenses to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth including through increasing staff levels, expanding research and development and greater marketing activities. We also anticipate increased administrative and compliance costs as a result of becoming a public company.

Research and Development

Research and development costs primarily consist of personnel-related costs for our engineering and product development personnel responsible for the design, development and testing of our products, contractors and consulting expenses, the cost of components and test equipment used for product, tooling and prototype development, prototype expenses, overhead cost and amortization of intangible assets related to patents and amortization expenses related to capitalized development software.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising, marketing and other brand-building costs, salaries and associated expenses for sales and marketing teams, shipping and fulfillment costs, including costs for third-party delivery services and shipping materials, overhead cost, amortization expenses of intangible assets related to customer relationships and depreciation expenses.

General and Administrative

General and administrative expenses primarily consist of personnel-related costs for finance, legal, human resources, information technology and administrative functions, third-party professional service fees for external legal, accounting and other consulting services, depreciation expenses and overhead costs.

In future periods, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses to comply with the rules and regulations of the SEC and the listing rules of NYSE, as well as higher expenses for corporate insurance, director and officer insurance, investor relations and professional services.

Interest Expense, Net

Interest expense, net of any interest earned on our cash and cash equivalents and restricted cash, primarily consists of interest on our borrowings, including our term loan facility. See “Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Indebtedness.”

Other Expense, Net

Other expense, net primarily consists of gains and losses on foreign currency transactions, equity method investments and foreign currency forward contracts. See “Item 11 - Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Exchange Risk.”

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in the United States and other foreign jurisdictions in which we conduct our business.

Results of Operations

The following table sets forth our selected consolidated statements of income information for each of the periods indicated:

	Year Ended December 31,
($ in thousands)	2023	2022	2021
Net sales	$4,253,710	$3,717,366	$3,726,994
Cost of sales	2,345,858	2,307,172	2,288,810
Gross profit	1,907,852	1,410,194	1,438,184
Operating expenses:
Research and development(1)	249,387	215,660	200,641
Sales and marketing(1)	897,585	621,953	619,162
General and administrative(1)	387,316	251,207	180,124
Total operating expenses	1,534,288	1,088,820	999,927
Operating income	373,564	321,374	438,257
Interest expense, net	(44,909)	(27,021)	(16,287)
Other (expense) income, net	(35,427)	7,631	(7,644)
Income before income taxes	293,228	301,984	414,326
Provision for income taxes	126,150	69,630	83,213
Net income	$167,078	$232,354	$331,113

(1)     Includes share-based compensation as follows:

	Year Ended December 31,
($ in thousands)	2023	2022	2021
Research and development	$7,696	$1,741	$2,918
Sales and marketing	4,934	459	1,755
General and administrative	34,336	3,309	9,251
Total share-based compensation	$46,966	$5,509	$13,924

The following table sets forth our selected consolidated statements of income information as a percentage of our total net sales for each of the periods indicated:

	Year Ended December 31,
	2023	2022	2021
Net sales	100.0%	100.0%	100.0%
Cost of sales	55.1	62.1	61.4
Gross profit	44.9	37.9	38.6
Operating expenses:
Research and development	5.9	5.8	5.4
Sales and marketing	21.1	16.7	16.6
General and administrative	9.1	6.8	4.8
Total operating expenses	36.1	29.3	26.8
Operating income	8.8	8.6	11.8
Interest expense, net	(1.1)	(0.7)	(0.4)
Other (expense) income, net	(0.8)	0.2	(0.2)
Income before income taxes	6.9	8.1	11.2
Provision for income taxes	3.0	1.8	2.2
Net income	3.9%	6.3%	9.0%

Comparison of the Years Ended December 31, 2023, 2022 and 2021

Net Sales

	Year Ended December 31,			% Change
($ in thousands, except %)	2023	2022	2021	2022 to 2023	2021 to 2022
Net sales	$4,253,710	$3,717,366	$3,726,994	14.4%	(0.3)%

2023 Compared to 2022

Our net sales increased by $536.3 million, or 14.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in net sales resulted primarily from growth in the Cooking and Beverage Appliances, Food Preparation Appliances and other net sales product categories, partially offset by a decline in the Cleaning Appliances product category.

Net sales in our product categories were as follows:

	Year Ended December 31,
($ in thousands, except %)	2023	2022	$ Change	% Change
Cleaning Appliances	$1,819,465	$1,931,732	$(112,267)	(5.8)%
Cooking and Beverage Appliances	1,441,634	1,078,610	363,024	33.7
Food Preparation Appliances	653,615	590,438	63,177	10.7
Other	338,996	116,586	222,410	190.8
Total net sales	$4,253,710	$3,717,366	$536,344	14.4%

•Cleaning Appliances net sales decreased by $112.3 million, or 5.8%, to $1,819.5 million in the year ended December 31, 2023, compared to $1,931.7 million for the year ended December 31, 2022 driven by softness in the North America market for corded and cordless vacuums. This was further reduced by the transfer of Asia Pacific Region and Greater China ("APAC") to JS Global. This net sales decline was partially offset by growth in the carpet extraction sub-category driven by new product innovation.

•Cooking and Beverage Appliances net sales increased by $363.0 million, or 33.7%, to $1,441.6 million in the year ended December 31, 2023, compared to $1,078.6 million for the year ended December 31, 2022. This increase was driven by growth in Europe, specifically in the United Kingdom with air fryers, where we strengthened our leading market position. Our global growth was further supported by the full year of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•Food Preparation Appliances net sales increased by $63.2 million, or 10.7%, to $653.6 million in the year ended December 31, 2023, compared to $590.4 million for the year ended December 31, 2022 driven by strong sales of our ice cream makers and compact blenders, led by the launch of our new portable blenders. The increase was partially offset by the transfer of APAC to JS Global.

•Other net sales increased by $222.4 million, or 190.8%, to $339.0 million in the year ended December 31, 2023, compared to $116.6 million for the year ended December 31, 2022. This increase was primarily driven by continued strength of haircare products within the beauty category and air purifiers.

2022 Compared to 2021

Our net sales decreased by $9.6 million, or 0.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. We maintained net sales in 2022 by growing sales in categories that recently launched including air purification, personal care and ice cream makers. Those increases were offset by the impact of foreign currency as the Great British Pound (“GBP”), the Euro (“EUR”) and the Japanese Yen (“JPY”) were weaker throughout 2022 as compared to 2021. In addition, we saw softer consumer demand for some of our product categories as well as retailers reducing their inventory holdings as part of their cash flow management in an uncertain economy.

Net sales in our product categories were as follows:

	Year Ended December 31,
($ in thousands, except %)	2022	2021	$ Change	% Change
Cleaning Appliances	$1,931,732	$1,949,950	$(18,218)	(0.9)%
Cooking and Beverage Appliances	1,078,610	1,173,365	(94,755)	(8.1)
Food Preparation Appliances	590,438	548,447	41,991	7.7
Other	116,586	55,232	61,354	111.1
Total net sales	$3,717,366	$3,726,994	$(9,628)	(0.3)%

•Cleaning Appliances net sales decreased by $18.2 million, or 0.9%, to $1,931.7 million in the year ended December 31, 2022, compared to $1,950.0 million in the same period in 2021. We largely maintained sales in this category as a result of market share gains and new product innovation, despite softer consumer demand for certain types of cleaning appliance products.

•Cooking and Beverage Appliances net sales decreased by $94.8 million, or 8.1%, to $1,078.6 million in the year ended December 31, 2022, compared to $1,173.4 million in the same period in 2021. This decrease was a result of retailer destocking and softer consumer demand for the category, partially offset by market share gains.

•Food Preparation Appliances net sales increased by $42.0 million, or 7.7%, to $590.4 million in the year ended December 31, 2022, compared to $548.4 million in the same period in 2021. The increase in sales was a result of growth within recent new sub-category launches including ice cream makers.

•Other net sales increased by $61.4 million, or 111.1%, to $116.6 million in the year ended December 31, 2022, compared to $55.2 million in the same period in 2021. This increase was a result of growth within air purification and personal care products, both of which were new sub-categories that launched in the second half of 2021 and benefited from a full year of sales in 2022, along with an expanded product portfolio in existing sub-categories, which was launched throughout 2022.

Gross Profit and Gross Margin

	Year Ended December 31,			% Change
($ in thousands, except %)	2023	2022	2021	2022 to 2023	2021 to 2022
Gross profit	$1,907,852	$1,410,194	$1,438,184	35.3%	(1.9)%
Gross margin	44.9%	37.9%	38.6%

2023 Compared to 2022

Our gross profit increased by $497.7 million, or 35.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Our gross margin increased by 700 basis points for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase in gross margin was primarily attributable to continued supply chain tailwinds and other macro-economic factors, including inbound freight, commodity costs, and foreign exchange, as well as cost optimization efforts. We also drove strong sales through our higher margin DTC channel, specifically in the beauty category.

2022 Compared to 2021

Our gross profit decreased by $28.0 million, or 1.9%, for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Our gross margin decreased by 70 basis points for the year ended December 31, 2022, compared to the year ended December 31, 2021. The decline in gross margin was primarily attributable to certain cost headwinds, including higher average inbound freight, component and commodity costs throughout 2022 as compared to 2021. Our products were also sold more often at promotional prices during 2022, as compared to 2021, in order to ensure strong retailer sell through and strong sales through our own DTC channels. These headwinds were partially offset by the benefit of tariff exclusions on most of the vacuums and air fryers that were imported into the United States from China.

Operating Expenses

	Year Ended December 31,			% Change
($ in thousands, except %)	2023	2022	2021	2022 to 2023	2021 to 2022
Research and development	$249,387	$215,660	$200,641	15.6%	7.5%
Percentage of net sales	5.9%	5.8%	5.4%
Selling and marketing	$897,585	$621,953	$619,162	44.3%	0.5%
Percentage of net sales	21.1%	16.7%	16.6%
General and administration	$387,316	$251,207	$180,124	54.2%	39.5%
Percentage of net sales	9.1%	6.8%	4.8%
Total operating expenses	$1,534,288	$1,088,820	$999,927	40.9%	8.9%
Percentage of net sales	36.1%	29.3%	26.8%

Research and Development

2023 Compared to 2022

Research and development expenses increased by $33.7 million, or 15.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily attributable to an increase of $26.3 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion, and includes an increase of $6.0 million in share-based compensation. The overall increase was also driven by an increase of $3.3 million in travel expenses and an increase of $3.2 million in professional services expenses.

2022 Compared to 2021

Research and development expenses increased by $15.0 million, or 7.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily related to an increase of $16.8 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion, and an increase of $2.1 million in the cost of prototypes used in product development. The remainder of the overall increase, which amounted to $6.2 million was attributable to other overhead costs associated with the product development process to support the continued expansion into new sub-categories in addition to developing new features and functionality for existing sub-categories. These increases were partially offset by a decrease of $10.1 million in professional services related to third-party consulting fees.

Sales and Marketing

2023 Compared to 2022

Sales and marketing expenses increased by $275.6 million, or 44.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily attributable to increases of $145.3 million in advertising-related expenses; an increase of $53.5 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business; $45.1 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an $8.2 million related party bonus paid in December 2023, and an increase of $4.5 million in share-based compensation; and an increase of $10.7 million in consulting fees.

2022 Compared to 2021

Sales and marketing expenses increased by $2.8 million, or 0.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily related to an increase of $15.7 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and new market expansion and an increase of $7.7 million in depreciation and amortization expenses. The remainder of the overall increase, which amounted to $6.1 million was attributable to other immaterial miscellaneous expenses. These increases were partially offset by a decrease of $26.7 million in marketing expenses due to optimization of media investments in certain channels and product categories.

General and Administrative

2023 Compared to 2022

General and administrative expenses increased by $136.1 million, or 54.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily driven by an increase of $79.4 million of costs related to the separation and distribution from JS Global and secondary offering; an increase of $20.1 million in personnel-related expenses driven by additional headcount to support overall growth, including an increase in share-based compensation of $31.0 million that was offset by a decrease in discretionary and related party bonuses of $10.0 million; an increase of $10.2 million in legal fees, and an increase of $9.1 million in technology support costs.

2022 Compared to 2021

General and administrative expenses increased by $71.1 million, or 39.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to an increase of $38.2 million in personnel-related expenses driven by increased headcount to support the overall growth in the business and a one-time discretionary bonus, an increase of $13.4 million in professional services related to third-party consulting fees, an increase of $6.7 million in insurance cost as a result of higher premiums for certain insurance lines and an increase of $5.8 million related to information technology expenses. The remainder of the overall increase, which amounted to $6.9 million was attributable to other immaterial miscellaneous expenses.

Interest Expense, Net

	Year Ended December 31,			% Change
($ in thousands, except %)	2023	2022	2021	2022 to 2023	2021 to 2022
Interest expense, net	$44,909	$27,021	$16,287	66.2%	65.9%
Percentage of net sales	1.1%	0.7%	0.4%

2023 Compared to 2022

Interest expense, net increased by $17.9 million, or 66.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily due to a $25.2 million increase in interest expense on our term loans, which was driven by higher principal and interest on the new debt entered into on July 20, 2023. This increase in interest expense was partially offset by an increase in interest income of $4.6 million driven by higher yields on our cash and cash equivalents and a $3.0 million decrease in interest expense on our revolving credit facility, driven by the repayment of outstanding borrowings in December 2022. The remainder of the overall increase, which amounted to $0.3 million, was attributable to other miscellaneous expenses.

2022 Compared to 2021

Interest expense, net increased by $10.7 million, or 65.9%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily due to a $9.3 million increase in interest for the term loan and revolving credit facility, which was driven by increases in LIBOR rates year-over-year.

Other (Expense) Income, Net

	Year Ended December 31,			% Change
($ in thousands, except %)	2023	2022	2021	2022 to 2023	2021 to 2022
Other (expense) income, net	$(35,427)	$7,631	$(7,644)	(564.3)%	199.8%
Percentage of net sales	(0.8)%	0.2%	(0.2)%

2023 Compared to 2022

Other (expense) income, net decreased by $43.1 million, or 564.3%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease was primarily attributable to losses related to foreign currency, including losses on the change in fair value of foreign currency forward contracts.

2022 Compared to 2021

Other (expense) income, net increased by $15.3 million, or 199.8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to the $22.7 million gains recognized on foreign currency forward contracts and a decrease of $4.1 million in losses incurred from the equity method investments. The increase was partially offset by $10.0 million foreign currency losses incurred during the period as a result of fluctuations between the GBP and JPY against the U.S. Dollar during the year ended December 31, 2022 and an increase of $2.2 million losses recognized on disposal of assets.

Provision for Income Taxes

	Year Ended December 31,			% Change
($ in thousands, except %)	2023	2022	2021	2022 to 2023	2021 to 2022
Provision of income taxes	$126,150	$69,630	$83,213	81.2%	(16.3)%
Percentage of income before income taxes	43.0%	23.1%	20.1%

2023 Compared to 2022

Provision for income taxes increased by $56.5 million, or 81.2%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. Our effective tax rate ("ETR") was 43.0% and 23.1% of our income before income taxes for the year ended December 31, 2023 and 2022, respectively. This increase in the ETR is primarily related to non-deductible executive compensation and the impacts of the separation and distribution and refinancing, such as withholding taxes and certain non-deductible transaction costs.

2022 Compared to 2021

Provision for income taxes decreased by $13.6 million, or 16.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. Our effective tax rate was 23.1% and 20.1% of our income before income taxes for the years ended December 31, 2022 and 2021, respectively. The change in the effective tax rate was primarily due to an increase in the valuation allowance in certain jurisdictions, mainly related to Massachusetts tax credits. Our effective tax rate was also affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses.

NON-GAAP FINANCIAL MEASURES

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our APAC distribution channels, both of which were transferred to JS Global concurrently with the separation (the “Divestitures”), as well as the cost of sales from (i) inventory markups that were eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Year Ended December 31,
($ in thousands)	2023	2022	2021
Net sales	$4,253,710	$3,717,366	$3,726,994
Divested subsidiary adjustment(1)	(77,544)	(97,434)	(101,695)
Adjusted Net Sales	$4,176,166	$3,619,932	$3,625,299

(1)Adjusted for net sales from SharkNinja Co., Ltd. (“SNJP”) and the APAC distribution channels for the years ended December 31, 2023, 2022 and 2021 as if such Divestitures occurred on January 1, 2021.

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Year Ended December 31,
($ in thousands, except %)	2023	2022	2021
Net sales	$4,253,710	$3,717,366	$3,726,994
Cost of sales	(2,345,858)	(2,307,172)	(2,288,810)
Gross profit	1,907,852	1,410,194	1,438,184
Gross margin %	44.9%	37.9%	38.6%
Divested subsidiary net sales adjustment(1)	(77,544)	(97,434)	(101,695)
Divested subsidiary cost of sales adjustment(2)	45,116	64,506	63,931
Product Procurement Adjustment(3)	83,162	70,295	75,642
Adjusted Gross Profit	$1,958,586	$1,447,561	$1,476,062
Adjusted Net Sales	$4,176,166	$3,619,932	$3,625,299
Adjusted Gross Margin	46.9%	40.0%	40.7%

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the years ended December 31, 2023, 2022 and 2021 as if such Divestitures occurred on January 1, 2021.

(2)Adjusted for cost of sales from SNJP and the APAC distribution channels for the years ended December 31, 2023, 2022 and 2021 as if such Divestitures occurred on January 1, 2021.

(3)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited ("SNHK"), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs, (v) discretionary bonuses, (vi) shareholder-funded executive bonuses and (vii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Year Ended December 31,
($ in thousands)	2023	2022	2021
Operating income	$373,564	$321,374	$438,257
Share-based compensation(1)	46,966	5,509	13,924
Litigation costs(2)	8,973	4,513	10,602
Amortization of acquired intangible assets(3)	19,587	19,587	19,587
Transaction-related costs(4)	82,277	2,896	—
Discretionary executive bonus(5)	—	34,000	—
Shareholder-funded executive bonuses(6)	32,200	—	—
Product Procurement Adjustment(7)	83,162	70,295	75,642
Divested subsidiary operating income adjustment(8)	(8,456)	(5,093)	(7,521)
Adjusted Operating Income	$638,273	$453,081	$550,491

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transaction.

(5)Represents a one-time discretionary bonus.

(6)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(7)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(8)Adjusted for operating income from SNJP and the APAC distribution channels for the years ended December 31, 2023, 2022 and 2021 as if such Divestitures occurred on January 1, 2021.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) discretionary bonuses, (vii) shareholder-funded executive bonuses, (viii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment, (ix) the tax impact of the adjusted items and (x) certain withholding taxes.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Year Ended December 31,
($ in thousands, except share and per share amounts)	2023	2022	2021
Net income	$167,078	$232,354	$331,113
Share-based compensation(1)	46,966	5,509	13,924
Litigation costs(2)	8,973	4,513	10,602
Foreign currency losses (gains), net(3)	35,179	(9,275)	3,447
Amortization of acquired intangible assets(4)	19,587	19,587	19,587
Transaction-related costs(5)	82,277	2,896	—
Discretionary executive bonus(6)	—	34,000	—
Shareholder-funded executive bonuses(7)	32,200	—	—
Product Procurement Adjustment(8)	83,162	70,295	75,642
Tax impact of adjusting items(9)	(39,051)	(28,056)	(27,104)
Tax withholding adjustment(10)	19,474	—	—
Divested subsidiary net income adjustment(11)	(6,586)	(1,458)	(3,969)
Adjusted Net Income	$449,259	$330,365	$423,242
Net income per share, diluted	$1.20	$1.67	$2.38
Adjusted Net Income Per Share	$3.22	$2.38	$3.05
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(12)	139,420,254	138,982,872	138,982,872

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transaction.

(6)Represents a one-time discretionary bonus.

(7)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(8)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(9)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22%, which approximates our effective tax rate, excluding (i) the withholding adjustment described in footnote (9), (ii) divested subsidiary net income adjustment described in footnote (10), and (iii) certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

(10)Represents withholding taxes associated with the cash dividend paid to JS Global in connection with the separation and related refinancing.

(11)Adjusted for net income (loss) from SNJP and the APAC distribution channels for the years ended December 31, 2023, 2022 and 2021 as if such Divestitures occurred on January 1, 2021.

(12)In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator for all periods prior to completion of the separation and distribution on July 31, 2023.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs, (v) discretionary bonuses, (vi) shareholder-funded executive bonuses and (vii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including Adjusted EBITDA from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Year Ended December 31,
($ in thousands, except %)	2023	2022	2021
Net income	$167,078	$232,354	$331,113
Interest expense, net	44,909	27,021	16,287
Provision for income taxes	126,150	69,630	83,213
Depreciation and amortization	103,821	86,708	78,183
EBITDA	441,958	415,713	508,796
Share-based compensation (1)	46,966	5,509	13,924
Litigation costs (2)	8,973	4,513	10,602
Foreign currency losses (gains), net(3)	35,179	(9,275)	3,447
Transaction-related costs(4)	82,277	2,896	—
Discretionary executive bonus(5)	—	34,000	—
Shareholder-funded executive bonuses(6)	32,200	—	—
Product Procurement Adjustment(7)	83,162	70,295	75,642
Divested subsidiary Adjusted EBITDA adjustment(8)	(11,020)	(4,037)	(9,282)
Adjusted EBITDA	$719,695	$519,614	$603,129
Adjusted Net Sales	$4,176,166	$3,619,932	$3,625,299
Adjusted EBITDA Margin	17.2%	14.4%	16.6%

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transaction.

(5)Represents a one-time discretionary bonus.

(6)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(7)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(8)Adjusted for Adjusted EBITDA from SNJP and the APAC distribution channels for the years ended December 31, 2023, 2022 and 2021 as if such Divestitures occurred on January 1, 2021. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

B.    Liquidity and capital resources

Our principal sources of liquidity are our cash and cash equivalents, cash generated from operations and our revolving credit facility (“2023 Revolving Facility”). Our principal uses of cash in recent periods have been investing in international expansion, new product development, capital expenditures, payment of dividends, distributions to JS Global prior to the separation and distribution, and repayment of debt. As of December 31, 2023, our principal sources of liquidity were cash and cash equivalents of $154.1 million and our available balance of $490.2 million under our 2023 Revolving Facility. Our cash and cash equivalents consist primarily of cash on deposits with banks.

We believe that our existing cash and cash equivalents together with cash provided by operations and the availability under our 2023 Revolving Facility will be sufficient to meet our needs for at least the next 12 months. We plan to use our current cash on hand, cash generated by operations and our 2023 Revolving Facility to support our core business operations and strategic plan to accelerate our go-to-market strategy, invest in new product development and enhance our global distribution. We may be required to seek additional equity or debt financing to fund our activities. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, the results of operations and financial conditions of the business would be materially and adversely affected.

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. See “Note 8 - Operating Leases," "Note 9 - Debt" and "Note 10 - Commitments and Contingencies" to our audited consolidated financial statements found within “Item 18. Financial Statements” in this Annual Report for information about our lease obligations and other contractual obligations. We did not have during the periods presented and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our business, financial condition, results of operations, liquidity, cash requirements or capital resources.

Indebtedness

In March 2020, we, along with JS Global, entered into a term loan and revolving credit agreement (“2020 Facilities Agreement”) with Bank of China Limited, Macau Branch, as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2020 Facilities Agreement provided for a $500.0 million term loan facility (“2020 Term Loans”) and $200.0 million revolving credit facility (“2020 Revolving Facility”).

We were required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio.

During 2022, there were $260.0 million in draw downs on the 2020 Revolving Facility, which were all repaid during 2022. No amounts were outstanding as of December 31, 2022 and there were no draw downs under the 2020 Revolving Facility in 2023.

In July 2023, we entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million 2023 Revolving Facility. The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.875%. We may request increases to the 2023 Term Loans or 2023 Revolving Facility in a maximum aggregate amount not to exceed the greater of

$520.0 million or 100% of adjusted earnings before interest, taxes, depreciation, and amortization, as defined in the 2023 Credit Agreement, for the most recently completed fiscal year. The 2023 Credit Agreement replaced our 2020 Facilities Agreement in its entirety and we used the net proceeds of $800.9 million from the 2023 Term Loans to repay the remaining principal balance of $400.0 million and accrued interest of $9.2 million related to the 2020 Term Loans. As of December 31, 2023, we had $804.9 million debt outstanding under the 2023 Credit Agreement.

During 2023, there were $125.5 million in draw downs on the 2023 Revolving Facility, which were all repaid during 2023. No amounts were outstanding under the 2023 Revolving Facility as of December 31, 2023. As of December 31, 2023, $9.8 million of letters of credit were outstanding, resulting in an available balance of $490.2 million under the 2023 Revolving Facility.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
($ in thousands)	2023	2022	2021
Net cash provided by operating activities	$280,601	$204,964	$229,147
Net cash used in investing activities	(118,075)	(52,384)	(66,366)
Net cash used in financing activities	(234,868)	(160,170)	(54,500)

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 of $280.6 million was primarily related to our net income of $167.1 million, adjusted for non-cash charges of $168.4 million and net cash outflows of $54.9 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $103.8 million, share-based compensation of $47.0 million, shareholder-funded executive compensation of $32.2 million, non-cash lease expenses of $14.7 million, provision for credit losses of $4.4 million and other non-cash adjustments of $8.0 million, offset by deferred income tax of $41.7 million. The main drivers of the net cash outflows derived from the changes in operating assets and liabilities were related to an increase in accounts receivable of $229.7 million, an increase in inventories of $155.8 million and a decrease in operating lease liabilities of $14.2 million, partially offset by an increase in accounts payable of $147.5 million, a decrease in prepaid expenses and other assets of $99.2 million, an increase in accrued expenses and other liabilities of $78.6 million and an increase in tax payable of $19.5 million.

Net cash provided by operating activities for the year ended December 31, 2022, of $205.0 million was primarily related to our net income of $232.4 million, adjusted for non-cash charges of $100.8 million and net cash outflows of $128.2 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $86.7 million, non-cash lease expenses of $15.5 million, provision for credit losses of $9.0 million, share-based compensation of $5.5 million and and other non-cash adjustments of $0.8 million, offset by deferred income tax of $16.6 million. The main drivers of the cash outflows derived from the changes in operating assets and liabilities were related to a decrease in accounts payable of $118.2 million, an increase in prepaid expenses and other assets of $114.2 million, a decrease in operating lease liabilities of $14.3 million and a decrease in tax payable of $5.2 million, partially offset by an increase in accrued expenses and other liabilities of $69.2 million, a decrease in inventories of $53.9 million and a decrease in accounts receivable of $0.5 million.

Net cash provided by operating activities for the year ended December 31, 2021 of $229.1 million was primarily related to our net income of $331.1 million, adjusted for non-cash charges of $103.4 million and net cash outflows of $205.2 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $78.2 million, share-based compensation of $13.9 million, non-cash lease expenses of $13.1 million, provision for credit losses of $7.9 million and other non-cash adjustments of $5.4 million, offset by deferred income tax of $15.1 million. The main drivers of the cash outflows derived from the changes in operating assets and liabilities were related to an increase in inventories of $185.5 million, an increase in accounts receivable of $77.4 million, an increase in prepaid expenses and other assets of $47.7 million, a decrease in tax payable of $13.3 million and a decrease in operating lease liabilities of $12.6 million, partially offset by an increase in accrued expenses and other liabilities of $56.4 million and an increase in accounts payable of $74.9 million.

Investing Activities

Investing activities consist primarily of purchases of property and equipment and intangible assets and cash receipts on beneficial interest in sold receivables.

Cash used in investing activities for the year ended December 31, 2023 of $118.1 million consisted of purchases of property and equipment of $122.7 million, purchases of intangible assets of $8.5 million, capitalized software development costs of $0.6 million and other investing activities, net of $3.1 million, which was partially offset by cash receipts on beneficial interest in sold receivables of $16.8 million.

Cash used in investing activities for the year ended December 31, 2022 of $52.4 million consisted of purchases of property and equipment of $80.3 million, purchases of intangible assets for $7.3 million, capitalized software development costs of $6.8 million, equity investments of $0.1 million, and other investing activities, net of $0.3 million, which was partially offset by cash receipts on deferred payments in sold receivables of $42.4 million.

Cash used in investing activities for the year ended December 31, 2021 of $66.4 million consisted of purchases of property and equipment of $48.0 million, capitalized software development costs of $7.0 million, purchase of intangible assets for $5.1 million, equity investments of $4.5 million and other investing activities, net of $1.8 million.

Financing Activities

Financing activities consist primarily of proceeds we receive from the issuance of debt and debt repayments, as well as dividend payments, and contributions and distributions to and from JS Global prior to the separation and distribution.

Cash used in financing activities for the year ended December 31, 2023 of $234.9 million consisted of repayment of the principal balance on the 2020 Term Loans of $442.6 million, distributions paid to JS Global of $435.3 million, dividend payments of $150.2 million, net ordinary shares withheld for taxes of $4.3 million and a recharge from JS Global for share-based compensation of $3.2 million, which was partially offset by the net proceeds from the issuance of the 2023 Term Loans of $800.7 million.

Cash used in financing activities for the year ended December 31, 2022 of $160.2 million consisted of repayment of debt of $310.0 million, a note payable to JS Global of $49.3 million, distributions paid to JS Global of $45.4 million and a recharge from JS Global for share-based compensation of $15.3 million, which was partially offset by proceeds from the issuance of debt of $259.8 million.

Cash used in financing activities for the year ended December 31, 2021 of $54.5 million consisted of repayment of debt of $122.5 million and a distribution paid to JS Global of $42.0 million, which was partially offset by proceeds from the issuance of debt of $110.0 million.

C.    Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.    Trend information

The information required by this item is set forth in “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company—B. Business Overview", and "Item 5. Operating and Financial Review and Prospects—A. Operating Results" within this Annual Report.

E.    Critical accounting estimates

Our discussion and analysis of results of operations, financial condition, and liquidity are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions. On an ongoing basis, we review our estimates to ensure that they appropriately reflect changes in our business or new information as it becomes available. For additional information on our significant accounting policies, please refer to Note 2 - Summary of Significant Accounting Policies to our consolidated financial statements included in this Annual Report. We believe that the following critical accounting policies and estimates have the greatest potential impact on our financial statements.

Net Sales Recognition

We recognize net sales when control of our products is transferred to retailers, consumers and distributors. Generally, control transfers when products are shipped or delivered to the customer, depending on the terms of the contract. Net sales related to service-type warranties recognized ratably over the contract period is immaterial.

Sales are made primarily under agreements allowing for rights of return in limited circumstances and various incentive rebates. We have an established history for these arrangements, and we record the estimated reserves as a reduction to net sales at the time the related net sales are recognized. Depending on whether we have the right to offset, the allowance for sales returns and the allowance for rebates are recorded on the balance sheet as either contra accounts receivable or accrued liabilities. Sales returns and rebates are estimated based on relevant historical and current data. Any significant changes in experience as compared to historical returns and rebates will impact the estimate.

We recognized $58.8 million, $45.5 million and $46.4 million in accrued return liabilities and $207.6 million, $230.2 million and $207.0 million in accrued customer incentives as of December 31, 2023, 2022 and 2021, respectively. A hypothetical 10% change in the estimated ending liability balance would have resulted in a $5.9 million, $4.6 million and $4.6 million change in the estimated accrued return liability and a $20.8 million, $23.0 million and $20.7 million change in the estimated accrued rebate liability for the years ended December 31, 2023, 2022 and 2021, respectively, which would have been recognized as an increase or decrease to net sales.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and has been assigned to our one reporting unit. Indefinite-lived intangible assets consist of trade name and trademarks acquired through business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that they may be impaired. Evaluating goodwill and indefinite-lived intangible assets for impairment involves the determination of the fair value of our reporting unit in which goodwill and indefinite-lived intangible assets is recorded using a qualitative or quantitative analysis. If fair value exceeds the carrying value, impairment is not indicated. If the carrying amount of a reporting unit is higher than its estimated fair value, the excess is recorded as an impairment expense.

For the year ended December 31, 2023, we performed a qualitative (Step 0) assessment and we concluded that it was more likely than not that the fair value of the reporting unit exceeded its carrying value. Therefore, we did not recognize any goodwill or indefinite-lived intangible asset impairments during the year ended December 31, 2023. Beginning in the fourth quarter of 2023, the Company's annual assessment date was changed from December 31 to October 1. It was determined that this change in date does not represent a material change in our method of applying an accounting principal.

For the years ended December 31, 2022 and 2021, we elected to bypass the qualitative assessment process and proceed directly to comparing the fair value of our reporting unit to carrying value. For goodwill, quantitative testing consists of a comparison of our reporting unit’s fair value to its carrying value. For indefinite-lived intangible assets, quantitative testing consists of a comparison of the fair value of each indefinite-lived intangible asset with its carrying value. Management utilized a third-party valuation firm to assist in estimating the fair value, which used a combination of income and market approaches.

For the years ended December 31, 2022 and 2021, our annual assessment for goodwill and indefinite-lived intangible asset impairment was performed on December 31. We have not experienced any conditions that would require a write-down of our other assets, including long-lived assets. The quantitative assessment indicated that the fair value exceeded the carrying value and no impairment charge was required as a result of the quantitative assessment. Therefore, we did not recognize any goodwill or indefinite-lived intangible asset impairments during the years ended December 31, 2022 or 2021. Changes in economic and operating conditions that occur in the future, may result in a future goodwill or indefinite-lived intangible asset impairment charge.

Acquired intangible assets consist of identifiable intangible assets, primarily developed software technology, customer relationships and trade name and trademarks, resulting from business acquisitions. Other intangible assets consist of purchased patents. Intangible assets are initially recorded at fair value on the date of acquisition and are amortized over their estimated useful lives, with the exception of trade name and trademarks which were deemed to have an indefinite life and are tested for impairment as described above. We evaluate our intangible assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions or other events that indicate an asset’s carrying amount may not be recoverable. When measuring the recoverability of these assets, we will make assumptions regarding our estimated future cash flows expected to be generated by the assets. If our estimates or related assumptions change in the future, we may be required to impair these assets. An asset is considered impaired if the carrying amount exceeds the undiscounted future net cash flows that the asset or asset group is expected to generate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

Set forth below are the names, ages and positions of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Executive Officers
Mark Barrocas	52	Chief Executive Officer and Director
Larry Flynn	43	Interim Chief Financial Officer and Chief Accounting Officer
Pedro J. Lopez-Baldrich	51	Chief Legal Officer
Neil Shah	44	Chief Commercial Officer, EVP
Non-Employee Directors
CJ Xuning Wang	54	Chairperson
Peter Feld*	58	Director
Wendy Hayes	53	Director
Chi Kin Max Hui	50	Director
Dennis Paul	50	Director
Timothy R. Warner	73	Director
*Lead Independent Director

Mark Barrocas has served as our President since 2008, a member of our Board and our Chief Executive Officer since 2023 and was our co-owner from 2008 to 2017. During his tenure, Mr. Barrocas has demonstrated consistent commitment to SharkNinja and has driven our net sales growth, profitability and strategic expansion into new product categories and markets. Since 2008, Mr. Barrocas has focused on leading our rapid product innovation, international expansion, continuous development of consumer insights and agile operations, while developing an award-winning corporate culture and team infrastructure that has driven our 5-star consumer experience and built a portfolio of trusted global brands. Under Mr. Barrocas’ leadership, our business has expanded to fifteen countries and twenty-one offices around the world. His belief and commitment to delivering speed, performance, quality and value to our global consumers has enabled us to achieve #1 in market share in the United States for small household appliances and #1 in market share in the United Kingdom for vacuum sales. Mr. Barrocas also served as Global President of JS Global from 2019 to 2023. Mr. Barrocas holds a Bachelor of General Studies from the University of Michigan. Prior to joining SharkNinja, Mr. Barrocas held several senior leadership positions, including as the President of Aramark Uniform Services and the President of Broder Bros Co. Mr. Barrocas also serves on the Board of the JCC of Greater Boston and is philanthropically committed to various other organizations in the Greater Boston community and nationally.

Larry Flynn has served as our interim Chief Financial Officer since June 2023 and Chief Accounting Officer since February 2023. Mr. Flynn served as Chief Accounting Officer at Wayfair from 2022 to 2023 and Vice President, Controller and Treasurer of Dunkin’ Brands from 2018 to 2022. He holds a Bachelor of Science in Business Administration from Babson College and a Masters of Science in Accounting from the Boston College Carroll School of Management.

Pedro J. Lopez-Baldrich has served as our Chief Legal Officer, EVP since 2018. Mr. Lopez-Baldrich holds a Masters of Law degree from Georgetown University, a Juris Doctorate from St. John’s University and a Bachelor of International Business from Drake University.

Neil Shah has served as our Chief Commercial Officer, EVP since 2018, previously serving as our EVP Sales & Marketing from 2016 to 2018, Senior Vice President, Strategic Sales from 2011 to 2016, VP of Strategic Sales & Corporate Planning from 2008 to 2011, Director of Strategic Sales & Marketing in 2008 and Manager—Sales Planning & Analysis from 2007 to 2008. Mr. Shah holds a Masters of Business Administration from Bentley University.

CJ Xuning Wang has served as the Chairperson of our Board since 2017 and as the Chairman and Chief Executive Officer of JS Global since 2019. He has also served as the Executive Director of JS Global since 2018. Mr. Wang is the founder of Joyoung. He invented the first fully automatic household soymilk maker in 1994 and has been instrumental in the development of soymilk maker industry. Mr. Wang served as the Chairman of Joyoung from 2007 to 2022 and General Manager and President of Joyoung from 2007 to 2019. Mr. Wang holds a Masters of Business Administration from China Europe International Business School (CEIBS) and a Bachelor of Electric Traction and Transmission Control from Beijing Jiaotong University.

Peter Feld has served as a member of our Board since July 2023. Mr. Feld has served as Chief Executive Officer of Barry Callebaut Group since 2023. He previously served as Chief Executive Officer at Jacobs Holding AG in 2023 and Chief Executive Officer at GFK Group from 2017 to 2022. Mr. Feld holds a Masters in Mechanical Engineering from RWTH Aachen University.

Wendy Hayes has served as a member of our Board since July 2023. Ms. Hayes currently serves as a member of the board of directors of Apollomics Inc., SciClone Pharmaceuticals (Holdings) Ltd, iHuman Inc., Burning Rock Biotech Limited and TuanChe Limited. She previously served as a member of the board of directors of Gracell Biotechnologies Inc., TuSimple Holdings Inc., Xinyuan Real Estate Co., Ltd. and Mogu Inc. From 2013 to 2018, Ms. Hayes served as the Inspections Leader at the Public Company Accounting Oversight Board in the United States. She holds a Bachelor’s of International Finance from University of International Business and Economics and an executive Masters of Business Administration from Cheung Kong Graduate School of Business. Ms. Hayes was a Senior Fellow of Advanced Leadership Initiative at Harvard University from 2021 to 2022. Ms. Hayes is a certified public accountant in the United States (California) and China.

Chi Kin Max Hui has served as a member of our Board since July 2023. Mr. Hui previously served as a director of our Board from 2017 to 2020 and as a member of the JS Global Board from 2019 to 2023. He has also served as a director of Nova Credit Limited since 2022, a managing director of CDH Investments since 2012 and an investment committee member of its private equity division since 2018. He also serves as a director of multiple private companies. Mr. Hui previously served as the Chief Executive Officer of CDH Investment Advisory Private Limited from 2013 to 2022. Mr. Hui holds a Bachelor of Science, Chemical Engineering from the University of California, Berkeley and a Master of Engineering from Princeton University.

Dennis Paul has served as a member of our Board since July 2023. Mr. Paul has served as a Senior Advisor at Blackstone Inc. since 2018 and as the Founder and Managing Member of Thyra Global Management since 2012. Mr. Paul has served as a member of the board of directors of Rubicon Technology, Inc. since 2023. He also serves as a director of multiple private companies and non-profit organizations. Mr. Paul holds a Bachelor of Arts from Columbia University.

Timothy R. Warner has served as a member of our Board since July 2023. Mr. Warner previously served as a member of the JS Global Board from 2019 to 2023. He is currently the Vice Provost for Budget and Auxiliaries Management at Stanford University, a position held since 1994. He served as Co-President of the Board of Trustees of Western Reserve Academy in Hudson, Ohio from 2010 to 2021. Mr. Warner holds a Bachelor of Arts from Wesleyan University and a Master of Business Administration from the Graduate School of Business at Stanford University.

B.    Compensation

During the year ended December 31, 2023, we paid an aggregate of approximately $73.9 million to our directors and executive officers, which includes annual salaries, bonuses, shareholder-funded executive bonuses, long term incentive compensation paid, vested restricted share units and forgiveness of amounts due under promissory notes issued to certain executives. For more information on the shareholder-funded executive bonuses, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Cash Bonuses”. A portion of this compensation was paid under our global annual bonus plan, which is designed to provide an effective means to motivate and compensate eligible associates, on an annual basis, based on the achievement of business and individual performance objectives during each fiscal year. Eligible associates are selected by the company and consist of employees in all regions who do not participate in a sales incentive plan. Another portion was paid under our long-term incentive plan (the “LTIP”) that is available to our senior leadership. The LTIP is maintained to award senior team members with cash-based installment payments upon the achievement of certain specified performance targets and meeting certain time-based milestones. For more information on the loan forgiveness, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Recourse Promissory Notes”. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to applicable Cayman Laws, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

C.    Board practices

Board of Directors

The Board of Directors is composed of seven members, one of whom is an executive director. Our Memorandum and Articles of Association provide that the number of directors of our Board shall be established from time to time by our Board, but shall not be less than two directors. Our Memorandum and Articles of Association provide that Mr. Wang, so long as he and/or his affiliates (as defined in our Memorandum and Articles of Association) continue to remain beneficial owners (as such term is defined in the Exchange Act) of at least 30.0% of our share capital, shall have the right to appoint a director and that director will serve as Chairperson of our Board. Should no such director be appointed, the Chairperson of our Board shall be decided by a majority of the directors then in office. Mr. Wang serves as the initial Chairperson of our Board. For the years of the directors’ initial appointment dates, see "Item 6. Directors, Senior Management and Employees—A. Directors and senior management."

Board Committees

Audit Committee

Our audit committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing with our independent registered public accounting firm the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;
•overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential, anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of Ms. Hayes, Mr. Warner and Mr. Paul, with Ms. Hayes serving as chair. Rule 10A-3 under the Exchange Act and the NYSE rules require that our audit committee have at least one independent member upon the listing of our ordinary shares, have a majority of independent members within 90 days of the date of this Annual Report and be composed entirely of independent members within one year of the date of this Annual Report. Our Board has affirmatively determined that Ms. Hayes, Mr. Warner and Mr. Paul each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the NYSE rules. Each member of our audit committee also meets the financial literacy requirements of NYSE. In addition, our Board has determined that Ms. Hayes will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our Board has adopted a written charter for the audit committee, which is available on our principal corporate website at www.sharkninja.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report; we have included this website address solely as an inactive textual reference.

Compensation Committee

Our compensation committee is responsible for, among other things:
•reviewing, modifying and approving our overall compensation strategy and policies;
•reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;
•overseeing our compensation and employee benefit plans; and
•appointing and overseeing any compensation consultants.

Our compensation committee consists of Mr. Warner, Ms. Hayes and Mr. Feld, with Mr. Warner serving as chair. Our Board has determined that Mr. Warner, Ms. Hayes and Mr. Feld each meet the definition of “independent director” for purposes of serving on the compensation committee under the NYSE rules. All members of our compensation committee are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our Board has adopted a written charter for the compensation committee, which is available on our principal corporate website at www.sharkninja.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report; we have included this website address solely as an inactive textual reference.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:
•identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;
•evaluating the overall effectiveness of our Board and its committees; and
•developing and recommending to our Board a set of corporate governance principles, reviewing and assessing these principles and their application and recommending to our Board any changes to such principles.

Our nominating and corporate governance committee consists of Mr. Hui, Mr. Feld and Mr. Paul, with Mr. Hui serving as chair. Our Board has determined that Mr. Hui, Mr. Feld and Mr. Paul each meet the definition of “independent director” for purposes of serving on the nominating and corporate governance committee under the NYSE rules. Our Board has adopted a written charter for the nominating and corporate governance committee, which is available on our principal corporate website at www.sharkninja.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report; we have included this website address solely as an inactive textual reference.

Our Board may, from time to time, establish other committees. None of our directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

As a matter of Cayman Law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties:

•duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
•duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
•directors should not improperly fetter the exercise of future discretion;
•duty to exercise powers fairly as between different sections of shareholders;
•duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
•duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

D.    Employees

At SharkNinja, we are intensely dedicated to delivering on our mission of positively impacting people’s lives, every day in every home. We succeed because when others say “it’s good enough” we keep going; we strive to do everything possible to make our products as good as they can possibly be. When we do this right, we have the opportunity to create something great: as a company, as a team and as individuals. Five success drivers permeate everything we do at SharkNinja:

We are rarely satisfied. We “dream big” and set ambitious aspirations because we have high expectations for our own success. When we achieve a goal, we set the next “beacon” and align our entire team around it. We use our grit and resiliency to drive us to the next milestone and achieve success in the marketplace.

We believe in progress over perfection. We believe that it is more important to make a decision, start executing and course-correct as needed and encourage a highly proactive mindset. Our engineers and designers embrace change and evaluate feedback from consumers and professionals as part of our agile development process and continuous iteration, ensuring that when our products go to market we are confident that they are high-quality, will resonate with consumers and will deliver superior performance at great value relative to our competitors’ products.

We believe details make the difference. We invest to understand how things really work, seek out new perspectives and inputs and feel compelled to challenge assumptions and ask the second- and third-order questions to find the best possible way of doing something. We constantly question everything and challenge the status quo, assessing whether we can do it faster or better.

We believe winning is a team sport. We make better decisions when we bring our collective minds to the table. We align ourselves around clear expectations and own the big-picture outcomes, actively holding ourselves and others accountable for delivering exceptional results.

We believe that success comes when we communicate for impact. We share information and bring our broad teams together to iterate and align on our thinking. We challenge assumptions and are open to challenge without taking it personally.

As of December 31, 2023, 2022, and 2021, we had 3,019, 2,732 and 2,619, employees, respectively, that drive our success. We were voted one of the “Best Large Companies to Work For in Boston” and one of the “100 Best Large Companies to Work For” in 2023 by Built In. We believe that our award-winning culture ultimately drives our success across our brands and with our consumers.

None of our employees are represented by a labor union, though some are covered by Collective Bargaining Agreements (“CBA”) in France, Italy and Spain. Each CBA sets out the minimum terms of employment agreements for employees in each of these countries. We believe we maintain good relations with our employees.

E.    Share ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

F.    Disclosure of a registrants action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of February 15, 2024 by:
•each person or group of affiliated persons known by us to own beneficially more than 5% of our ordinary shares;
•each of our directors;
•each of our named executive officers; and
•all of our directors, director nominees and executive officers as a group.

Applicable percentage ownership as of this Annual Report is based on 139,325,817 ordinary shares outstanding as of February 15, 2024.

The amounts and percentages of our ordinary shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities and such information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power over such security, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated, the business address of each such beneficial owner is c/o SharkNinja, Inc., 89 A Street, Needham, MA 02494.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Directors, director nominees and executive officers
Mark Barrocas(1)	1,966,898	1.4%
Larry Flynn	—	—
Pedro J. Lopez-Baldrich(2)	51,927	*
Neil Shah(3)	677,121	*
CJ Xuning Wang(4)	76,058,114	54.6%
Peter Feld	—	—
Wendy Hayes	—	—
Chi Kin Max Hui	—	—
Dennis Paul	—	—
Timothy R. Warner	—	—
All directors, director nominees and executive officers as a group (10 persons)	78,754,060	56.5%
* Represents less than 1.0% of beneficial ownership.

(1)Consists of (i) 1,498,989 ordinary shares held by Mr. Barrocas and (ii) restricted share units for 467,909 ordinary shares for which the performance-based vesting condition is expected to be satisfied within 60 days of February 15, 2024.

(2)Consists of (i) 8,248 ordinary shares held by Mr. Lopez-Baldrich and (ii) restricted share units for 43,679 ordinary shares for which the performance-based vesting condition is expected to be satisfied within 60 days of February 15, 2024.

(3)Consists of (i) 302,976 ordinary shares held of record by PR2, LLC, which is managed by Mr. Shah, (ii) 301,170 ordinary shares held directly by Mr. Shah and, (iii) restricted share units for 72,975 ordinary shares for which the performance-based vesting condition is expected to be satisfied within 60 days of February 15, 2024. Mr. Shah has sole voting and dispositive power over the shares held by PR2, LLC.

(4)Consists of (i) 62,543,133 ordinary shares held of record by JS&W Global Holding Limited Partnership ("JS&W Global Holding"), previously known as JS Holding Limited Partnership, (ii) 11,652,170 ordinary shares held of record by JS&W Capital SPC ("JS&W Capital"), previously known as Sol Omnibus SPC, and (iii) 1,862,811 ordinary shares held by Mr. Wang. The general partner of JS&W Global Holding is ultimately controlled by Mr. Wang. Mr. Wang also ultimately controls JS&W Capital.

On February 15, 2024, we had 1 registered shareholder with an address in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 139,325,257 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.

Significant changes in ownership by major shareholders

Up until the completion of the Separation and Distribution on July 30, 2023 the Company was a wholly owned subsidiary of JS Global. Upon completion of the Separation and Distribution, Mr. Wang and certain entities that he beneficially owned, our controlling shareholder, owned 57% of our shares outstanding. On December 5, 2023, Mr. Wang and certain entities that he beneficially owned, sold an aggregate 3,200,000 ordinary shares in a registered public offering thereby decreasing his relative percentage of ownership.

B.    Related party transactions

In addition to the director and executive officer compensation arrangements discussed above in “Item 6. Directors, Senior Management and Employees,” this section describes each transaction or series of related transactions since January 1, 2021, and each currently proposed transaction in which:

•we are, were or will be a participant;

•the amount involved exceeded or will exceed $120,000; and

•any of our directors, executive officers or beneficial owners of more than 5% of any class of our share capital, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Related Party Transactions with JS Global

Prior to the separation, we operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and we engaged in various transactions with JS Global entities. Following the separation, we are continuing certain relationships with JS Global entities. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.

Joint Venture

In 2018, we entered into a joint venture agreement with Joyoung for the purpose of distributing our products within the Chinese market. We owned 49.0% of the joint venture and Joyoung owned 51.0%. In 2022, we agreed to transfer our equity interest in the joint venture to Joyoung for zero consideration. For the years ended December 31, 2023, 2022 and 2021, we made equity contributions of $0, $0 and $3.8 million, respectively, to this joint venture entity. Additionally, we sold $0, $1.5 million and $12.1 million of finished goods to this entity during the years ended December 31, 2023, 2022 and 2021, respectively.

Loans, Contributions and Dividends

On March 18, 2021, we declared and paid a special cash dividend of $42.0 million to JS Global. On May 26, 2022, we declared and paid a special cash dividend of $83.5 million to JS Global. On May 26, 2022, we also entered into a loan agreement and transferred a total of $49.3 million to JS Global in 2022, on which $0.8 million of interest had accrued through December 31, 2022. On February 15, 2023, we declared and paid a special cash dividend of $15.5 million to JS Global. On February 27, 2023, we declared and paid a special dividend of $94.9 million to JS Global, which consisted of a cash dividend of $44.5 million and amounts receivable of $50.4 million under an intercompany note in satisfaction of such note. We also paid $5.0 million of withholding taxes associated with that dividend. In connection with the separation, we declared and paid a special cash dividend of $375.0 million to JS Global for the repayment by JS Global of its portion of the outstanding debt under the Facilities Agreement.

Reimbursement for Share-Based Compensation

For the years ended December 31, 2023 and 2022, we reimbursed JS Global $3.2 million and $18.7 million, respectively, for expenses related to restricted stock units of JS Global that were issued by JS Global to our employees pursuant to an equity compensation plan.

Distribution and License Agreements

We have entered into a series of distribution and license agreements with JS Global entities. The purpose of these agreements has been to facilitate the distribution by JS Global entities of our products to certain international markets. For the years ended December 31, 2023, 2022 and 2021, we paid $0, $5.9 million and $0, respectively, for market support payments to JS Global entities under these agreements. In addition, for the years ended December 31, 2023, 2022 and 2021, JS Global entities purchased $0, $0.2 million and $1.4 million, respectively, of finished goods from us to distribute in those international markets.

In connection with the separation, to replace our existing agreements described above, we entered into a Brand License Agreement with JS Global, pursuant to which we grant to JS Global the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets in APAC (and, in connection with the foregoing, each of us and JS Global grant the other certain licenses in certain intellectual property related to products sold under our brands). The licenses to JS Global include certain intellectual property rights in our brands and product technology, to the extent necessary for JS Global to distribute and sell our brands of products (which include our products that existed as of the date of the separation, products that we develop for JS Global pursuant to the Product Development Agreement and new products developed by us or JS Global after the date of the separation which we approve JS Global to distribute and sell). The use by JS Global of our brands, and the products under our brands that are distributed and sold by JS Global entities, are subject to certain quality standards and quality control processes. We and JS Global coordinate through a coordination committee with respect to branding and business planning. JS Global pays us royalties on sales of products under our brands by or on behalf of JS Global (with the exception of royalty payment obligations in China and certain other markets in APAC where products are not sold under our brands as of the date of the separation, for which such payment obligations are suspended for certain periods of time), and we pay JS Global royalties on certain intellectual property owned by JS Global. The Brand License Agreement has a term of 20 years from the date of the separation. The foregoing description of the Brand License Agreement is subject to and qualified in its entirety by reference to the full text of the Brand License Agreement, the form of which is filed as Exhibit 4.5 hereto. Under the Brand License Agreement, for the year ended December 31, 2023, we earned royalties of $1.9 million from JS Global.

In addition, since November 2017, we have been party to a distribution agreement with Mann & Noble Pty. Ltd. (“M&N”) to facilitate the distribution of our products to certain markets in the Asia Pacific Region. On April 11, 2023, JS Global purchased M&N. We no longer rely on this distribution agreement with M&N.

Supplier Agreements

We historically relied on a JS Global purchasing office entity to source finished goods on our behalf and to provide certain procurement and quality control services to us. For the years ended December 31, 2023, 2022 and 2021, we purchased $849.4 million, $1,413.1 million and $1,358.8 million, respectively, of finished goods from this

JS Global purchasing office entity. In connection with these agreements, we incurred costs related to certain procurement and quality control activities, which were reimbursed by JS Global entities. For the years ended December 31, 2023, 2022 and 2021, JS Global entities paid us $18.0 million, $31.7 million and $23.0 million, respectively, for services rendered under these agreements.

Following the separation, we continue to rely on JS Global for certain supply chain services, including supplier management and supply chain strategy, and entered into a Sourcing Services Agreement—JS Global with JS Global with respect to such services. Pursuant to the Sourcing Services Agreement—JS Global, we procure products from certain suppliers in APAC, and JS Global provides coordination, process management and relationship management support to us with respect to such suppliers. We retain the right to procure such products and services from third parties. We pay JS Global a service fee based on the aggregate amount of products procured by us from such suppliers managed by JS Global under the Sourcing Services Agreement—JS Global. The Sourcing Services Agreement—JS Global has a term that commenced on the date of the separation and ends on June 30, 2025. The foregoing description of the Sourcing Services Agreement—JS Global is subject to and qualified in its entirety by reference to the full text of the Sourcing Services Agreement—JS Global, the form of which is filed as Exhibit 4.6 hereto. For the year ended December 31, 2023, we incurred service fees of $40.3 million under the Sourcing Services Agreement—JS Global.

In addition, we have historically been, and continue to be, party to certain supplier agreements with entities that are wholly owned by Joyoung. For the years ended December 31, 2023, 2022 and 2021, we paid $148.1 million, $0 and $46.5 thousand, respectively, to these entities for finished goods inventory. Following the separation, we continue to rely on Joyoung for certain supply chain services, including product procurement, and entered into a Sourcing Services Agreement—Joyoung with Joyoung with respect to such services. Pursuant to the Sourcing Services Agreement—Joyoung, we procure products from Joyoung, and Joyoung is permitted to manufacture such products or procure the manufacture of such products through certain suppliers. We pay Joyoung for products we procure from Joyoung on a cost-plus basis at reasonable, mutually-agreed rates to be determined by us and Joyoung from time to time. The Sourcing Services Agreement—Joyoung has a term of 3 years from the date of the separation, subject to renewal for successive 1-year periods unless we decide not to renew. The foregoing description of the Sourcing Services Agreement—Joyoung is subject to and qualified in its entirety by reference to the full text of the Sourcing Services Agreement—Joyoung, the form of which is filed as Exhibit 4.7 hereto.

Furthermore, we entered into a supplier agreement with Hangzhou Lexiu Electronic Technology Co., LTD (“Lexiu”) in 2022. The immediate family of Mr. Wang indirectly owns 8.9% of Lexiu and Joyoung owns 1.4% of Lexiu. For the years ended December 31, 2023 and 2022, we paid $34.6 million and $17.6 million, respectively, to Lexiu for finished goods inventory. Following the separation and distribution, we continue to rely on Lexiu as a supplier.

Product Development Agreement

We have historically utilized Joyoung and its wholly-owned subsidiaries for research and development services. For the years ended December 31, 2023, 2022 and 2021, we paid $3.0 million, $3.6 million and $4.0 million, respectively, to these entities for these services.

We have entered into an agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities. We provide such commercial services to JS Global to support JS Global’s operation of the SharkNinja-brand business in its territory and JS Global pays SharkNinja a service fee set forth in the applicable schedule. The services that are contemplated by this agreement include product development and testing, project management support, safety and compliance processes support and competitive and consumer insights and analysis, among others. The Product Development Agreement has a term of three years from the date of the separation and will automatically renew for successive periods of one year, unless JS Global provides notice of its intention not to renew. The foregoing description of the Product Development Agreement is subject to and qualified in its entirety by reference to the full text of the Product Development Agreement, the form of which is filed as Exhibit 4.8 hereto. For the year ended December 31, 2023, we earned product development service fees of $0.4 million under the Product Development Agreement.

Separation and Distribution Agreement

We entered into a Separation and Distribution Agreement with JS Global. The Separation and Distribution Agreement sets forth our agreements with JS Global regarding the principal actions to be taken in connection with the separation and the distribution. It also sets forth other agreements that govern certain aspects of our relationship with JS Global following the separation.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identifies assets that were transferred, liabilities that were assumed and contracts that were assigned to each of JS Global and us as part of the separation, and describes when and how these transfers, assumptions and assignments occurred. The Separation and Distribution Agreement provides for those transfers of assets and assumptions of liabilities that were necessary in connection with the separation so that we and JS Global retained the assets necessary to operate our respective businesses and retained or assumed the liabilities allocated in accordance with the separation.

The Separation and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and JS Global. In particular, the Separation and Distribution Agreement provides that, subject to the terms and conditions contained in the Separation and Distribution Agreement:

•“SharkNinja Assets” (as defined in the Separation and Distribution Agreement), including, but not limited to, the equity interests of our subsidiaries, assets reflected on our pro forma balance sheet and assets primarily (or in the case of intellectual property, exclusively) relating to the SharkNinja Business, were retained by or transferred to us or one of our subsidiaries, except as set forth in the Separation and Distribution Agreement or one of the other agreements described herein;

•“SharkNinja Liabilities” (as defined in the Separation and Distribution Agreement), including, but not limited to, the following were retained by or transferred to us or one of our subsidiaries:

•all of the liabilities (whether accrued, contingent or otherwise, and subject to certain exceptions) to the extent related to, arising out of or resulting from the SharkNinja Business;

•liabilities (whether accrued, contingent or otherwise) reflected on our pro forma balance sheet;

•liabilities (whether accrued, contingent or otherwise) relating to, arising out of, or resulting from, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of the SharkNinja Business;

•any product liability claims or other claims of third parties to the extent relating to, arising out of or resulting from any product developed, manufactured, marketed, distributed, leased or sold by the SharkNinja Business;

•liabilities relating to, arising out of, or resulting from any indebtedness of any subsidiary of ours or any indebtedness secured exclusively by any of SharkNinja Assets;

•liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from any form, registration statement, schedule or similar disclosure document filed or furnished with the SEC, to the extent the liability arising therefrom related to matters related to the SharkNinja Business; and

•all other liabilities (whether accrued, contingent or otherwise) relating to, arising out of or resulting from disclosure documents filed or furnished with the SEC that are related to the separation.

All assets and liabilities (whether accrued, contingent or otherwise) of JS Global were retained by or transferred to JS Global or one of its subsidiaries (other than us or one of our subsidiaries), except as set forth in the Separation and Distribution Agreement or one of the other agreements described below and except for other limited exceptions that resulted in us retaining or assuming certain other specified liabilities.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, that any necessary consents or governmental approvals are not obtained and that any requirements of laws or judgments are not complied with. In general, neither we nor JS Global make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions or any other matters.

Certain of the liabilities and obligations assumed by one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and any ancillary agreements were, prior to the separation, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Further Assurances; Separation of Guarantees

To the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation and Distribution Agreement were not consummated on or prior to the date of the distribution, the parties agreed to cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Each party agreed to use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and other transaction agreements. Additionally, we and JS Global agreed to use commercially reasonable efforts to remove us and our subsidiaries as a guarantor of liabilities retained by JS Global and its subsidiaries and to remove JS Global and its subsidiaries as a guarantor of liabilities to be assumed by us.

Treatment of Certain Contracts

Certain contracts were assigned, novated, amended or cloned to facilitate the separation of our business from JS Global. If such contracts could not be assigned, novated, amended or cloned, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract for a specified period of time following the separation.

Release of Claims and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement or any ancillary agreement, each party released and forever discharged the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation. The releases did not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the Separation and Distribution Agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the Separation and Distribution Agreement.

The Separation and Distribution Agreement provides for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to us under the Separation and Distribution Agreement with us and financial responsibility for the obligations and liabilities allocated to JS Global under the Separation and Distribution Agreement. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or due to:

•the liabilities or alleged liabilities the indemnifying party assumed or retained pursuant to the Separation and Distribution Agreement;

•the assets the indemnifying party assumed or retained pursuant the Separation and Distribution Agreement;

•the operation of the indemnifying party’s business, whether prior to, at, or after the distribution; and

•any breach by the indemnifying party of any provision of the Separation and Distribution Agreement or any ancillary agreement unless such other agreement expressly provides for separate indemnification therein.
Each party’s aforementioned indemnification obligations are uncapped; provided that the amount of each party’s indemnification obligations are subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Insurance

Following the separation, we continue to maintain at our own cost our own insurance coverage.

Dispute Resolution

If a dispute arises between us and JS Global under the Separation and Distribution Agreement, the counsels of the parties and such other representatives as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner then, unless otherwise agreed by the parties and except as otherwise set forth in the Separation and Distribution Agreement, the dispute will be resolved through binding confidential arbitration.

Term/Termination

The Separation and Distribution Agreement may be terminated at any time by an agreement in writing signed by us and JS Global.

Treatment of Intercompany Loans and Advances

Upon the completion of the separation, all loans and advances between JS Global or any subsidiary of JS Global (other than us and our subsidiaries), on the one hand, and us or any of our subsidiaries, on the other hand, were terminated other than certain loans and advances that were scheduled to the Separation and Distribution Agreement to remain outstanding following the separation.

Other Matters Governed by the Separation and Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include, but are not limited to, confidentiality and access to and provision of records and treatment of outstanding guarantees and similar credit support.

The foregoing description of the Separation and Distribution Agreement is subject to and qualified in its entirety by reference to the full text of the Separation and Distribution Agreement, the form of which is filed as Exhibit 4.2 hereto.

Transition Services Agreement

In connection with the separation, we entered into a Transition Services Agreement with JS Global pursuant to which we provide certain transition services to JS Global, and (if needed) JS Global will provide certain transition services to us, in order to facilitate the transition of the separated JS Global business. The services are being provided on a transitional basis for a term of twenty-four months, unless a shorter time period is specified on the schedules. JS Global may extend the performance of any service for an additional period of three months on the same terms by providing notice to us, unless otherwise expressly set forth on the schedules. The service fees are set forth on the applicable schedule. Additionally, JS Global must pay or reimburse us for any and all documented third-party costs and expenses reasonably incurred by us in connection with the services and that are not included in the service fees. The foregoing description of the Transition Services Agreement is subject to and qualified in its entirety by reference to the full text of the Transition Services Agreement, the form of which is filed as Exhibit 4.3 hereto. For the year ended December 31, 2023, we earned transition service fees of $1.3 million under the Transition Services Agreement.

Employee Matters Agreement

In connection with the separation, we entered into an employee matters agreement with JS Global that governs our and JS Global’s respective rights, responsibilities and obligations with respect to certain employees (including those employed by us through a professional employer organization) located in Australia, Hong Kong, Japan, PRC, Singapore and South Korea, as well as allocate the assets, liabilities and responsibilities relating to such employees, employment matters, and employee compensation and benefit plans and programs.

In particular, JS Global has an obligation to provide substantially similar cash incentive opportunities and substantially similar employee benefit plans and programs, in each case, that were provided to our employees as of immediately prior to the separation who transferred to JS Global upon the separation. Subject to applicable law, JS Global will also provide service credit to such employees for purposes of vesting and eligibility to participate in its compensation and benefit plans (excluding vesting credit under any equity incentive opportunity), as well as eligibility to use any accrued but unused vacation time under its vacation policies, to the same extent such service was recognized under our plans.

The employee matters agreement further provides that JS Global is responsible for all go-forward liabilities with respect to our employees who transfer to JS Global in connection with the separation, and that we retained all employee-related liabilities with respect to the pre-separation period for all of our employees, including our employees in Hong Kong who were employed by JS Global prior to the separation. The foregoing description of the Employee Matters Agreement is subject to and qualified in its entirety by reference to the full text of the Employee Matters Agreement, the form of which is filed as Exhibit 4.4 hereto.

Other Related Party Transactions

Recourse Promissory Notes

On May 29, 2020, we issued recourse promissory notes (the “2020 Employee Notes”) to certain employees, including certain of our executive officers, to satisfy their individual tax withholding requirements in connection with the vesting of restricted stock units under the JS Global Lifestyle Company Limited Restricted Share Unit Plan (the “JS Global RSU Plan”). Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich were issued $1.0 million, $414.5 thousand, and $74.1 thousand of 2020 Employee Notes, respectively. The 2020 Employee Notes bore an interest rate of 0.25%, which accrued and were due at maturity in March 2021. Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich repaid the full amount of the 2020 Employee Notes issued to each of them, including accrued interest of $2.0 thousand, $0.8 thousand and $0.1 thousand, respectively.

On April 29, 2021, we issued recourse promissory notes (the “2021 Employee Notes”) to certain employees, including certain of our executive officers, to satisfy their individual tax withholding requirements in connection with the vesting of restricted stock units under the JS Global RSU Plan. Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich were issued $13.2 million, $1.8 million and $420.6 thousand of 2021 Employee Notes, respectively. On March 27, 2022 and April 12, 2022, we amended the terms and conditions of the 2021 Employee Notes to certain employees, including Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich. As amended, the 2021 Employee Notes to Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich bore an interest rate of 0.12% to 1.26%, which accrued and were due at maturity, ranging from April 29, 2024 to March 15, 2025. As of December 31, 2022, we had forgiven $4.4 million, $611.1 thousand and $140.7 thousand of the 2021 Employee Notes issued to Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich, including $15.9 thousand, $2.2 thousand and $0.5 thousand in interest, respectively. In March 2023, Mr. Shah and Mr. Lopez-Baldrich repaid the remaining amount of the 2021 Employee Notes issued to each of them, including accrued interest of $12.7 thousand and $3.2 thousand, respectively. In May 2023, Mr. Barrocas repaid the remaining amount of his 2021 Employee Note, including accrued interest of $10.7 thousand.

In May 2022, we issued recourse promissory notes (the “2022 Employee Notes”) to certain employees, including certain of our executive officers, to satisfy their individual tax withholding requirements in connection with the vesting of restricted stock units under the JS Global RSU Plan. Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich were issued $4.8 million, $639.3 thousand and $185.1 thousand of 2022 Employee Notes, respectively. The 2022 Employee Notes bore an interest rate of 1.85%, which accrued and were due at maturity in March 2023. In March 2023, Mr. Barrocas, Mr. Shah and Mr. Lopez-Baldrich repaid the full amount of the 2022 Employee Notes issued to each of them, including accrued interest of $75.5 thousand, $9.9 thousand and $2.9 thousand, respectively.

Cash Bonuses

In December 2023, Mr. Wang paid Mr. Barrocas a cash bonus of $24.0 million on our behalf, which was recorded as an operating expense by us but had no impact on our overall cash flow. The bonus is subject to repayment to Mr. Wang if, among other things, we terminate Mr. Barrocas’ employment for cause, or Mr. Barrocas terminates his service, other than for good reason (as defined in his employment agreement), within 18 months from the payment date.

In December 2023, Mr. Wang paid Mr. Shah a cash bonus of $8.2 million on our behalf, which was recorded as an operating expense by us but had no impact on our overall cash flow. The bonus is subject to repayment to Mr. Wang if, among other things, we terminate Mr. Shah’s employment for cause, or Mr. Shah terminates his service, other than for good reason (as defined in his employment agreement), within 12 months from the payment date.

These bonuses were paid in recognition of the strong performance under the leadership of Mr. Barrocas and Mr. Shah, as well as to continue to incentivize the management team. The payment of these bonuses also reflects the fact that the tax burden on Mr. Barrocas and Mr. Shah as a result of our separation and distribution from JS Global, which was not determinable at the time of the separation and distribution, was determined to be significant.

Employment of an Immediate Family Member

Barney Wang, Senior Manager, Strategic Sales and Analytics, is Mr. Wang’s son. In the fiscal year ended December 31, 2023, Barney Wang received a base salary of $89.5 thousand and a cash bonus of $106.2 thousand.

Indemnification Agreements

Our Memorandum and Articles of Association provide, to the fullest extent permissible under Cayman Law, that our directors and officers shall be indemnified against any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default, as determined by a court of competent jurisdiction in a final non-appealable order. In addition, we have entered into indemnification agreements with each of our directors and executive officers.

Our Policy Regarding Related Party Transactions

Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interest (or the perception thereof). Our Board has adopted a written policy on transactions with related persons that is in conformity with the requirements for companies having ordinary shares that are listed on NYSE. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, that meets the disclosure requirements set forth in Item 404 of Regulation S-K under the Securities Act, in which we were or are to be a participant and in which a “related person,” as defined in Item 404 of Regulation S-K, had, has or will have a direct or indirect material interest.

C.    Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with GAAP.

A.7    Legal proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of business. We believe that the outcome of these proceedings, if determined adversely, will not have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and our employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. For an additional discussion of certain risks associated with legal proceedings, see “Item 3. Key Information—D. Risk Factors.”

A.8    Dividend policy

Under our dividend policy, any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our Board and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of Cayman Law affecting the payment of dividends and distributions to shareholders and other considerations that our Board deems relevant. We do not currently anticipate paying regular dividends on our ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of Our Ordinary Shares—We do not currently anticipate paying dividends on our ordinary shares. Consequently, your only opportunity to achieve a return on your investment may be if the price of our ordinary shares appreciates.”

On March 18, 2021, we declared and paid a special cash dividend of $42.0 million to JS Global. On May 26, 2022, we declared and paid a special cash dividend of $83.5 million to JS Global. On February 15, 2023, we declared and paid a special cash dividend of $15.5 million to JS Global. On February 27, 2023, we declared and paid a special dividend of $94.9 million to JS Global, which consisted of a cash dividend of $44.5 million and amounts receivable of $50.4 million under an intercompany note in satisfaction of such note. In connection with the separation, we declared and paid a special cash dividend of $375.0 million to JS Global for the repayment of JS Global’s outstanding debt under the Facilities Agreement (as defined below). See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Related Party Transactions with JS Global—Loans, Contributions and Dividends.”

In the fourth quarter of 2023, we declared and paid a special cash dividend of $1.08 per ordinary share, or approximately $150.2 million in the aggregate, to our shareholders of record as of December 1, 2023.

B.    Significant changes

We have not experienced any significant changes since the date of our Annual Financial Statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.    Offer and listing details

See “Item 9.C The Offer and Listing—Markets.”

B.    Plan of distribution

Not applicable.

C.    Markets

Our ordinary shares began trading on the New York Stock Exchange under the symbol “SN” on July 31, 2023.

D.    Selling shareholders

Not applicable.

E.    Markets

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.    Share capital

Not applicable.

B.    Memorandum and articles of association

We are a Cayman Islands exempted company and our affairs are governed by our Memorandum and Articles of Association and the Companies Act. Our shareholders adopted the Memorandum and Articles of Association included as Exhibit 4.2 to our registration statement on Form S-8 (file no. 333-273518), filed with the SEC on July 28, 2023.

We incorporate by reference into this Annual Report on Form 20-F the description of our Amended and Restated Memorandum and Articles of Association effective upon the closing of our initial public offering contained in our S-8 registration statement (File No. 333-273518) filed with the SEC on July 28, 2023, as amended. Such description sets forth a summary of certain provisions of our articles of association as currently in effect.

C.    Material contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, "Item 5.B. Liquidity and Capital Resources - Indebtedness", “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report.

D.    Exchange controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

E.    Taxation

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ordinary shares, as the case may be, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the ordinary shares or on an instrument of transfer in respect of an ordinary share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and expect to obtain an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act
(As Revised)
Undertaking as to Tax Concessions

In accordance with Tax Concessions Act the following undertaking is hereby given to the Company:

•That no Act which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
•In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
▪on or in respect of the shares, debentures or other obligations of the Company; or
▪by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of twenty years from the 22nd day of May 2023.

U.S. Federal Income Tax Considerations to U.S. Holders

The following discussion summarizes the anticipated U.S. federal income tax considerations of the ownership and disposition of SharkNinja ordinary shares generally applicable to a U.S. Holder (as defined below) that holds such shares as “capital assets” (generally, property held for investment purposes).

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury regulations promulgated thereunder, published positions of the IRS, court decisions and other applicable authorities, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not purport to be a complete analysis of all the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, such as the alternative minimum tax or the 3.8% Medicare contribution tax imposed on certain net investment income. Further, it does not address any aspect of foreign, state or local taxation or federal estate or gift taxation. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their tax advisors regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax considerations described herein. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to: tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the ordinary shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired ordinary shares in connection with the exercise of employee share options or otherwise as compensation for or in connection with services, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates, or persons that own, directly, indirectly or constructively by application of the constructive ownership rules of the Code, 10% or more of the equity of SharkNinja (including SharkNinja’s ordinary shares).

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of SharkNinja ordinary shares who, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds SharkNinja ordinary shares, the tax treatment of a partner in the partnership (or other entity or arrangement) will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of SharkNinja ordinary shares are urged to consult their tax advisors regarding the U.S. federal income tax treatment of the ownership and disposition of SharkNinja shares.

U.S. Holders are urged to consult their tax advisors regarding the U.S. federal, state and local and other tax considerations of the ownership and disposition of SharkNinja ordinary shares in light of their particular circumstances.

Distributions on the Ordinary Shares

In general, subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to its SharkNinja ordinary shares will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. There can be no assurance that SharkNinja will maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. Any dividend from SharkNinja will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations. For U.S. foreign tax credit purposes, dividends received on SharkNinja ordinary shares by a U.S. Holder will generally be treated as income from sources outside the United States and will generally constitute “passive category income.” A portion of such dividends, however, will be treated as U.S. source income, subject to certain exceptions, in proportion to SharkNinja’s U.S. source earnings and profits if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of SharkNinja’s shares.

U.S. Holders that are individuals and certain other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at preferential rates of taxation provided that certain holding period and other requirements are met. For this purpose, a foreign corporation (other than a corporation that is classified as a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. SharkNinja ordinary shares are currently listed on the NYSE, which is an established securities market in the United States, and are expected to be readily tradable. Thus, SharkNinja expects that dividends paid on its ordinary shares will meet the conditions above required for the preferential tax rates, provided we are not a PFIC in the year such dividend is paid or the preceding taxable year.

Sale, Exchange or Other Taxable Disposition of the Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of SharkNinja ordinary shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such ordinary shares. A U.S. Holder’s initial tax basis in SharkNinja ordinary shares will generally equal the purchase price of such SharkNinja ordinary shares. Such gain or loss will be a long-term capital gain or loss if the SharkNinja ordinary shares have been held for more than one year and will be a short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company Considerations

A foreign corporation will be considered a PFIC for any taxable year in which (i) 75 percent or more of its gross income is “passive income” or (ii) 50 percent or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. Based on the current composition of SharkNinja’s income, assets and operations, SharkNinja currently does not anticipate that it will be a PFIC in the current taxable year or in the foreseeable future. The determination of PFIC status for any taxable year, however, is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as SharkNinja’s market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge SharkNinja’s PFIC status or that SharkNinja will not be a PFIC for any taxable year. If SharkNinja is classified as a PFIC in any year a U.S. Holder owns ordinary shares, certain materially adverse tax consequences could apply to such U.S. Holder. Certain elections may be available (including a mark-to-market election) to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investments in ordinary shares and the availability of, and advisability of making, any election or protective election under the Code with respect to their investment in SharkNinja ordinary shares.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to their holding an interest in SharkNinja ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), if the aggregate value of all of a U.S. Holder’s specified foreign financial assets exceeds a certain threshold amount, by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in SharkNinja ordinary shares. U.S. Holders are urged to consult their tax advisors regarding information reporting requirements relating to their ownership of SharkNinja ordinary shares.

F.    Dividends and paying agents

Not applicable.

G.    Statement by experts

Not applicable.

H.    Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports and reports on Form 6-K. The SEC maintains a website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on our website’s investor relations page, free of charge, our Annual Report on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I.    Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is principally the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk relates to the interest income generated by cash and cash equivalents and interest expense on our debt. Our interest rate sensitivity is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in the form of checking accounts, government money market funds and money market deposit accounts in the United States. Interest income is sensitive to changes in the general level of interest rates. However, due to the short-term maturities of our cash equivalents and restricted cash, we believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

During the year ended December 31, 2023, 2022 and 2021, average debt borrowings, excluding the impact of debt issuance costs, totaled $601.8 million, $462.5 million and $493.8 million, respectively, with interest rates tied to LIBOR for 2022 and up until July 20, 2023, and to SOFR thereafter. A hypothetical 100 basis point fluctuation to interest rates would have increased or decreased interest expense by $6.0 million, $4.6 million and $4.9 million for the year ended December 31, 2023, 2022 and 2021, respectively.

Foreign Currency Exchange Risk

Our international net sales, cost of sales and expenses are denominated in multiple currencies, including British Pounds, Canadian Dollars, Chinese Renminbi, and Euros. As such, we have exposure to adverse changes in exchange rates associated with the net sales and operating expenses of our foreign operations. Any fluctuations in other currencies will have minimal direct impact on our international net sales.

The functional currency of our non-U.S. subsidiaries is generally the respective local currency, although there are some subsidiaries whose functional currency is not their respective local currency. Asset and liability balances denominated in non-U.S. Dollar currencies are translated into U.S. Dollars using period-end exchange rates, while translation of net sales and expenses is based on average monthly rates. Translation adjustments are recorded as a component of accumulated other comprehensive income and transaction gains and losses are recorded in other income (expense), net in our consolidated statements of income.

Our primary foreign currency exchange risk relates to the purchase of inventory from manufacturers located in China. Although our inventory purchases are denominated in U.S. Dollars, as the foreign exchange rate between the Chinese Yuan (“CNY”) and the U.S. Dollars fluctuates, the amount paid to suppliers for our inventory will generally fluctuate accordingly based on our contractual terms. Our subsidiaries in Europe conduct business in their local currencies but are exposed to fluctuations between their functional currency and the U.S. Dollar, in particular due to their inventory purchases being denominated in U.S. Dollars. We regularly monitor the forecast of non-U.S. Dollar expense and the level of non-U.S. Dollar monetary asset and liability balances to determine if any actions, including possibly entering into foreign currency contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations.

We currently utilize foreign currency forward contracts, with financial institutions to protect against a portion of foreign exchange risks, mainly the exposure to changes in the exchange rate of the CNY and GBP against the U.S. Dollar that are associated with future cash flows denominated in CNY and GBP. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the related CNY and GBP denominated cash flows. The fair value of outstanding derivative instruments and associated disclosure are presented within "Note 2 - Summary of Significant Accounting Policies" and "Note 5 - Fair Value Measurements" to our consolidated financial statements included in "Item 18. Financial Statements" of this Form 20-F. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk.

The estimated translation impact to our consolidated financial statements of a hypothetical 10% change in foreign currency exchange rates would amount to $13.6 million, $1.6 million and $4.7 million for the years ended December 31, 2023, 2022 and 2021, respectively. During the years ended December 31, 2023, 2022 and 2021, approximately 26.3%, 18.7% and 18.4% of our net sales and approximately 28.3%, 26.0% and 27.5% of our operating expenses were denominated in non-U.S. Dollar currencies, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt securities

Not applicable.

B.    Warrants and rights

Not applicable.

C.    Other securities

Not applicable.

D.    American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure controls and procedures

As of December 31, 2023, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures due to a material weakness in internal control over financial reporting specific to the controls over the financial statement close process.

During the year ended December 31, 2023, we have made significant progress in remediating the material weakness identified in our internal control over financial reporting in 2022. Specifically, we have hired additional accounting resources with sufficient public company experience and technical accounting expertise and enhanced internal controls surrounding our financial statement close process. We believe we have successfully remediated the material weakness in 2023 related to controls to ensure proper accounting for non-routine and complex transactions, however, operational deficiencies in the financial statement close process, including IT general controls around change management and logical access in IT systems remain. The unremediated deficiencies at December 31, 2023 continue to aggregate into a material weakness. Full remediation of the material weakness will require our internal controls, including IT general controls, to operate effectively for a sufficient period of time.

This material weakness did not result in any material misstatements to the consolidated financial statements and there were no changes to previously released financial statements. Notwithstanding our material weakness, we have concluded that the consolidated financial statements and other financial information included in this Annual Report fairly present in all material respects our financial condition, results of operations, and cash flows for the periods presented.

B.    Management’s annual report on internal control over financial reporting

This Annual Report on Form 20-F does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.    Attestation report of the registered public accounting firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.    Changes in internal control over financial reporting

Except as otherwise noted above under “Item 15A. Disclosure Controls and Procedures”, including the on-going remediation efforts described, there have been no changes in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that have materially affected or reasonably likely to materially affect our internal control over financial reporting. Our plans for remediating the material weakness will constitute changes in our internal control over financial reporting, prospectively, when such remediation plans effectively implemented.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Ms. Hayes, Mr. Warner and Mr. Paul, with Ms. Hayes serving as chair. Ms. Hayes, Mr. Warner and Mr. Paul each meet the independence requirements under the rules of the New York Stock Exchange and under Rule 10A-3 under the Exchange Act. We have determined that Ms. Hayes is an “audit committee financial expert” within the meaning of Item 16A of Form 20-F. For information relating to qualifications and experience of each audit committee member, see “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code is posted on the investor relations section of our principal corporate website at www.sharkninja.com. We intend to disclose future amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees incurred by Ernst & Young LLP, our independent registered public accounting firm.

	Years Ended December 31,
(in thousands)	2023	2022
Audit Fees	$2,340	$3,198
Audit-related Fees	—	—
Tax Fees	1,912	837
All Other Fees	—	—
Total	$4,252	$4,035

A.    Audit fees consist of fees incurred for the annual audit of the Company’s consolidated financial statements, statutory audits of the financial statements of the Company’s subsidiaries, consultations on accounting issues relating to the annual audit, and assistance with review of documents filed with the SEC, including our registration statement on Form F-1 related to our separation and distribution. Audit fees also include services that only our independent external auditor can reasonably provide, such as comfort letters and carve-out audits in connection with strategic transactions.

B.    Audit-related fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report.

C.    Tax fees relate to the aggregated fees for services services related to tax compliance, tax planning and tax advice.

D.    All other fees are any additional amounts billed for products and services provided by the independent auditor.

E.    Audit Committee's pre-approval policies and procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company in accordance with the Audit Committee’s pre-approval policy.

F.    Audit work performed by other than principal accountant if greater than 50%

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer. As a result, we have the option to follow certain Cayman Law corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Cayman Law practices we follow instead. We currently do not rely on this exemption. We may in the future elect to follow home country practices in the Cayman Islands with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

SharkNinja utilizes the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework (“CSF”) as the foundation of the Company’s commitment to effective cybersecurity risk management. The NIST CSF is implemented across the organization to embed risk management processes that address critical information technology risk by applying its key functions for assessing, managing and mitigating cyber risks over time as follows:

1.Identify: The Enterprise Risk Committee of the Company, including the Chief Financial Officer, Chief Legal Officer, Chief Information Officer, Chief People Officer and Chief Operating Officer, identifies and prioritizes information assets, business processes, and systems critical to its operations and performs risk assessments to identify potential threats and vulnerabilities.
2.Protect: Measures are in place to safeguard information assets, including access controls, encryption, secure configurations and leading cybersecurity software and tools. Employee training programs promote awareness of real-world cyber-threats and adherence to cybersecurity policies.
3.Detect: The Company utilizes current technologies to detect and respond to cybersecurity events promptly. Continuous monitoring and incident response plans are integral components of our cybersecurity posture and are supported by a third-party managed security services provider in addition to an internal security operations team.
4.Respond: In the event of a cybersecurity incident, the Company follows a defined incident response plan to contain, mitigate, evaluate and recover from the impact of cybersecurity incidents. Communication protocols are established to notify relevant stakeholders promptly. Third-party forensic investigation and legal firms augment the Incident Response Team to provide specialized services if needed.

5.Recover: The Company maintains comprehensive backup and recovery procedures to ensure the timely restoration of information assets in the event of a cybersecurity incident. Lessons learned from incidents are used to enhance future resilience.

We rely extensively on information technology (“IT”) systems, networks and services, including internet sites, data hosting and processing facilities and tools and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided and/or used by third parties or their vendors, to assist in conducting our business.

Our IT systems have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorized access attempts, phishing and other cyberattacks. We continue to assess potential threats and make investments seeking to address and prevent these threats, including monitoring of our networks and systems and upgrading skills, employee training and security policies for us and our third-party providers. However, because the techniques used in these cyberattacks change frequently and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures. To date, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we do not believe are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. However, we cannot guarantee that our security efforts will prevent breaches or breakdowns to our or our third-party providers’ databases or systems in the future. If the IT systems, networks or service providers we rely upon fail to function properly or if we or one of our third-party providers suffer a loss, significant unavailability of or disclosure of our business or stakeholder information and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive and business harm as well as litigation and regulatory action, including administrative fines. The costs and operational consequences of responding to breaches and implementing remediation measures could be significant.

The Audit Committee of the Board of Directors provides oversight of the Company’s cybersecurity program and receives regular updates on cyber-risks and risk mitigation strategies. Senior management oversees program planning, operations and continuous improvement including:

1.Cyber-risks are reported and monitored through the Enterprise Risk Management program with oversight by the Enterprise Risk Committee.
2.Periodic third-party cybersecurity threat modeling and maturity assessment designed to identify likely threat actors and attack techniques and the Company’s ability that mitigate likely threats.
3.Annual Cybersecurity Strategic Plan and roadmap designed to align cybersecurity budget investments and program enhancements with corporate initiatives and growth goals.
4.Policies and standards that govern the cybersecurity program and the use of technology assets by SharkNinja associates.
5.Cybersecurity awareness training at time of onboarding and annually for all associates, email phishing simulations and ongoing communications to inform associates of current threats and attack techniques.
6.Frequent vulnerability scanning and security tests to identify and reduce risk exposure of critical assets.
7.Annual incident response plan preparedness assessment led by outside consultants to evaluate the Company’s ability to effectively respond to a cybersecurity incident.

SharkNinja performs third-party cybersecurity program risk assessments to evaluate key vendors’ abilities to maintain ongoing operations that support the Company and to protect confidential information from unauthorized access. The Company evaluates risks and implements mitigation strategies with vendors when applicable. Contracts with vendors include provisions that govern effective cybersecurity program management and privacy requirements.

Cybersecurity Governance

The Audit Committee provides oversight of the Company’s cybersecurity program. This oversight includes understanding our business needs and associated risks and reviewing management's strategy and recommendations for managing cybersecurity and privacy risks. In line with this oversight responsibility, the Audit Committee receives regular updates on cyber-risks and risk mitigation strategies from management. Outside counsel and cybersecurity consultants support the Committee in its oversight of the SharkNinja cybersecurity program. Additionally, a Cybersecurity & Privacy Steering Committee consisting of our Chief Information Officer, Chief Legal Officer and Chief Financial Officer meets periodically and is apprised of key risks.

PART III

ITEM 17. FINANCIAL STATEMENTS

We responded to Item 18 of this Annual Report in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Please see Financial Statements and Financial Statement Schedule beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1
Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 4.2 filed with the Registrant’s Registration Statement on Form S-8 (File No. 333-273518), filed with the SEC on July 28, 2023).

2.2*	Description of Securities.
2.3†
SharkNinja, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 filed with the Registrant’s Registration Statement on Form S-8 (File No. 333-273518), filed with the SEC on July 28, 2023).

2.4†
SharkNinja, Inc. 2023 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.2 filed with the Registrant’s Registration Statement on Form S-8 (File No. 333-273518), filed with the SEC on July 28, 2023).

4.1
Form of Indemnification Agreement, between the Registrant and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-272973), filed with the SEC on June 28, 2023).

4.2*	Separation and Distribution Agreement by and among JS Global Lifestyle Company Limited, SharkNinja Global SPV, Ltd. and SharkNinja, Inc., dated July 29, 2023.
4.3*+	Transition Services Agreement by and between SharkNinja, Inc., and JS Global Trading HK Limited, dated July 29, 2023.
4.4*+	Employee Matters Agreement between JS Global Lifestyle Co. Ltd., and SharkNinja, Inc., July 29, 2023.
4.5*+	Brand License Agreement by and between SharkNinja Europe Ltd, and JS Global Trading HK Limited, dated July 29, 2023.
4.6*+	Sourcing Services Agreement - JS Global by and between SharkNinja (Hong Kong) Company Limited, and JS Global Trading HK limited, dated July 29, 2023.
4.7*+
Sourcing Services Agreement - Joyoung by and between Joyoung Holding (Hong Kong) Limited, Hangzou Jiuchang Household Electric Appliances Co., Ltd., and Hanzhou Joyoung Household Electric Appliances Co., Ltd. (collectively, Joyoung), and SharkNinja (Hong Kong) Company Limited, dated July 29, 2023.

4.8*+	Product Development Agreement by and between SharkNinja Europe Ltd., and JS Global Trading HK Limited, dated July 29, 2023.
8	List of Subsidiaries (incorporated by reference to Exhibit 21.1 filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-275872), filed with the SEC on December 4, 2023).
10.1*
Credit Agreement between SharkNinja Appliance LLC, SharkNinja Europe LTD, The Other Borrowers Party Hereto, The Guarantors Party Hereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer and The Other Lenders Party Hereto, dated July 20, 2023.

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
13.1*	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm.
97.1*†	Clawback Policy
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded as Inline XBRL and contained in Exhibit 101).
* Filed herewith.
+ Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K under the Exchange Act. The Company will furnish the omitted schedules to the SEC upon request.
† Indicates a management contract or compensatory plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Mark Barrocas
Date: March 1, 2024		Name: Mark Barrocas
Title: Chief Executive Officer, Director

SHARKNINJA, INC.

	By:	/s/ Larry Flynn
Date: March 1, 2024		Name: Larry Flynn
Title: Interim Chief Financial Officer And Chief Accounting Officer

SHARKNINJA, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of SharkNinja, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SharkNinja, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Index at Item 18 of Part III (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition - Variable Consideration for Sales Discounts and Rebates

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company has contractual programs and practices with customers that can give rise to elements of variable consideration, including discount and rebate programs. The Company accounts for consideration payable to customers under these programs as a reduction of net sales and if the consideration payable to a customer includes a variable amount, the Company estimates the transaction price using the most likely amount method. As of December 31, 2023, the Company had accrued customer incentives of $207.6 million.

Auditing the Company’s accounting for variable consideration for certain non-contractual discount and rebate programs was challenging and subjective due to the degree of estimation involved in measuring the variable consideration. Given the nature and significance of the reserves associated with these discount and rebate programs, subjective auditor judgment was required to evaluate completeness of the amounts accrued for customer incentives.

How We Addressed the Matter in Our Audit
To test variable consideration related to sales discounts and rebates, our audit procedures included, among others, testing the completeness and accuracy of the underlying data used in the Company’s calculation. For a sample of customers, we agreed sales to underlying support, compared the terms of the rebate program to the underlying contract or correspondence between the Company and customer, and tested the calculation of the related accrued balance. We tested management’s lookback analysis over historical reserves compared to actual credits issued and tested a sample of credit memos issued to customers for sales discounts and rebates compared to the amounts accrued. To test the completeness of the accrued customer incentives, we compared credit notes issued after December 31, 2023 to the Company’s estimate.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Boston, Massachusetts

March 1, 2024

SHARKNINJA, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$154,061	$192,890
Restricted cash	—	25,880
Accounts receivable, net(1)	985,172	766,503
Inventories	699,740	548,588
Prepaid expenses and other current assets(2)	58,311	181,831
Total current assets	1,897,284	1,715,692
Property and equipment, net	166,252	137,341
Operating lease right-of-use assets	63,333	67,321
Intangible assets, net	477,816	492,709
Goodwill	834,203	840,148
Deferred tax assets, noncurrent	12	6,291
Other assets, noncurrent	48,170	35,389
Total assets	$3,487,070	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(3)	$459,651	$328,122
Accrued expenses and other current liabilities(4)	620,333	552,023
Tax payable	20,991	1,581
Current portion of long-term debt	24,157	86,972
Total current liabilities	1,125,132	968,698
Long-term debt	775,483	349,169
Operating lease liabilities, noncurrent	63,043	61,779
Deferred tax liabilities, noncurrent	16,500	60,976
Other liabilities, noncurrent	28,019	25,980
Total liabilities	2,008,177	1,466,602
Commitments and contingencies (Note 10)
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 139,083,369 and 138,982,872 shares issued and outstanding as of December 31, 2023 and 2022, respectively	14	14
Additional paid-in capital	1,009,590	941,206
Retained earnings	470,319	896,738
Accumulated other comprehensive loss	(1,030)	(9,669)
Total shareholders’ equity	1,478,893	1,828,289
Total liabilities and shareholders’ equity	$3,487,070	$3,294,891

(1) Including amounts from a related party of $3,594 and $1,033 as of December 31, 2023 and 2022, respectively.
(2) Including amounts from a related party of $0 and $20,069 as of December 31, 2023 and 2022, respectively.
(3) Including amounts to a related party of $101,538 and $231,805 as of December 31, 2023 and 2022, respectively.
(4) Including amounts to a related party of $0 and $8,399 as of December 31, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Year Ended December 31,
	2023	2022	2021
Net sales(1)	$4,253,710	$3,717,366	$3,726,994
Cost of sales(2)	2,345,858	2,307,172	2,288,810
Gross profit	1,907,852	1,410,194	1,438,184
Operating expenses:
Research and development(3)	249,387	215,660	200,641
Sales and marketing(4)	897,585	621,953	619,162
General and administrative(5)	387,316	251,207	180,124
Total operating expenses	1,534,288	1,088,820	999,927
Operating income	373,564	321,374	438,257
Interest expense, net	(44,909)	(27,021)	(16,287)
Other (expense) income, net	(35,427)	7,631	(7,644)
Income before income taxes	293,228	301,984	414,326
Provision for income taxes	126,150	69,630	83,213
Net income	$167,078	$232,354	$331,113
Net income per share, basic	$1.20	$1.67	$2.38
Net income per share, diluted	$1.20	$1.67	$2.38
Weighted-average number of shares used in computing net income per share, basic	139,025,657	138,982,872	138,982,872
Weighted-average number of shares used in computing net income per share, diluted	139,420,254	138,982,872	138,982,872

(1) Including amounts associated with related parties of $3,133, $1,451 and $12,107 for the years ended December 31, 2023, 2022 and 2021, respectively.
(2) Including amounts associated with related parties of $1,037,844, $1,413,098 and $1,358,827 for the years ended December 31, 2023, 2022 and 2021, respectively.
(3) Including amounts associated with related parties of $3,004, $3,561 and $4,030 for the years ended December 31, 2023, 2022 and 2021, respectively.
(4) Including amounts associated with related parties of $8,200, $0 and $0 for the years ended December 31, 2023, 2022 and 2021, respectively.
(5) Including amounts associated with related parties of $22,750, $0 and $0 for the years ended December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2023	2022	2021
Net income	$167,078	$232,354	$331,113
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	10,812	(18,617)	541
Unrealized loss on derivative instruments, net	(2,173)	—	—
Comprehensive income	$175,717	$213,737	$331,654

The accompanying notes are an integral part of these consolidated financial statements.

 SHARKNINJA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital			Total Shareholders’ Equity
	Ordinary Shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2020	138,982,872	$14	$940,507	$508,857	$8,407	$1,457,785
Distribution paid to Former Parent	—	—	—	(42,000)	—	(42,000)
Share-based compensation	—	—	13,924	—	—	13,924
Other comprehensive income, net of tax	—	—	—	—	541	541
Net income	—	—	—	331,113	—	331,113
Balance as of December 31, 2021	138,982,872	$14	$954,431	$797,970	$8,948	$1,761,363
Distribution paid to Former Parent	—	—	—	(83,450)	—	(83,450)
Intercompany note to Former Parent (Note 11)	—	—	—	(50,136)	—	(50,136)
Share-based compensation	—	—	5,509	—	—	5,509
Recharge from Former Parent for share-based compensation	—	—	(18,734)	—	—	(18,734)
Other comprehensive loss, net of tax	—	—	—	—	(18,617)	(18,617)
Net income	—	—	—	232,354	—	232,354
Balance as of December 31, 2022	138,982,872	$14	$941,206	$896,738	$(9,669)	$1,828,289
Distribution paid to Former Parent	—	—	—	(443,318)	—	(443,318)
Share-based compensation	—	—	46,966	—	—	46,966
Recharge from Former Parent for share-based compensation	—	—	(3,165)	—	—	(3,165)
Sale of SharkNinja Co, Ltd. to Former Parent	—	—	(3,295)	—	—	(3,295)
Vesting of restricted stock units, net of shares withheld for taxes	100,497	—	(4,322)	—	—	(4,322)
Cash dividends declared ($1.08 per share)	—	—	—	(150,179)	—	(150,179)
Shareholder-funded executive bonuses	—	—	32,200	—	—	32,200
Other comprehensive income, net of tax	—	—	—	—	8,639	8,639
Net income	—	—	—	167,078	—	167,078
Balance as of December 31, 2023	139,083,369	$14	$1,009,590	$470,319	$(1,030)	$1,478,893

The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$167,078	$232,354	$331,113
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103,821	86,708	78,183
Share-based compensation	46,966	5,509	13,924
Shareholder-funded executive bonuses	32,200	—	—
Provision for credit losses	4,474	8,965	7,913
Non-cash lease expense	14,708	15,475	13,062
Deferred income taxes, net	(41,735)	(16,646)	(15,127)
Other	8,034	791	5,398
Changes in operating assets and liabilities:
Accounts receivable(1)	(229,651)	519	(77,444)
Inventories	(155,806)	53,894	(185,474)
Prepaid expenses and other assets(2)	99,220	(114,163)	(47,725)
Accounts payable(3)	147,513	(118,161)	74,850
Tax payable	19,474	(5,170)	(13,343)
Operating lease liabilities	(14,244)	(14,316)	(12,629)
Accrued expenses and other liabilities(4)	78,549	69,205	56,446
Net cash provided by operating activities	280,601	204,964	229,147
Cash flows from investing activities:
Purchase of property and equipment	(122,741)	(80,257)	(47,992)
Purchase of intangible asset	(8,497)	(7,348)	(5,068)
Capitalized internal-use software development	(563)	(6,829)	(7,014)
Cash receipts on beneficial interest in sold receivables	16,777	42,416	—
Investment in equity method investment	—	(66)	(4,492)
Other investing activities, net	(3,051)	(300)	(1,800)
Net cash used in investing activities	(118,075)	(52,384)	(66,366)
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	800,653	259,854	110,000
Repayment of debt	(442,563)	(310,000)	(122,500)
Intercompany note to Former Parent (Note 11)	—	(49,286)	—
Distribution paid to Former Parent	(435,292)	(45,438)	(42,000)
Recharge from Former Parent for share-based compensation	(3,165)	(15,300)	—
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(4,322)	—	—
Dividend payments	(150,179)	—	—
Net cash used in financing activities	(234,868)	(160,170)	(54,500)
Effect of exchange rates changes on cash	7,633	(14,237)	(704)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(64,709)	(21,827)	107,577
Cash, cash equivalents, and restricted cash at beginning of period	218,770	240,597	133,020
Cash, cash equivalents, and restricted cash at end of period	$154,061	$218,770	$240,597
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$141,247	$90,027	$91,892
Cash paid for interest	51,109	16,322	12,005
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$548	$1,235	$4,226
Deferred payments related to business acquisition	—	—	600
Share-based compensation recharge not yet paid	—	(3,434)	—
Deferred payment received for sold receivables	—	(64,710)	—
Cancellation of related party note through distribution	(8,026)	—	—
Unrealized loss on cash flow hedges	(2,173)	—	—
Reconciliation of cash, cash equivalents and restricted cash within the Condensed Consolidated Balance Sheets to the amounts shown in the Condensed Consolidated Statements of Cash Flows above:
Cash and cash equivalents	$154,061	$192,890	$225,362
Restricted cash	—	25,880	15,235
Total cash, cash equivalents and restricted cash	$154,061	$218,770	$240,597

(1) Including changes in related party balances of $(2,561), $(10,813) and $(389) for the years ended December 31, 2023, 2022 and 2021, respectively.
(2) Including changes in related party balances of $20,069, $(38,734) and $56,677 for the years ended December 31, 2023, 2022 and 2021, respectively.
(3) Including changes in related party balances of $(130,267), $(71,228) and $198,825 for the years ended December 31, 2023, 2022 and 2021, respectively.
(4) Including changes in related party balances of $(8,399), $(1,241) and $1,684 for the years ended December 31, 2023, 2022 and 2021, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

SHARKNINJA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business

SharkNinja, Inc. (the “Company”) is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.” SharkNinja, Inc. is headquartered in Needham, Massachusetts, and distributes products throughout North America, Europe, and other select international markets.

SharkNinja, Inc. was incorporated in the Cayman Islands on May 17, 2023 as a wholly-owned subsidiary of JS Global Lifestyle Company Limited (“JS Global” or the “Former Parent”). The Company was formed for the purpose of completing the listing of the Company on the New York Stock Exchange (“NYSE”) and related transactions to carry on the business of SharkNinja Global SPV, Ltd., and its subsidiaries.

SharkNinja Global SPV, Ltd. was incorporated in 2017 as a wholly-owned subsidiary of JS Global. Prior to July 28, 2023, SharkNinja Global SPV, Ltd. operated as a combination of wholly-owned businesses of JS Global, which is a listed entity on the Hong Kong Stock Exchange.

On July 30, 2023, in connection with (1) the separation (the “separation”) of the Company from JS Global and (2) the distribution to the holders of JS Global ordinary shares of all of JS Global’s equity interest in SharkNinja Global SPV, LTD. in the form of a dividend of the Company’s ordinary shares, JS Global contributed all outstanding shares of SharkNinja Global SPV, Ltd. to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. On July 31, 2023, JS Global distributed 138,982,872 shares of common stock of SharkNinja, Inc. to the holders of JS Global ordinary shares and SharkNinja, Inc. began trading on the NYSE.

Because the separation and distribution was considered a transaction between entities under common control, the financial statements for periods prior to the transaction and the listing on the NYSE have been adjusted to combine the previously separate entities, SharkNinja, Inc. and SharkNinja Global SPV, Ltd., for presentation purposes. Further, the distributed share amount of SharkNinja, Inc. is reflected for all shares and related financial information in these consolidated financial statements.

SharkNinja Global SPV, Ltd. prior to the separation and distribution, together with SharkNinja, Inc. and its subsidiaries subsequent to the separation and distribution are herein referred to as “SharkNinja” or the “Company”.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including the accounting and fair value of derivatives, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation, including probability of the attainment of awards with performance conditions and grant-date fair value of awards with market conditions, and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

Joint Venture

The Company had an investment in a joint venture, SharkNinja (China) Technology Co. Ltd., in which the Company was not the primary beneficiary. The governance structures of this entity did not allow the Company to direct the activities that would significantly affect their economic performance. Therefore, the Company accounted for this investment as an equity method investment and the Company’s share of the post-acquisition results and other comprehensive income is included in other income (expense), net within the consolidated statements of income.

The Company incurred additional investments to offset joint venture operating losses of $0.4 million and $4.5 million in the years ended December 31, 2022 and 2021, respectively, which are included in other (expense) income, net within the consolidated statements of income.

In July 2022, the Company transferred its equity method investment in SharkNinja (China) Technology Co. Ltd. to an entity controlled by JS Global. Such investment had a carrying amount of zero and was transferred for nominal consideration.

Foreign Currency

The Company’s reporting currency is the United States dollar (“USD”). The Company’s functional currency is USD and generally the functional currency of its international subsidiaries is the local currency of the country in which the subsidiary operates. The Company translates the assets and liabilities of non-USD functional currency subsidiaries into USD using exchange rates in effect at the end of each reporting period. Net sales and expenses for these subsidiaries are translated using average exchange rates prevailing during the period. Gains and losses from these translations are recognized as a cumulative translation adjustment and are included in accumulated other comprehensive income within the consolidated balance sheets.

For transactions that are not denominated in the local functional currency, the transactions are recorded at the exchange rate in effect on the day the transaction occurred. The Company remeasures monetary assets and liabilities denominated in a foreign currency at exchange rates in effect at the end of each reporting period. Transaction gains and losses from the remeasurement are recognized in other income (expense), net within the consolidated statements of income. Foreign currency transaction losses were $5.0 million, $13.4 million and $3.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash, accounts receivable, and forward derivative contracts. The Company maintains its cash, cash equivalents and restricted cash with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.

The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.

The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net:

	As of December 31,
	2023	2022
Customer A	22.4%	15.1%
Customer B	16.7	*
Customer C	*	19.8

* Represents less than 10%

The following table summarizes the Company’s customers that represented 10% or more of net sales:

	Year Ended December 31,
	2023	2022	2021
Customer A	19.9%	17.0%	16.0%
Customer B	10.0	*	*
Customer C	14.8	15.7	16.1
Customer D	*	10.2	*

* Represents less than 10%

Supplier Concentration

The Company relies on third parties to supply and manufacture its products, as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash in banks and bank deposits. The Company considers all highly liquid investments, with an original maturity of three months or less at the date of purchase, to be cash equivalents. The Company maintained certain cash amounts restricted as to its withdrawal or use. The Company’s restricted cash primarily consisted of deposits collateralizing a letter of credit for the Company’s custom bonds and operating leases. The Company did not have restricted cash as of December 31, 2023.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair values are therefore determined using model-based techniques that include discounted cash flow models, and similar techniques.

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivables, derivative financial instruments, deferred purchase price (“DPP”) receivable, accounts payable, interest-bearing bank loans and accrued liabilities. Derivative financial instruments and DPP receivable are stated at fair value on a recurring basis. Cash and cash equivalents, restricted cash, accounts receivables, accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to their short-term nature. Interest-bearing bank loans are also stated at their carrying value, which approximates fair value due to their variable interest rates.

Accounts Receivable, Net

Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.

The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.

Expected credit losses are estimated over the contractual term of the financial assets. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Below is a rollforward of the Company’s allowance for credit losses:

	December 31,
	2023	2022	2021

	(in thousands)
Beginning balance	$6,998	$1,783	$1,422
Provision for credit losses	4,474	8,965	7,913
Write-offs and other adjustments	(3,247)	(3,750)	(7,552)
Ending balance	$8,225	$6,998	$1,783

Transfer of Financial Instruments

On August 31, 2022, the Company entered into a Receivable Purchase Agreement (“RPA”) with a financial institution (“Purchaser”) to sell its accounts receivable for a cash advanced payment and a deferred payment in the form of a deferred purchase price receivable. All transfers under the RPA meet the criteria of sales accounting and are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing. The Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables upon the sale and transfer of the receivables to the Purchaser. The Company continues to service, administer and collect the receivables on behalf of the Purchaser. The financial statement impact associated with the servicing liability was immaterial for all periods presented.

As part of the RPA transaction, accounts receivable sold are derecognized from the consolidated balance sheets and a DPP receivable is recognized at fair value. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price. The DPP is subsequently remeasured each reporting period to account for activity during the period, such as the seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates. The DPP is valued using unobservable inputs such as Level 3 inputs, primarily discounted cash flows. Due to the short maturity of the instruments, the carrying value of the DPP receivable approximates the fair value of the DPP. Please refer to Note 5 - Fair Value Measurements for additional details.

For the year ended December 31, 2022, the Company sold and derecognized receivables of $371.5 million, in exchange for a cash advanced payment of $304.2 million and a deferred purchase price receivable recorded at fair value of $64.7 million to prepaid expenses and other current assets in the consolidated balance sheets. Upon the sale and transfer of receivables, the cash advanced payment received was reflected as operating activities and the DPP receivable was reflected as a non-cash investing activity in the consolidated statements of cash flows. As the Company received cash collections from customers on the DPP receivable, these were reflected as investing activities in the consolidated statements of cash flows. In addition, a loss of $2.6 million was recognized in connection with the sale of the receivables, which was recorded within other income (expense), net in the consolidated statements of income.

Cash collections from customers on receivables sold were $269.7 million during the year ended December 31, 2022, of which the cash collections on the DPP receivable were $42.4 million. As of December 31, 2022, the outstanding principal on receivables sold was $101.8 million, and the Company’s risk of loss following the sale of the receivables was limited to the uncollected portion of the DPP at $22.3 million. During the year ended December 31, 2023, cash collections from customers on receivables sold were $96.3 million, of which the cash collections on the DPP receivable were $16.8 million. All amounts on sold receivables were collected as of December 31, 2023.

The following table summarizes the activity related to the DPP receivable:

	As of December 31,
	2023	2022

	(in thousands)
Beginning balance	$22,294	$—
Non-cash addition to DPP receivable	—	64,710
Cash collected on DPP receivable	(16,777)	(42,416)
Non-cash adjustments	(5,517)	—
Ending balance	$—	$22,294

Derivative Financial Instruments

The Company enters into foreign currency forward contracts with financial institutions to protect against foreign exchange risks largely attributable to its exposure to changes in the exchange rate of the Chinese Yuan (“CNY”) and Great British Pound (“GBP”) against the USD that are associated with forecasted future cash flows. The Company’s primary objective in entering into these contracts is to reduce the volatility of cash flows associated with changes in foreign currency exchange rates. The Company does not use derivative instruments for trading or speculative purposes.

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded either within prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income in the consolidated balance sheets until the forecasted transaction occurs upon which the Company reclassifies the related gain or loss on the derivative to the same financial statements line item in the consolidated statements of income to which the derivative relates.

Derivative instruments that hedge the exposure to variability in expected future cash flows or the fair value of assets or liabilities that are not currently designated as hedges for financial reporting purposes, are recorded either within prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in other income (expense), net in the consolidated statements of income. In the consolidated statements of cash flows, the effects of settlements of derivative instruments are classified as operating activities, consistent with the related transactions.

Inventories

Inventory primarily consists of finished goods and, to a lesser extent, components, which are purchased from manufacturers. Inventory is stated at the lower of cost or net realizable value with cost being determined using the standard cost method, which approximates actual costs determined on the first-in, first-out basis. Inventories include indirect acquisition and production costs that are incurred to bring the inventories to their present condition and location, including shipping costs. The Company writes down its inventory for estimated obsolescence or excess inventory based upon assumptions around market conditions and estimates of future demand. Net realizable value is defined as estimated selling prices less reasonably predictable costs of completion, disposal and transportation. Adjustments to reduce inventory to net realizable value are recognized in cost of sales.

Included within inventories are adjustments of $2.8 million, $2.7 million and $2.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, and inventory reserves of $25.0 million, $25.9 million and $16.9 million for the years ended December 31, 2023, 2022 and 2021, respectively, to record inventory to net realizable value.

Property and Equipment, Net

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are expensed as incurred.

The estimated useful lives of the Company’s property and equipment are as follows:

Molds and tooling	3 years
Computer and software	3 - 7 years
Displays	2 years
Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Construction in progress includes computer and software, furniture and fixtures, equipment and leasehold improvements, not yet placed in service, which is stated at cost, and is not depreciated until completed and ready for use.

Capitalized Internal-Use Software Costs

The Company capitalizes internal-use software development costs that are incurred during the application development stage. Capitalized costs of internal-use software development are included within property and equipment, net in the consolidated balance sheets, and amortized on a straight-line basis over the software’s estimated useful life. As of December 31, 2023 and 2022, the Company has capitalized $14.9 million and $13.8 million, respectively, of costs to develop internal-use software. Of those amounts, $0.5 million and $1.5 million of capitalized expenses relate to assets not placed in service as of December 31, 2023 and 2022, respectively. Amortization expense was $3.0 million for the year ended December 31, 2023 and was immaterial for the years ended December 31, 2022 and 2021.

Cloud Computing Arrangement Implementation Costs

The Company capitalizes costs to implement cloud computing arrangements that are service contracts. Capitalized implementation costs are included within other assets, noncurrent in the consolidated balance sheets, and amortized on a straight-line basis over the term of the service contract, which includes reasonably certain renewals. As of December 31, 2023 and 2022, the Company has capitalized $40.2 million and $26.2 million, respectively, of costs to implement cloud computing arrangements. Of those amounts, $3.5 million and $23.6 million of capitalized costs relate to assets not placed in service as of December 31, 2023 and 2022, respectively. Amortization expense was $7.8 million for the year ended December 31, 2023 and was immaterial for the years ended December 31, 2022 and 2021.

Leases

The Company determines if an arrangement is a lease at inception of the contract. For all leases, the Company recognizes on the consolidated balance sheets a liability as of the lease commencement date for its obligation related to the lease and a corresponding asset representing its right to use the underlying asset over the period of use (“ROU asset”). The Company recognizes the lease liability for each lease based on the present value of the lease payments not yet paid at the commencement date of the lease. The ROU asset for each lease is recorded at the amount equal to the initial measurement of the lease liability, adjusted for balances of prepaid rent, lease incentives received and initial direct costs incurred. For operating leases, expense is recognized on a straight-line basis over the lease term. Short-term leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and are recognized on a straight-line basis over the lease term.

As the leases generally do not provide a readily determinable implicit rate, the Company uses an estimated incremental borrowing rate determined based on the information available at the lease commencement date in determining the present value of lease payments. The determination of the incremental borrowing rate requires judgment and is primarily based on publicly available information for companies within the same industry and with similar credit profiles. When determining the lease term, the Company considers renewal options that it is reasonably certain to exercise and termination options that the Company is reasonably certain not to exercise, in addition to the non-cancellable period of the lease.

The Company enters into operating leases for real estate spaces and motor vehicles. For real estate spaces, lease terms range from 2 to 12 years. For motor vehicles, lease terms range from 2 to 5 years. The Company had no finance leases during the periods presented.

Certain of the Company’s real estate leasing agreements include terms requiring the Company to reimburse the lessor for its share of real estate taxes, insurance, operating costs and utilities, as well as payment of sales tax to authorities. The Company accounts for these payments as variable lease costs when incurred because the Company has elected to not separate lease and non-lease components. As a result, such costs are not included in the initial measurement of the lease liability. There are no restrictions or covenants imposed by any of the leases, and none of the Company’s leases contain material residual value guarantees.

Business Acquisitions

When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of income.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business acquisition and has been assigned to the Company’s one reporting unit. Indefinite-lived intangible assets consist of trade name and trademarks acquired through business acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate they may be impaired. Qualitative factors are first assessed to determine whether it is more likely than not that goodwill or indefinite-lived intangible assets are impaired, and quantitative testing would then be performed if necessary. For indefinite-lived intangible assets, quantitative testing would consist of a comparison of the fair value of each indefinite-lived intangible asset with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. For goodwill, quantitative testing consists of a comparison of the reporting unit’s fair value to its carrying value. If the carrying value of a reporting unit exceeds its fair value, goodwill impairment is calculated as the difference between the carrying value of the reporting unit and its fair value, up to the amount of goodwill. There was no impairment of goodwill or indefinite-live intangible assets during the years ended December 31, 2023, 2022 and 2021.

Intangible assets subject to amortization consist of identifiable intangible assets resulting from business acquisitions and purchased patents. Acquired intangible assets from business acquisitions are initially recorded at fair value and purchased patents are initially carried at cost. Intangible assets subject to amortization are amortized on a straight-line basis over their estimated useful lives. Amortization expense is recognized within research and development expenses for developed technology and patents and sales and marketing expenses for customer relationships in the consolidated statements of income.

Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization, or whether the indefinite life assessment continues to be supportable for trade name and trademarks.

The estimated useful lives of the Company’s intangible assets are as follows:

Developed technology	12 years
Patents	10 years
Customer relationships	9 years
Trade names and trademarks	Indefinite and assessed annually for impairment

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recognition and measurement of a potential impairment is performed on assets grouped with other assets and liabilities at the lowest level where identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these asset groups is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the fair value, which is determined based on expected discounted future cash flows arising from those assets. During the year ended December 31, 2023, the Company recognized an impairment loss of $6.8 million as a result of a decline in the asset’s value. The impairment was determined by comparing the carrying amount of the asset to its recoverable amount. The Company determined that there were no events or changes in circumstances that indicated that its long-lived assets were impaired during the years ended December 31, 2022 and 2021.

Revenue Recognition

The Company is a designer, marketer and distributor of small household appliances which are sold under two brands: Shark and Ninja. The Shark offerings cover an expansive and diverse assortment of categories including handheld and robotic vacuums, as well as other floorcare products including steam mops, wet/dry cleaning floor products and carpet extraction, beauty appliance and home environment products. Ninja is a top brand in small kitchen appliances in the United States and its diversified product offering spans across consumers’ kitchens, both indoors and outdoors, with leading products in air fryers, multi-cookers, outdoor and countertop grills and ovens, coffee systems, carbonation, cookware, cutlery, kettles, toasters, bakeware, blenders, food processors, ice cream makers and juicers.

In accordance with ASC 606, Revenue from Contracts with Customers the Company recognizes net sales for both brands at the transaction price when control of the performance obligation is transferred to its customers. Customers primarily consist of retailers, distributors and DTC customers.

Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from net sales. Shipping charges billed to customers are included within net sales and related shipping costs are included within sales and marketing expenses in the consolidated statements of income. The Company has elected to account for shipping and handling activities performed after control has been transferred to the customer as a fulfillment cost.

The Company determines the amount of net sales to be recognized through the application of the following steps:

1.Identification of the contract, or contracts, with the customer

The Company determines that it has a contract with a customer when each party’s rights regarding the products to be transferred can be identified, the payment terms for the products can be identified, the Company has determined the customer has the ability and intent to pay and the contract has commercial substance.

The Company enters into contractual arrangements with customers in the form of individual customer orders which specify the goods, quantity, pricing and associated order terms. The Company does not have significant long-term contracts that are satisfied over time. Due to the nature of the contracts, no significant judgment exists in relation to the identification of the customer contract or satisfaction of the performance obligation. The Company expenses incremental costs of obtaining a contract due to the short-term nature of the contracts.

2.Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the products that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the products either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the products is separately identifiable from other promises in the contract.

The Company also offers assurance-type warranties relating to its products sold to consumers that are accounted for under ASC 460, Guarantees. In certain contracts, the Company provides extended, service type warranties. Such warranties are accounted for as separate performance obligations to which the Company recognizes contract liabilities for the unfulfilled extended warranties by allocating a portion of the transaction price based on the relative stand-alone selling price.

3.Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. Payment terms and conditions generally include a requirement to pay within 30 to 60 days, but such terms and conditions can vary by contract type. In instances where the timing of net sales recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component as generally payment terms are less than one year.

The Company has certain contractual programs and practices with customers that can give rise to elements of variable consideration, such as rights of return and volume incentive rebates. The Company estimates the variable consideration using the expected value method or most likely amount method, based on sales and contractual rates with each customer and records the estimated amount of credits for these programs as a reduction to net sales.

The Company accounts for consideration payable to a customer as a reduction of net sales unless the payment to the customer is in exchange for a distinct good that the customer transfers to the Company. If the consideration payable to a customer includes a variable amount, the Company estimates the transaction price using the most likely amount method.

4.Allocation of the transaction price to the performance obligations in the contract

When a contract contains multiple performance obligations, the contract transaction price is allocated on a relative standalone selling price (“SSP”) basis to each performance obligation. The Company typically determines SSP based on observable selling prices of its products and services. In instances where SSP is not directly observable, SSP is determined using information that may include market conditions and other observable inputs, or by using the residual approach. For the years ended December 31, 2023, 2022 and 2021, revenue recognized associated with performance obligations where SSP is not directly observable was immaterial.

5.Recognition of the revenue when, or as, a performance obligation is satisfied

Net sales are recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer. Net sales are recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those products or services.

The performance obligation for most of the Company’s sales transactions is considered complete when control transfers, which is determined when products are shipped or delivered to the customer depending on the terms of the contract. Net sales related to service-type warranties are recognized ratably over the contract period.

Disaggregation of Net Sales

The following table summarizes net sales by region based on the billing address of customers:

	Year Ended December 31,
	2023		2022		2021
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
North America(1)	$3,018,038	71.0%	$2,922,680	78.6%	$2,954,327	79.3%
Europe(2)	1,072,766	25.2	629,364	16.9	610,942	16.4
Rest of World	162,906	3.8	165,322	4.5	161,725	4.3
Total net sales	$4,253,710	100.0%	$3,717,366	100.0%	$3,726,994	100.0%

(1) Net sales from the United States represented 65.4%, 72.8% and 74.5% of total net sales for the years ended December 31, 2023, 2022 and 2021, respectively.
(2) Net sales from the United Kingdom (“UK”) represented 19.7%, 14.3% and 14.1% of total net sales for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table presents net sales by brand:

	Year Ended December 31,
	2023		2022		2021
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Shark	$2,158,460	50.7%	$2,047,972	55.1%	$2,005,183	53.8%
Ninja	2,095,250	49.3	1,669,394	44.9	1,721,811	46.2
Total net sales	$4,253,710	100.0%	$3,717,366	100.0%	$3,726,994	100.0%

The following table presents net sales by product category:

	Year Ended December 31,
	2023		2022		2021
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Cleaning Appliances	$1,819,465	42.8%	$1,931,732	52.0%	$1,949,950	52.3%
Cooking and Beverage Appliances	1,441,634	33.9	1,078,610	29.0	1,173,365	31.5
Food Preparation Appliances	653,615	15.3	590,438	15.9	548,447	14.7
Other	338,996	8.0	116,586	3.1	55,232	1.5
Total net sales	$4,253,710	100.0%	$3,717,366	100.0%	$3,726,994	100.0%

Contract Liabilities

Contract liabilities consist of deferred net sales related to extended, service-type warranties that are included within accrued expenses and other current liabilities and other liabilities, noncurrent in the consolidated balance sheets. Net sales are deferred when the Company invoices in advance of performance under a contract. The current portion of deferred net sales balances is recognized during the following 12-month period. As of and for the years ended December 31, 2023, 2022 and 2021, ending contract liabilities and revenue recognized associated with service-type warranties were immaterial.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product net sales not yet delivered. As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was immaterial.

Warranty Costs

The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

Product warranty liabilities and changes were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Beginning balance	$20,958	$17,828	$18,157
Accruals for warranties issued	36,894	21,210	22,147
Changes in liability for pre-existing warranties	928	5,964	(4,555)
Settlements made	(30,690)	(24,044)	(17,921)
Ending balance	$28,090	$20,958	$17,828

Research and Development

Research and development expenses include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products, cost of development environments and tools and allocated overhead. Research and development expenses are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and include direct marketing, events, public relations, sales collateral materials and partner programs. Advertising costs amounted to $409.2 million, $270.8 million and $296.0 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are included within sales and marketing expenses in the consolidated statements of income.

Share-Based Compensation

Restricted stock units (“RSUs”) are stock awards that are granted to employees and directors entitling the holder to shares of our common stock as the award vests. RSUs that vest only upon service conditions are measured at fair value based on the quoted price of our common stock at the date of grant. The Company amortizes the fair value of RSUs that vest only upon service conditions as share-based compensation cost over the vesting term, which is typically over a three-year requisite service period, on a straight-line basis, with the amount of compensation cost recognized at any date at least equaling the portion of the grant-date fair value of the award that is vested at that date.

Certain RSUs may vest upon achievement of certain company-based performance conditions and a requisite service period. On the date of grant, the fair value of a performance-based award is calculated using the same method as our service-based RSUs described above. The Company assesses whether it is probable that the individual performance targets would be achieved. If assessed as probable, compensation cost will be recorded for these awards over the estimated performance period using the accelerated attribution method. At each reporting period, the Company reassesses the probability of achieving the performance targets and the performance period required to meet those targets. The estimation of whether the performance targets will be achieved and the performance period required to achieve the targets requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised, or the change in estimate will be applied prospectively depending on whether the change affects the estimate of total compensation cost to be recognized or merely affects the period over which compensation cost is to be recognized. The ultimate number of shares issued and the related compensation cost recognized will be based on a comparison of the final performance metrics to the specified targets.

Certain RSUs granted to executives vest upon achievement of specified levels of market conditions. The fair value of our RSUs with market-based conditions are estimated at the date of grant using a Monte-Carlo simulation model. The probabilities of the actual number of market-based RSUs expected to vest and resultant actual number of shares of common stock expected to be awarded are reflected in the grant date fair values; therefore, the compensation costs for these awards will be recognized ratably over the derived service period for each tranche assuming the requisite service is rendered and are not adjusted based on the actual number of awards that ultimately vest.

Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive these awards, and subsequent events are not indicative of the reasonableness of the Company's original estimates of fair value. The Company accounts for forfeitures in the period in which they occur, rather than estimating expected forfeitures.

Tariffs

The United States has imposed supplemental tariffs on certain imports from China, but has provided exclusions for such tariffs currently through May 31, 2024. We are continuously evaluating the changes to the United States trade policies that impact tariffs and the impact on the Company’s cost of sales. For the year ended December 31, 2022, the Company recorded $25.9 million in refunds related to 2021 purchases and $43.7 million in refunds related to 2022 purchases, which are included as a reduction to cost of sales in the consolidated statements of income. Of these recorded amounts, $0 and $45.4 million were outstanding as of December 31, 2023 and 2022, respectively.

Income Taxes

The Company is subject to income taxes in the United States and other jurisdictions. These other jurisdictions may have different statutory rates than the United States. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes income tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement.

Net Income Per Share

The Company’s basic net income per share is calculated by dividing net income by the weighted average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net income per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury share method or the if-converted method based on the nature of such securities. Diluted net income per share is the same as basic net income per share in periods when the effects of potentially dilutive shares of common shares are anti-dilutive.

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CEO allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Net sales by geographical region can be found in the disaggregation of net sales within this Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	As of December 31,
	2023	2022

	(in thousands)
United States	$60,644	$74,054
China	92,931	55,170
Rest of World	12,677	8,117
Total property and equipment, net	$166,252	$137,341

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies and adopted by the Company on or prior to the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption. As of December 31, 2023, there are no new accounting pronouncements that the Company is considering adopting, other than those described below.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity’s chief operating decision maker (“CODM”) and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The standard is effective for the Company in fiscal year 2024, including interim periods within that year. Retrospective application is required. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard is effective for the Company in fiscal year 2024, and may be applied prospectively or retrospectively. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

3. Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2022

	(in thousands)
Molds and tooling	$286,305	$209,984
Computer and software	100,225	88,483
Displays	91,074	90,722
Equipment	19,391	14,653
Furniture and fixtures	10,614	11,418
Leasehold improvements	36,061	31,315
Total property and equipment	543,670	446,575
Less: accumulated depreciation and amortization	(389,689)	(322,022)
Construction in progress	12,271	12,788
Property and equipment, net	$166,252	$137,341

Depreciation and amortization expenses were $81.0 million, $64.2 million and $56.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2022

	(in thousands)
Prepaid expenses	$12,308	$79,665
Prepaid advertising	7,876	6,609
Related party receivables	—	20,069
Derivative assets	—	22,676
DPP receivable	—	22,294
Other receivables	38,127	30,518
Prepaid expenses and other current assets	$58,311	$181,831

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2022

	(in thousands)
Accrued customer incentives	$207,593	$230,195
Accrued expenses	106,198	75,839
Accrued compensation and benefits	89,658	71,762
Accrued returns	58,828	45,529
Sales and other tax payable	19,904	43,243
Accrued advertising	35,968	6,108
Accrued delivery and distributions	29,850	19,946
Accrued warranty	28,090	20,958
Operating lease liabilities, current	8,390	13,038
Accrued professional fees	8,071	4,177
Derivative liabilities	3,370	—
Other	24,413	21,228
Accrued expenses and other current liabilities	$620,333	$552,023

4. Sale of SharkNinja Co., Ltd

On July 27, 2023, as part of the separation, the Company executed a reorganization whereby SharkNinja sold its Japanese subsidiary, SharkNinja Co., Ltd., to JS Global for a note equal to $8.0 million. The transaction did not result in a change in reporting entity or meet the criteria for discontinued operations and, therefore, the Company has reflected SharkNinja Co., Ltd. in its financial position and results of operations using SharkNinja Co., Ltd.’s carrying values, prior to the separation, and has accounted for the transaction on a prospective basis.

The transaction was accounted for as a common control transaction, whereby the difference of $3.3 million between the proceeds received through the note of $8.0 million and the net carrying value of the assets at the time of the transaction of $11.3 million was recorded as a reduction to additional paid-in capital. The note of $8.0 million was then distributed to JS Global and recorded as a reduction to retained earnings.

5. Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023:

	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Money market funds	$1,806	$1,806	$—	$—
Total financial assets	$1,806	$1,806	$—	$—
Financial Liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 6)	$3,370	$—	$3,370	$—
Total financial liabilities	$3,370	$—	$3,370	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022:

	December 31, 2022
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Derivatives not designated as hedging instruments:
Forward contracts included in prepaid expenses and other current assets (Note 6)	$22,676	$—	$22,676	$—
DPP receivable included in prepaid expenses and other current assets (Note 2)	22,294	—	—	22,294
Total financial assets	$44,970	$—	$22,676	$22,294

The Company classifies its money market funds within Level 1 because they are valued using quoted prices in active markets. The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. The Company classifies its DPP receivable within Level 3 because it is valued using unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no transfers into or out of Level 3 fair value measurement for the years ended December 31, 2023 and 2022.

Because no market exists for a DPP in sold receivables, fair value estimates are based on judgements regarding current economic conditions and the risk characteristics of the expected collection percentage of the remaining receivables outstanding. Those estimates that are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision are included in Level 3. Changes in assumptions could significantly affect the fair value of the DPP receivable presented.

6. Derivative Financial Instruments and Hedging

Notional Amount of Forward Contracts

The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:

	As of December 31,
	2023	2022

	(in thousands)
Derivatives designated as hedging instruments:
Forward contracts	$350,000	$—
Derivatives not designated as hedging instruments:
Forward contracts	—	956,191
Total derivative instruments	$350,000	$956,191

Effect of Forward Contracts on the Consolidated Statements of Income

Total (loss) gain recognized from derivatives that were not designated as hedging instruments was $(30.2) million, $28.6 million and $0.0 million for the years ended December 31, 2023, 2022 and 2021, respectively, and was recorded in other expense, net within the consolidated statements of income.

Effect of Forward Contracts on Accumulated Other Comprehensive Income

The following table represents the unrealized (losses) gains of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of December 31, 2023, and their effect on other comprehensive income for the year ended December 31, 2023:

Year Ended December 31, 2023
(in thousands)
Beginning balance	$—
Amount of net losses recorded in other comprehensive income	(7,205)
Amount of net losses reclassified from other comprehensive income to earnings	5,032
Ending balance	$(2,173)

The Company did not have any forward contracts that were designated as hedging instruments for the years ended December 31, 2022 and 2021.

7. Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets consisted of the following as of December 31, 2023:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(99,363)	$43,720	2.8
Patents	57,436	(24,763)	32,673	5.4
Developed technology	22,677	(5,953)	16,724	8.3
Total intangible assets subject to amortization	$223,196	$(130,079)	$93,117
Intangible assets not subject to amortization:
Trade name and trademarks	$384,699	$—	$384,699	Indefinite
Total intangible assets, net	$607,895	$(130,079)	$477,816

Intangible assets consisted of the following as of December 31, 2022:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(83,465)	$59,618	3.8
Patents	52,695	(19,874)	32,821	6.2
Developed technology	21,381	(5,151)	16,230	9.2
Total intangible assets subject to amortization	$217,159	$(108,490)	$108,669
Intangible assets not subject to amortization:
Trade name and trademarks	$384,040	$—	$384,040	Indefinite
Total intangible assets, net	$601,199	$(108,490)	$492,709

Amortization expenses for intangible assets were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Research and development	$6,884	$6,637	$5,443
Sales and marketing	15,898	15,898	15,898
Total amortization expenses	$22,782	$22,535	$21,341

The expected future amortization expenses related to the intangible assets as of December 31, 2023 were as follows:

Amount
(in thousands)
Years ending December 31,
2024	$24,145
2025	23,627
2026	19,653
2027	6,807
2028	4,040
Thereafter	14,845
Total	$93,117

Goodwill

The following table represents the changes to goodwill:

Carrying Amount
(in thousands)
Balance as of December 31, 2022	$840,148
Goodwill related to sale of SharkNinja Co, Ltd. (See Note 4)	(5,739)
Effect of foreign currency translation	(206)
Balance as of December 31, 2023	$834,203

8. Operating Leases

The components of total lease costs for operating leases for the period presented were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Operating lease cost	$18,831	$18,886	$16,201
Variable lease cost	13,335	7,024	5,294
Short-term lease cost	483	603	450
Total lease cost	$32,649	$26,513	$21,945

The supplemental cash flow information related to operating leases for the periods presented were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Cash payments for operating lease liabilities	$18,419	$16,834	$16,020
Operating lease liabilities arising from obtaining new operating lease ROU assets during the period	11,495	11,089	19,343

The weighted-average remaining lease terms and discount rates for operating leases were as follows:

	Year Ended December 31,
	2023	2022	2021
Weighted-average remaining lease term (years)	5.7	6.4	6.5
Weighted-average discount rate	4.6%	4.4%	4.3%

Future minimum lease payments under non-cancellable leases as of December 31, 2023, were as follows:

Amount
(in thousands)
Years ending December 31,
2024	$18,642
2025	12,492
2026	11,910
2027	11,682
2028	11,206
Thereafter	16,383
Total undiscounted lease payments	82,315
Less: imputed interest	(10,882)
Total operating lease liabilities	$71,433

9. Debt

On March 17, 2020, the Company entered into a term loan and revolving credit agreement (“2020 Facilities Agreement”) with Bank of China Limited, Macau Branch, as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2020 Facilities Agreement provided for a $500.0 million term loan facility (the “2020 Term Loans”) and $200.0 million revolving credit facility (“2020 Revolving Facility”). The 2020 Term Loans and the 2020 Revolving Facility were to mature five years from the initial utilization date on March 20, 2020, and both facilities bore interest at a rate of the London Interbank Offered Rate (“LIBOR”) plus 1.8%.

During the year ended December 31, 2022, there were $260.0 million in draw downs on the 2020 Revolving Facility, which were all repaid during 2022. No amounts were outstanding as of December 31, 2022 and there were no draw downs under the 2020 Revolving Facility during the year ended December 31, 2023.

On July 20, 2023, the Company entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.875%. All SOFR borrowings under the 2023 Credit Agreement also incur a 0.1% credit adjustment. The Company has the ability to borrow in certain alternative currencies under the 2023 Credit Agreement. Alternative currency loans are priced using an Alternative Currency Term Rate plus any applicable spread adjustments. The Company may request increases to the 2023 Term Loans or 2023 Revolving Facility in a maximum aggregate amount not to exceed the greater of $520.0 million or 100% of adjusted earnings before interest, taxes, depreciation, and amortization, as defined in the 2023 Credit Agreement, for the most recently completed fiscal year. The 2023 Credit Agreement replaced the 2020 Facilities Agreement in its entirety and the Company used the net proceeds of $800.9 million from the 2023 Term Loans to repay the remaining principal balance of $400.0 million, accrued interest of $9.2 million related to the 2020 Term Loans and to distribute a $375.0 million dividend to JS Global, as discussed in Note 11 - Shareholders' Equity and Equity Incentive Plan. The Company accounted for the repayment as an extinguishment and recorded a loss on the extinguishment of debt of $1.0 million related to the unamortized debt issuance costs associated with the 2020 Facilities Agreement to other (expense) income, net.

During the year ended December 31, 2023, there were $125.5 million in draw downs on the 2023 Revolving Facility, which were all repaid during 2023. No amounts were outstanding under the 2023 Revolving Facility as of December 31, 2023. As of December 31, 2023, $9.8 million of letters of credit were outstanding, resulting in an available balance of $490.2 million under the 2023 Revolving Facility.

The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of December 31, 2023, the Company was in compliance with the covenants under the 2023 Credit Agreement.

The obligations of the loan parties under the 2023 Credit Agreement with respect to the 2023 Term Loans and 2023 Revolving Facility are secured by (i) equity interests owned by the loan parties in each other loan party and in certain of the Company’s wholly-owned domestic restricted subsidiaries and (ii) substantially all assets of the domestic loan parties (subject to certain customary exceptions). In addition, subject to certain customary exceptions, these obligations are guaranteed by (i) the Company, (ii) each subsidiary of the Company that directly or indirectly owns a borrower and (iii) each other direct and indirect wholly-owned domestic restricted subsidiary of the Company.

Long-term debt related to the 2020 and 2023 Term Loans consisted of the following:

	As of December 31,
	2023	2022

	(in thousands)
2020 Term Loans with principal payments due on March 20 each year; interest at LIBOR plus 1.8%; final balance due on maturity date of March 19, 2025	$—	$437,500
2023 Term Loans with principal payments due quarterly; interest at SOFR plus 1.875%; final balance due on maturity date of July 20, 2028	804,938	—
Less: deferred financing costs	(5,298)	(1,359)
Total debt, net of deferred financing costs	799,640	436,141
Less: current portion	(24,157)	(86,972)
Long-term debt, net of current portion	$775,483	$349,169

Aggregate principal maturities of long-term debt as of December 31, 2023 were as follows:

Amount
(in thousands)
Years ending December 31,
2024	$25,313
2025	40,500
2026	40,500
2027	40,500
2028	658,125
Total future principal payments	$804,938

The Company recognizes and records interest expense related to the 2020 and 2023 Term Loans in interest expense, net, which totaled $45.4 million, $21.8 million and $12.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

10. Commitments and Contingencies

Non-Cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments. As of December 31, 2023, the outstanding non-cancelable purchase obligations with a term of 12 months or longer were immaterial.

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities. The Company investigates these claims as they arise. The Company is not presently a party to any litigation the outcome of which the Company believes, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial condition and results of operations.

11. Shareholders' Equity and Equity Incentive Plan

Ordinary Shares

The Company has authorized 1,000,000,000 ordinary shares with a par value of $0.0001 per share, of which 139,083,369 and 138,982,872 ordinary shares were issued and outstanding as of December 31, 2023 and December 31, 2022, respectively. All outstanding shares of the Company’s ordinary shares are of the same class and have equal rights and attributes. The holders of the Company’s ordinary shares are entitled to one vote per share on all matters submitted to a vote of the shareholders for the Company. Holders of the Company’s ordinary shares will be entitled to receive any dividends if and when dividends are declared by the Company. In the event of liquidation, dissolution or winding up of the Company, the holders of the Company’s ordinary shares are entitled to share ratably in all the Company’s assets remaining after payment of all liabilities.

The prior approval of the holders of a majority of the outstanding ordinary shares is required in order for the Company to take certain actions, including amending, altering or changing the powers preferences or special rights of the ordinary shares in a manner adverse to such series, increasing or decreasing the number of ordinary shares, appointing or removing any directors, taking any action that would result in a liquidation, declaring or paying any dividends on the ordinary shares, redeeming or repurchasing any ordinary shares, transferring any ordinary shares, converting any paid-up shares into stock, waiving or changing any provision of the Company’s Amended and Restated Memorandum and Articles of Association.

Cash Dividend

On November 8, 2023, the board of directors approved the declaration and payment of a special cash dividend of $1.08 per share, or $150.2 million in the aggregate, paid on December 11, 2023 to its shareholders of record as of December 1, 2023.

Intercompany Note to Former Parent

During the year ended December 31, 2022, the Company entered into a note agreement with the Former Parent (the “2022 Intercompany Note to Former Parent”) in which SharkNinja could transfer up to $43.3 million on the day the note was entered into. The Former Parent could subsequently request up to $36.3 million of funds on or prior to January 1, 2023. During the year ended December 31, 2022, the Company transferred $49.3 million to JS Global. The note bore interest at a blended Applicable Federal Rate. Due to the nature of the note receivable, the Company considered it to be an in-substance distribution to its Former Parent accounted for as contra-equity. As of December 31, 2022, the outstanding balance of the note, including interest, recorded as a reduction to retained earnings was $50.1 million.

Distributions to Former Parent

During the year ended December 31, 2023, the Company declared and issued distributions to the Former Parent of $485.4 million, which included amounts receivable of $50.4 million under the 2022 Intercompany Note to Former Parent, including interest, in satisfaction of such note, a cash distribution of $60.3 million paid in February 2023, a cash distribution of $375.0 million paid in July 2023 for the repayment of JS Global’s outstanding debt under the 2020 Facilities Agreement as discussed in Note 9 - Debt, and a non-cash distribution of the note of $8.0 million related to the sale of the Company’s Japanese subsidiary, SharkNinja Co., Ltd, as discussed in Note 4 - Sale of SharkNinja Co., Ltd.

During the years ended December 31, 2022 and 2021, the Company issued distributions to the Former Parent of $133.6 million and $42.0 million, respectively, to pursue Former Parent’s business plan. The $133.6 million distribution to Former Parent during the year ended December 31, 2022 included an intercompany note to Former Parent. Please refer to Intercompany Note to Former Parent above.

Restricted Share Units

JS RSU Plan

The Company’s employees participated in JS Global’s restricted share units plan (“JS RSU Plan”). The restricted share units (“RSUs”) were subject to restrictions on transfer and to a risk of forfeiture if the holder leaves the Company before the restrictions lapse. Grantees were not entitled to any rights of a shareholder, including voting and dividend rights, until the JS Global ordinary shares underlying the RSUs were transferred to them upon vesting.

Each RSU under the JS RSU Plan was granted to directors and employees with no consideration and with the vesting conditions as below:

•30% of the RSUs awarded vested solely based upon continued employment over a specific period of time, generally four years (“Time-based RSUs”).

•70% of the RSUs awarded vested based upon the achievement of the performance conditions as defined in the JS RSU Plan, over time, generally four years (“Performance-based RSUs”).
For Performance-based RSUs, the Company monitored the probability of achieving the performance targets on a quarterly basis and periodically adjusted share-based compensation cost accordingly based on its determination of the likelihood to reach targets. Performance conditions generally included the achievement of financial performance targets.

RSU activities for the year ended December 31, 2023 for RSUs granted under JS RSU Plan to the Company’s employees were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2022	10,254,734	0.97
Vested	(9,177,987)	0.97
Cancelled/Forfeited	(1,076,747)	0.97
Unvested as of December 31, 2023	—	$—

Pursuant to the share-based compensation recharge agreement with Parent entered into in the year ended December 31, 2022, the Company reimbursed share-based compensation costs to Parent in the amount of $3.2 million and $18.7 million during the years ended December 31, 2023 and December 31, 2022, respectively.

SharkNinja Equity Incentive Plan

On July 28, 2023, the Company’s board of directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”) to grant cash and equity incentive awards to eligible participants in order to attract, motivate and retain talent. The 2023 Plan provides for the issuance of stock options, share appreciation rights, restricted stock awards, RSUs, performance awards and other awards. The 2023 Plan initially made 13,898,287 ordinary shares available for future award grants.

The 2023 Plan contains an evergreen provision whereby the shares available for future grants are increased on the first day of each calendar year from January 1, 2025 through and including January 1, 2033. As of December 31, 2023, 9,845,725 ordinary shares were available for future grant under the 2023 Plan. Shares or RSUs forfeited, withheld for maximum statutory tax obligations, and unexercised stock option lapses from the 2023 Plan are available for future grant under the 2023 Plan.

RSU activities for the year ended December 31, 2023 for RSUs granted under the 2023 Plan to the Company’s employees were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2022	—	$—
Granted	4,059,337	28.40
Vested	(194,576)	29.94
Forfeited	(6,775)	30.05
Unvested as of December 31, 2023	3,857,986	$28.32

RSUs granted for the year ended December 31, 2023 under the 2023 Plan were 4,059,337, of which 1,287,542 RSUs were granted to employees and directors with service-only conditions, 1,667,735 performance-based RSUs were granted to employees with vesting conditions tied to the achievement of certain performance growth metrics, such as net sales, gross profit and operating cash flow, and 1,104,060 market-based RSUs were granted to certain of the Company’s senior executives with conditions tied to the achievement of certain levels of market capitalization over a consecutive period of time.

Employee Stock Purchase Plan

On July 28, 2023, the board of directors approved the 2023 Employee Share Purchase Plan (the “ESPP Plan”). A maximum of 1% of the Company’s outstanding ordinary shares (or 1,389,828 shares) were made available for sale under the ESPP Plan. The ESPP Plan contains an evergreen provision whereby the shares available for sale will automatically increase on the first day of each calendar year from January 1, 2025 through and including January 1, 2023, in an amount equal to the lesser of (i) 0.15% of the total number of shares of the Company’s ordinary shares outstanding on December 31 of the preceding year; (ii) 300,000 shares; or (iii) such lesser number of shares as determined by the board at any time prior to the first day of a given calendar year. As of December 31, 2023, there has been no enrollment under the ESPP Plan.

Share-Based Compensation

The share-based compensation by line item in the accompanying consolidated statements of income is summarized as follows:

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Research and development	$7,696	$1,741	$2,918
Sales and marketing	4,934	459	1,755
General and administrative	34,336	3,309	9,251
Total share-based compensation	$46,966	$5,509	$13,924

As of December 31, 2023, the Company did not have any unrecognized share-based compensation cost related to RSUs granted under the JS RSU Plan. As of December 31, 2023, the Company had $71.4 million unrecognized share-based compensation cost related to RSUs granted under the 2023 Plan that will be recognized over the weighted average period of 1.8 years. Of this unrecognized share-based compensation cost, $33.0 million and $10.0 million was related to RSUs granted under the 2023 Plan with performance and market conditions, respectively.

For those RSUs with service conditions, performance conditions or a combination of both, the grant date fair value was measured based on the quoted price of our common stock at the date of grant. The weighted average grant date fair value of these awards for the year ended December 31, 2023 was $30.36 per share.

The Company estimated the fair value for the RSUs with a market condition using the Monte Carlo simulation model on the date of grant. The weighted-average grant date fair value of the RSUs with a market condition granted in the year ended December 31, 2023 was $23.14, using the following assumptions:

Stock price at valuation date	$—
Expected volatility	44.99 % to 47.62%
Risk-free interest rate	4.30 % to 5.07%
Expected dividends	0%
Expected term (in years)	1.48 to 4.01

The total grant-date fair value of RSUs vested during the year ended December 31, 2023 was $5.8 million.

12. Income Taxes

The components of income before income taxes were as follows:

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
United States	$162,023	$250,421	$386,023
Foreign	131,205	51,563	28,303
Total income before income taxes	$293,228	$301,984	$414,326

The provision for income taxes was as follows:

	Year Ended December 31,
	2023	2022	2021

	(in thousands)
Current:
Federal	$130,665	$62,838	$65,586
State	19,831	13,362	15,478
Foreign	17,389	10,076	17,276
Total current income tax expense	167,885	86,276	98,340
Deferred:
Federal	(45,596)	(24,970)	(4,913)
State	(6,286)	3,020	(2,621)
Foreign	10,147	5,304	(7,593)
Total deferred income tax benefit	(41,735)	(16,646)	(15,127)
Total provision for income taxes	$126,150	$69,630	$83,213

A reconciliation of the Company’s statutory income tax expense to effective income tax provision is as follows:

	Year Ended December 31,
	2023	2022	2021

	(in percentages)
Federal statutory income tax rate	21.0%	21.0%	21.0%
State tax, net of federal benefit	3.3	2.0	2.6
Permanent differences	0.6	(0.4)	(0.3)
Foreign-derived intangible income	(0.5)	—	(1.6)
Research and development credits, net	(2.0)	(3.0)	(1.3)
Tax uncertainties	—	0.4	—
Deferred tax adjustments	—	(0.2)	0.4
Excess tax benefits from share-based compensation	(0.1)	(0.2)	(1.3)
Change in valuation allowance	(0.2)	2.6	—
Foreign rate differential	1.0	(0.3)	(0.3)
Withholding taxes	9.9	1.0	—
Limitation on executive compensation	7.0	—	—
Non-deductible transaction costs	2.9	—	—
Other tax rate items	0.1	0.2	0.9
Total	43.0%	23.1%	20.1%

 The difference between the U.S. federal statutory tax rate of 21.0% and the Company’s effective tax rate (“ETR”) for the years ended December 31, 2023, 2022 and 2021, is primarily due to state taxes, benefits from U.S. research and development credits, U.S. tax benefits from share-based compensation deductions, non-deductible costs associated with the separation and distribution, withholding taxes, and limitations on deductible executive compensation. The increase in the ETR from 2022 to 2023 is primarily related to withholding taxes associated with distributions to the Former Parent, non-deductible executive compensation, and non-deductible costs associated with the separation and distribution. The increase in the ETR from 2021 to 2022 is primarily related to the change in valuation allowance and withholding taxes associated with distributions to the Former Parent.

Although the Parent is domiciled outside of the United States, as the most significant activity is driven and managed in the United States, the Company has utilized the statutory tax rate of 21.0% as the federal statutory rate in the rate reconciliation.

The following table presents the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022

	(in thousands)
Deferred tax assets:
Accrued expenses and reserves	$40,105	$33,778
Operating lease liabilities	13,973	15,401
Share-based compensation	2,000	2,215
Net operating loss carryforwards	465	6,587
Capitalized research and development expenditures	65,528	37,180
Other	8,442	7,463
Gross deferred tax assets	130,513	102,624
Valuation allowance	(7,358)	(7,903)
Total deferred tax assets, net of valuation allowance	$123,155	$94,721
Deferred tax liabilities:
Goodwill and intangible assets	(126,063)	(128,713)
Property and equipment, net	(1,848)	(3,887)
Derivative financial instruments	—	(4,367)
Right-of-use assets	(11,732)	(12,439)
Total deferred tax liabilities	(139,643)	(149,406)
Net deferred tax liabilities	$(16,488)	$(54,685)

A valuation allowance is provided for deferred tax assets where the recoverability of the assets is uncertain. The determination to provide a valuation allowance is dependent upon the assessment of whether it is more likely than not that sufficient future taxable income will be generated to utilize the deferred tax assets. Based on the weight of the available evidence, which includes the Company’s historical operating profits and substantial taxable temporary differences, a valuation allowance has been established in certain jurisdictions as of December 31, 2023 and 2022, where attributes are not more-likely-than-not to be utilized, primarily in relation to Massachusetts tax credits.

As of December 31, 2023, the Company had foreign net operating loss carryforwards of $3.1 million and state research and development credit carryforwards of $9.0 million, which will begin to expire in 2024 and 2036, respectively.

Federal and state laws impose restrictions on the utilization of net operating loss carryforwards and research and development credit carryforwards in the event of a change in ownership of the Company, which constitutes an ‘ownership change’ as defined by Internal Revenue Code Section 382 and 383. The Company experienced an ownership change in the past that does not materially impact the availability of its net operating losses and tax credits. Should there be an ownership change in the future, the Company’s ability to utilize existing carryforwards could be substantially restricted.

As of December 31, 2023 and 2022, the Company did not have unremitted earnings when evaluating the outside basis difference relating to its investment in foreign subsidiaries. However, there could be local withholding taxes payable due to various foreign countries if certain lower tier earnings are distributed. Withholding taxes and state income taxes that would be payable upon remittance of these lower tier earnings were not material as of December 31, 2023 and 2022.

A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Positions

(in thousands)
Balance - January 1, 2021	$2,999
Additions related to current year tax positions	12
Statue of limitations release	(903)
Balance - December 31, 2021	$2,108
Additions related to current year tax positions	982
Statue of limitations release	(673)
Balance - December 31, 2022	$2,417
Additions related to current year tax positions	277
Statue of limitations release	(570)
Settlements	(1,319)
Balance - December 31, 2023	$805

As of December 31, 2023, 2022 and 2021, an immaterial amount of the unrecognized tax benefits would affect the Company’s effective tax rate, if recognized and an immaterial amount is expected to reverse in the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. There was $1.1 million and $1.4 million of accrued interest and penalties related to unrecognized tax benefits as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company recorded an immaterial benefit for the accrual of interest and penalties.

The Company’s material income tax jurisdictions are the United States (federal) and UK. The Company is not currently under audit in the United States, but is currently under audit in the UK for the 2020 tax year. The statute of limitations for years prior to 2020 are closed for the United States and the UK. There are open tax years which remain subject to examination in various other jurisdictions that are not material to the Company’s financial statements with open tax years ranging from 2013 to 2023.

13. Employee Benefits

Defined Contribution Plan

The Company has a defined-contribution plan in the United States intended to qualify under Section 401k of the Internal Revenue Code (the “401k Plan”). The 401k Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company makes contributions to the 401k Plan up to 4% of the participating employee’s eligible compensation. During the years ended December 31, 2023, 2022 and 2021, the Company recorded $5.9 million, $4.7 million and $4.1 million, respectively, of expenses related to the 401k Plan.

People’s Republic of China (“PRC”) Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, unemployment insurance, medical care, employee housing fund and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended December 31, 2023, 2022 and 2021, the Company recorded $11.3 million, $10.6 million and $8.4 million, respectively, of total expenses related to these benefits.

Certain of the Company’s other non-U.S. subsidiaries sponsor or participate in local defined benefit pension plans. The obligations, contributions and associated expense of such plans for the years ended December 31, 2023, 2022 and 2021 were immaterial.

14. Net Income Per Share

On July 31, 2023, in connection with the separation from JS Global, 138,982,872 shares of common stock of SharkNinja, Inc. were distributed to JS Global shareholders. The distributed share amount of SharkNinja, Inc. is utilized for the calculation of basic and diluted net income per share of the Company for all periods presented prior to the separation and distribution from JS Global. For the years ended December 31, 2023, 2022 and 2021, these shares are treated as issued and outstanding for purposes of calculating historical net income per share. For periods prior to the separation and distribution, it is assumed that there are no dilutive equity instruments as there were no equity awards of SharkNinja, Inc. outstanding prior to the separation and distribution.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Years Ended December 31,
	2023	2022	2021

	(in thousands, except share and per share data)
Numerator:
Net income	$167,078	$232,354	$331,113
Denominator:
Weighted-average shares used in computing net income per share, basic	139,025,657	138,982,872	138,982,872
Dilutive effect of RSUs	394,597	—	—
Weighted-average shares used in computing net income per share, diluted	139,420,254	138,982,872	138,982,872
Net income per share, basic	$1.20	$1.67	$2.38
Net income per share, diluted	$1.20	$1.67	$2.38

Potential ordinary shares of certain performance-based and market-based RSUs of approximately 1,659,314 for the year ended December 31, 2023, for which all targets required to trigger vesting had not been achieved, were excluded from the calculations of weighted average shares used in computing diluted net income per share.

15. Related Party Transactions

Transactions with JS Global

Prior to the separation, the Company operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and engaged in various transactions with JS Global entities. Following the separation and distribution, JS Global continues to be a related party due to a common shareholder that has majority control of both the Company and JS Global. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.

Supplier Agreements

The Company historically relied on a JS Global purchasing office entity to source finished goods on the Company’s behalf and to provide certain procurement and quality control services. Additionally, the Company purchases certain finished goods directly from a subsidiary of JS Global. For the years ended December 31, 2023, 2022, and 2021, the Company purchased $1,015.6 million, $1,444.8 million and $1,381.8 million, respectively, of finished goods from JS Global entities. In connection with these agreements, the Company historically incurred costs related to certain procurement and quality control activities that were reimbursed by JS Global entities. For the years ended December 31, 2023, 2022 and 2021, JS Global entities paid the Company $18.0 million, $31.7 million and $23.0 million respectively, which were recorded as a reduction to cost of sales for services rendered under these agreements.

Sourcing Services Agreement

In connection with the separation, the Company entered into a sourcing services agreement with JS Global. Pursuant to the agreement, the Company procures products from certain suppliers in the Asia-Pacific region (“APAC”), and JS Global provides coordination, process management and relationship management support to us with respect to such suppliers. The Company retains the right to procure such products and services from third parties. The Company pays JS Global a service fee based on the aggregate amount of products procured by the Company from such suppliers managed by JS Global under the agreement. The Sourcing Services Agreement has a term commencing July 28, 2023 and ending on June 30, 2025. The Company will pay JS Global the following: (i) for the period July 28, 2023 to June 30, 2024, an amount equal to 4% of the procurement amount during such period; and (ii) for the period from July 1, 2024 until December 31, 2024, an amount equal to 2% of the procurement amount during such period; and (iii) for the period from January 1, 2025 until the end of the Term, an amount equal to 1% of the procurement amount during such period. For the year ended December 31, 2023, fees incurred by the Company related to this agreement were $40.3 million and were included in cost of sales.

Brand License Agreement

In connection with the separation, the Company entered into a brand license agreement with JS Global, in which the Company granted to JS Global the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets in APAC. The brand license agreement has a term of 20 years from the date of the separation. Under this agreement, JS Global pays to SharkNinja a royalty of 3% of net sales of licensed products. For the year ended December 31, 2023, the Company earned royalty income of $1.9 million which was included in net sales.

Product Development Agreements

The Company has historically utilized JS Global subsidiaries for certain research and development services. For the years ended December 31, 2023, 2022 and 2021, the Company paid $3.0 million, $3.6 million and $4.0 million, respectively, to JS Global entities for these services.

In connection with the separation, the Company entered into an agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities related to the distribution of products in APAC. For the year ended December 31, 2023, the Company earned product development service fees of $0.4 million under this agreement.

Transition Services Agreement

In connection with the separation, the Company entered into a transition services agreement with JS Global pursuant to which the Company provides certain transition services to JS Global, in order to facilitate the transition of the separated JS Global business. The services are provided on a transitional basis for a term of twenty-four months, subject to a three-month extension by JS Global. For the year ended December 31, 2023, service fees related to this agreement were $1.3 million and were recorded as a reduction of general and administrative expenses.

Former Joint Venture

In 2018, the Company entered into a joint venture agreement with a JS Global subsidiary for the purpose of distributing SharkNinja products within the Chinese market. The Company owned 49.0% of the joint venture and JS Global owned 51.0%. In 2022, the Company transferred its equity interest in the joint venture to JS Global for zero consideration. During the year ended December 31, 2021, the Company made equity contributions of $3.8 million to this joint venture entity. Additionally, the Company sold $0, $1.5 million and $12.1 million of finished goods to this entity during the years ended December 31, 2023, 2022 and 2021, respectively.

Transactions with Former Parent

See Note 11 - Shareholders' Equity and Equity Incentive Plan for details on the Company’s equity transaction with Parent including distribution to Former Parent and share-based compensation recharge from Former Parent.

The following is a summary of the related party transactions associated with JS Global:

	Years Ended December 31,
	2023	2022	2021

	(in thousands)
Related party revenue
Sale of goods	$1,264	$1,451	$12,107
Royalty income	1,869	—	—
Related party expense (income)
Cost of sales - purchases of goods and services, net	$1,037,844	$1,413,098	$1,358,827
Research and development services, net	3,004	3,561	4,030
General and administrative	(1,250)	—	—

	As of
	December 31, 2023	December 31, 2022

	(in thousands)
Related party assets
Accounts receivable, net	$3,594	$1,033
Prepaid expenses and other current assets	—	2,886
Related party liabilities
Accounts payable	$101,538	$231,805
Accrued expenses and other current liabilities	—	8,399

Cash Bonuses from Related Parties

In December 2023, Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, paid Mr. Mark Barrocas, the Company’s Chief Executive Officer, a cash bonus of $24.0 million on behalf of the Company, which was recorded as an operating expense by the Company but had no impact on the Company’s overall cash flow. The bonus is subject to repayment to Mr. Wang if, among other things, the Company terminates Mr. Barrocas’ employment for cause, or Mr. Barrocas terminates his service, other than for good reason (as defined in his employment agreement), within 18 months from the payment date.

In December 2023, Mr. Wang paid Mr. Neil Shah, the Company’s Chief Commercial Officer, EVP, a cash bonus of $8.2 million on behalf of the Company, which was recorded as an operating expense by the Company but had no impact on the Company’s overall cash flow. The bonus is subject to repayment to Mr. Wang if, among other things, the Company terminates Mr. Shah’s employment for cause, or Mr. Shah terminates his service, other than for good reason (as defined in his employment agreement), within 12 months from the payment date.

These bonuses were paid in recognition of the strong performance under the leadership of Mr. Barrocas and Mr. Shah, as well as to continue to incentivize the management team. The payment of these bonuses also reflects the fact that the tax burden on Mr. Barrocas and Mr. Shah as a result of the Company’s separation and distribution from JS Global, which was not determinable at the time of the separation and distribution, was determined to be significant.

Recourse Promissory Notes

On April 29, 2021, the Company issued recourse promissory notes of $17.6 million to certain employees (the “2021 Employee Notes”) to satisfy their individual tax withholding requirements. These promissory notes bore interest at a rate of 0.1%. The receivables under the 2021 Employee Notes were due on the earlier of (i) March 15, 2022, or (ii) the date of the employee’s termination of employment with the Company.

On March 27, 2022, the terms and conditions of the 2021 Employee Notes issued to one executive were amended. The amended promissory note agreement allowed for the forgiveness of the principal amount, plus all accrued and unpaid interest, over a three-year period beginning April 30, 2022, provided that the employee remained continuously employed by the Company through the forgiveness dates. On April 30, 2022, a total of $4.4 million of the 2021 Employee Notes was forgiven and recorded as compensation expense.

On April 12, 2022, the terms and conditions of the 2021 Employee Notes issued to three executives were modified. These modified recourse promissory notes amended the interest rate to 1.3% from 0.1% and extended the maturity date to April 29, 2024. The amended promissory note agreements allowed for the forgiveness of the principal amount, plus all accrued and unpaid interest, over a three-year period beginning April 29, 2022, provided that the employees remained continuously employed by the Company through the forgiveness dates. On April 29, 2022, a total of $0.8 million of the 2021 Employee Notes was forgiven and recorded as compensation expense.

As of December 31, 2022, the outstanding balance of 2021 Employee Notes, including interest, was $11.2 million and was included in prepaid expenses and other current assets. During the year ended December 31, 2023, the Company received full repayment on the outstanding balances of the 2021 Employee Notes and no amounts remained outstanding as of December 31, 2023.

In 2022, the Company issued recourse promissory notes of $6.0 million to certain employees (the “2022 Employee Notes”) to satisfy their individual tax withholding requirements. These promissory notes bore interest at a rate of 1.9%. The receivables on the 2022 Employee Notes were due on the earlier of (i) March 15, 2023, or (ii) the date of the employee’s termination of employment with the Company. As of December 31, 2022, the outstanding balance of 2022 Employee Notes, including interest, was $6.0 million and was included in prepaid expenses and other current assets. During the year ended December 31, 2023, the Company received full repayment on the 2022 Employee Notes and no amounts remained outstanding as of December 31, 2023.

16. Subsequent Events

The Company has evaluated subsequent events from the balance sheet date up to the date the consolidated financial statements were issued and has determined that there have been no subsequent events that would require disclosure in, or adjustment to, the consolidated financial statements.

Financial Statement Schedule

VALUATION AND QUALIFYING ACCOUNTS

The table below details the activity of the Company’s allowance for sales returns:

	December 31,
	2023	2022	2021

	(in thousands)
Beginning balance	$45,529	$46,436	$47,633
Charges to net sales	274,926	201,453	190,108
Deductions and other adjustments	(261,627)	(202,360)	(191,305)
Ending balance	$58,828	$45,529	$46,436

All other schedules have been omitted because they are not required, not applicable, or the required information is otherwise included.